Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

KING PHARMACEUTICALS, INC.

at

$14.25 NET PER SHARE

by

PARKER TENNESSEE CORP.

a wholly-owned subsidiary of

PFIZER INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, NOVEMBER 19, 2010, UNLESS THE OFFER IS EXTENDED.

Parker Tennessee Corp., a Tennessee corporation (the “Purchaser”) and a wholly-owned subsidiary of Pfizer Inc., a Delaware corporation (“Parent”), is offering to purchase all of the outstanding shares of common stock, without par value (the “Shares”), of King Pharmaceuticals, Inc., a Tennessee corporation (“King”), at a purchase price of $14.25 per Share (the “Offer Price”), net to the sellers in cash, without interest thereon and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 11, 2010 (as it may be amended from time to time, the “Merger Agreement”), among Parent, the Purchaser and King. The Merger Agreement provides, among other things, that following consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into King (the “Merger”), with King continuing as the surviving corporation and a wholly-owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by Parent or any subsidiary of Parent, including the Purchaser, and any Shares held by King as treasury stock, which Shares will be canceled without any conversion) will be canceled and converted into the right to receive $14.25, in cash, without interest thereon and subject to any required withholding taxes. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The Offer is conditioned upon, among other things, (i) satisfaction of the Minimum Condition (as described below) and (ii) (A) the waiting period (and any extension thereof) applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) having been terminated or expired, and (B) all other authorizations, consents, orders or approvals of, or declarations, notices or filings with, or expirations of waiting periods imposed by, any governmental authority governing foreign antitrust or competition laws in connection with the Merger and the consummation of the other transactions contemplated by the Merger Agreement having been made or obtained (the “Regulatory Condition”). The Minimum Condition requires that there shall have been validly tendered and not validly withdrawn prior to the expiration of the Offer the minimum number of Shares, which when added to the Shares already owned by Parent and its subsidiaries represents the number of Shares required to approve the Merger Agreement and the transactions contemplated thereby pursuant to the charter and by-laws of King and the Tennessee Business Corporation Act on the date on which the Offer expires, determined on a fully-diluted basis (as defined in the Merger Agreement) (the “Minimum Condition”). The Offer also is subject to other conditions set forth in this Offer to Purchase. See Section 15 – “Certain Conditions of the Offer.”

On October 11, 2010, the King Board of Directors unanimously (i) approved the terms of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that the terms of the Offer and the Merger are fair to King and its shareholders that are unaffiliated with Parent, (iii) declared that it is in the best interests of King and its shareholders that are unaffiliated with Parent that King enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein and (iv) recommended that King’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, approve the Merger Agreement.

Accordingly, King’s Board of Directors unanimously recommends that King shareholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, approve the Merger Agreement and the transactions contemplated thereby.

A summary of the principal terms of the Offer appears on pages i through viii. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

The Information Agent for the Offer is:

The Dealer Manager for the Offer is:

October 22, 2010

IMPORTANT

If you wish to tender all or a portion of your Shares in the Offer, you should either (i) complete and sign the letter of transmittal (or a facsimile thereof) that accompanies this Offer to Purchase (the “Letter of Transmittal”) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If you hold Shares in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.

If you wish to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein) or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender your Shares by following the guaranteed delivery procedures described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance should be directed to the Information Agent (as defined herein) or the Dealer Manager (as defined herein) at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained at our expense from the Information Agent or the Dealer Manager. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other material related to the Offer may be found at www.sec.gov.

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety. Parent and the Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning King contained herein and elsewhere in the Offer to Purchase has been provided to Parent and the Purchaser by King or has been taken from or is based upon publicly available documents or records of King on file with the United States Securities and Exchange Commission or other public sources at the time of the Offer. Parent and the Purchaser have not independently verified the accuracy and completeness of such information. Parent and the Purchaser have no knowledge that would indicate that any statements contained herein relating to King provided to Parent and the Purchaser or taken from or based upon such documents and records filed with the United States Securities and Exchange Commission are untrue or incomplete in any material respect.

Securities Sought:	All of the issued and outstanding shares of common stock, without par value, of King Pharmaceuticals, Inc. (“King”).

Price Offered Per Share:	$14.25 in cash, without interest thereon and subject to any required withholding taxes.

Scheduled Expiration of Offer:	12:00 midnight, New York City time, at the end of Friday, November 19, 2010, unless the Offer is otherwise extended. See Section 1 – “Terms of the Offer.”

Purchaser:	Parker Tennessee Corp., a wholly-owned subsidiary of Pfizer Inc.

Who is offering to buy my securities?

We are Parker Tennessee Corp., a Tennessee corporation, formed for the purpose of making this Offer. We are a wholly-owned subsidiary of Pfizer Inc., a Delaware corporation (“Parent”). Parent is a research-based, global biopharmaceutical company. Parent’s diversified global health care portfolio includes human and animal biologic and small molecule medicines and vaccines, as well as nutritional products and many of the world’s best-known consumer health care products. Parent operates in two distinct commercial organizations which constitute its two business segments: Biopharmaceutical and Diversified. Biopharmaceutical includes the Primary Care, Specialty Care, Established Products, Emerging Markets and Oncology customer-focused units, which include products that prevent and treat cardiovascular and metabolic diseases, central nervous system disorders, arthritis and pain, infectious and respiratory diseases, urogenital conditions, cancer, eye diseases and endocrine disorders, among others. Diversified includes Animal Health products that prevent and treat diseases in livestock and companion animals; Consumer Healthcare products that include over-the-counter health care products such as pain management therapies, cough/cold/allergy remedies, dietary supplements, hemorrhoidal care and personal care items; Nutrition products such as infant and toddler formula products; and Capsugel, which represents Parent’s gelatin capsules business.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Parker Tennessee Corp. and, where appropriate, Parent. We use the term “Parent” to refer to Pfizer Inc. alone, the term the “Purchaser” to refer to Parker Tennessee Corp. alone and the terms “King” or the “Company” to refer to King Pharmaceuticals, Inc.

See the “Introduction” to this Offer to Purchase and Section 8 – “Certain Information Concerning Parent and the Purchaser.”

i

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding shares of common stock, without par value, of King on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of King common stock that are the subject of the Offer.

See the “Introduction” to this Offer to Purchase and Section 1 – “Terms of the Offer.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $14.25 per Share net to you, in cash, without interest and subject to any required withholding taxes. We refer to this amount as the “Offer Price.” If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, banker or other nominee, and your broker tenders your Shares on your behalf, your broker, banker or other nominee may charge you a fee for doing so. You should consult your broker, banker or other nominee to determine whether any service fees or commissions will apply.

See the “Introduction” to this Offer to Purchase.

Is there an agreement governing the Offer?

Yes. Parent, the Purchaser and King have entered into an Agreement and Plan of Merger, dated as of October 11, 2010 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of the Purchaser with and into King (the “Merger”), with King surviving as a wholly-owned subsidiary of Parent.

See Section 11 – “The Merger Agreement; Other Agreements” and Section 15 – “Certain Conditions of the Offer.”

Do you have the financial resources to make payment?

Yes. We estimate that we will need approximately $4.1 billion to purchase all of the Shares pursuant to the Offer, to make payments in respect of outstanding compensatory awards, to fund amounts that will become payable under King’s credit agreement and that may become payable under King’s outstanding convertible notes and to consummate the Merger, plus related fees and expenses. Parent will provide us with sufficient funds to purchase all Shares properly tendered in the Offer and to fund the Merger with King and the other transactions contemplated by the Merger Agreement, which are expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon our ability to finance the purchase of Shares pursuant to the Offer. Parent expects to obtain the necessary funds from existing cash balances and cash equivalents.

See Section 9 – “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•

we, through Parent, will have sufficient funds available to purchase all Shares successfully tendered in the Offer in light of Parent’s financial capacity in relation to the amount of consideration payable;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we expect to acquire any remaining Shares for the same cash price in the Merger.

See Section 9 – “Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 midnight, New York City time, on Friday, November 19, 2010 (which is the end of the day on November 19, 2010), to tender your Shares in the Offer, unless we extend the Offer. In addition, if we decide to provide a subsequent offering period for the Offer as described below, you will have an additional opportunity to tender your Shares. We do not currently intend to provide a subsequent offering period, although we reserve the right to do so.

If you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time.

See Section 1 – “Terms of the Offer” and Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our and King’s rights to terminate the Merger Agreement in accordance with its terms:

•

If, on the scheduled expiration date of the Offer, any condition of the Offer (as set forth in Section 15 – “Certain Conditions of the Offer”) is not satisfied or waived and there has not been a Change in the Company Recommendation (as defined in Section 11 – “The Merger Agreement; Other Agreements”) then, to the extent requested in writing by King no less than one (1) business day (calculated in accordance with Rule 14d-1(g)(3) under the Securities Exchange Act of 1934 (the “Exchange Act”)) prior to the scheduled expiration date, we must extend the Offer for up to five (5) business days (or such longer period as the parties may agree) per extension until such condition has been satisfied or waived.

•

If, on the scheduled expiration date of the Offer, any condition of the Offer (as set forth in Section 15 – “Certain Conditions of the Offer”) is not satisfied or waived, we may, in our sole discretion, extend the Offer for up to five (5) business days (or such longer period as the parties may agree) per extension until such condition has been satisfied or waived.

•

The Offer will be extended for any period required by any rule, regulation, interpretation or position of the United States Securities and Exchange Commission (the “SEC”) or its staff that is applicable to the Offer or necessary to resolve any comments of the SEC or its staff applicable to the Offer or any documents pursuant to which the Offer is made.

We will not be required to extend the Offer beyond March 31, 2011 (the “Termination Date”); provided, that if the only condition which has not been satisfied as of the Termination Date is the Regulatory Condition (as set forth below), the Termination Date will be April 30, 2011.

If necessary to obtain sufficient Shares such that we hold at least 90% of the Shares outstanding (on a fully-diluted basis as defined in the Merger Agreement), we may, at our sole discretion, choose to provide for a subsequent offering period (and one or more extensions thereof) in accordance with Rule 14d-11 promulgated under the Exchange Act following the acceptance for payment of the Shares by Parent or the Purchaser or any of their affiliates pursuant to and in accordance with the terms of the Offer. A subsequent offering period is different from an extension of the Offer. Unlike during an extension of the Offer, during a subsequent offering period, you would not be able to withdraw any of the Shares that you tender during the subsequent offering period.

See Section 1 – “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform American Stock Transfer & Trust Company, LLC, which is the depositary for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

If we elect to provide a subsequent offering period, a public announcement of such determination will be made no later than 9:00 a.m., New York City time, on the next business day following the expiration of the Offer.

See Section 1 – “Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•

The satisfaction of the Minimum Condition. The Minimum Condition requires that there shall have been validly tendered and not validly withdrawn prior to the expiration of the Offer the minimum number of Shares, which when added to the Shares already owned by Parent and its subsidiaries, represents the number of Shares required to approve the Merger Agreement and the transactions contemplated thereby pursuant to the charter and by-laws of King and the Tennessee Business Corporation Act (the “TBCA”) on the date on which the Offer expires, determined on a fully-diluted basis (as defined below) (the “Minimum Condition”);

•

The satisfaction of the Regulatory Condition. The Regulatory Condition requires that (i) the waiting period (and any extension thereof) applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) shall have been terminated or shall have expired, and (ii) all other authorizations, consents, orders or approvals of, or declarations, notices or filings with, or expirations of waiting periods imposed by, any governmental authority governing foreign antitrust or competition laws in connection with the Merger and the consummation of the other transactions contemplated by the Merger Agreement by King, Parent and the Purchaser shall have been made or obtained (as the case may be) (the “Regulatory Condition”);

•

No Company Material Adverse Effect. This condition requires that no event, occurrence, development or state of circumstances, change, fact or condition will have occurred since the date of the Merger Agreement that will have had or would reasonably be expected, individually or in the aggregate, to have had a Material Adverse Effect (as defined in Section 11 – “The Merger Agreement; Other Agreements”) on King.

Under the Merger Agreement, the number of Shares on a “fully-diluted basis” equals the number of Shares then issued and outstanding, plus the number of Shares which the Company may be required to issue as of such date pursuant to options (whether or not then vested or exercisable), rights, convertible or exchangeable securities (only to the extent then convertible or exchangeable into Shares) or similar obligations then outstanding; provided that such number shall not include any such options, rights, restricted stock awards, convertible or exchangeable securities or similar obligations that may be validly canceled upon consummation of the Offer.

The Offer also is subject to a number of other conditions set forth in this Offer to Purchase. We expressly reserve the right to waive any such conditions, but we cannot, without King’s prior written consent, (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares subject to or sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the conditions set forth in this Offer to Purchase or amend any condition in a manner adverse to the holders of Shares,

(iv) waive or amend the Minimum Condition, (v) amend any other term of the Offer in a manner that is materially adverse to the holders of the Shares or (vi) extend or otherwise change the date on which the Offer expires except as required or permitted by the Merger Agreement. There is no financing condition to the Offer.

See Section 15 – “Certain Conditions of the Offer.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can tender your Shares in the Offer by delivering the certificates representing your Shares or a timely confirmation of a book-entry transfer of Shares into the Depositary’s account at the Depository Trust Company (“DTC”), as applicable, together with a completed and signed Letter of Transmittal or, in connection with a book-entry transfer, an Agent’s Message, and any other documents required by the Letter of Transmittal, to the Depositary, not later than the date and time the Offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, the institution that holds your Shares can tender your Shares on your behalf, and may be able to tender your Shares through the Depositary. You should contact the institution that holds your Shares for more details.

If you are unable to deliver everything that is required to tender your Shares to the Depositary by the expiration of the Offer, you may obtain a limited amount of additional time by having a broker, a bank or another fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. To validly tender Shares in this manner, however, the Depositary must receive the missing items within the time period specified in the notice.

See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Offer has expired. In addition, if we have not accepted your Shares for payment by December 20, 2010, you may withdraw them at any time after that date until we accept Shares for payment. This right to withdraw will not, however, apply to Shares tendered in the subsequent offering period, if one is provided. See Section 4 – “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares. See Section 4 – “Withdrawal Rights.”

What does King’s Board of Directors think of the Offer?

On October 11, 2010, King’s Board of Directors unanimously (i) approved the terms of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that the terms of the Offer and the Merger are fair to King and its shareholders that are unaffiliated with Parent, (iii) declared that it is in the best interests of King and its shareholders that are unaffiliated with Parent that King enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein and (iv) recommended that King’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, approve the Merger Agreement.

Accordingly, King’s Board of Directors unanimously recommends that King shareholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, approve the Merger Agreement and the transactions contemplated by the Merger Agreement.

v

A more complete description of the reasons for the adoption and approval of the Merger Agreement and the transactions contemplated thereby by King’s Board of Directors is set forth in King’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to you together with this Offer to Purchase.

If a majority of the Shares are tendered and accepted for payment, will King continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, King will become a wholly-owned subsidiary of Parent and will no longer be publicly owned. Even if for some reason the Merger does not take place, following the purchase of Shares in the Offer, there may be so few remaining shareholders and publicly held Shares that King’s common stock will no longer be eligible to be traded through the New York Stock Exchange (“NYSE”) or other securities exchanges, there may not be an active public trading market (or, possibly, there may not be any public trading market) for the Shares, and King may no longer be required to make filings with the SEC or otherwise comply with the SEC’s rules relating to publicly held companies.

See Section 13 – “Certain Effects of the Offer.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15 – “Certain Conditions of the Offer” are satisfied or waived and the Purchaser consummates the Offer and accepts your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $14.25, net to you in cash, without interest thereon and subject to any required withholding taxes promptly following expiration of the Offer. If there is a subsequent offering period, we would pay for all validly tendered Shares promptly after they are tendered. See Section 2 – “Acceptance for Payment and Payment for Shares” and Section 3 – “Procedures for Accepting the Offer and Tendering Shares”.

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are satisfied, the Purchaser expects to merge with and into King and all of the then outstanding Shares (other than those held by Parent or any subsidiary of Parent, including the Purchaser, and any Shares held by King as treasury shares, which Shares will be canceled without any conversion) will be canceled and converted in the Merger into the right to receive an amount in cash equal to the Offer Price, without interest thereon and subject to any required withholding taxes. If we purchase Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of King. Furthermore, if pursuant to the Offer or otherwise we own at least 90% of the outstanding Shares, we may effect the Merger without any further action by the shareholders of King. Pursuant to Section 48-21-105 of the TBCA, the short form merger will not occur for at least one (1) month following the date that the Purchaser or Parent has (i) acquired more than 90% of the outstanding Shares and (ii) mailed a copy of the plan of merger to all shareholders of King.

See Section 11 – “The Merger Agreement; Other Agreements.”

If the Merger is consummated, King’s shareholders who do not tender their Shares in the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer and the Merger are consummated, the only difference to you between tendering your Shares and not tendering your Shares in the Offer is that you will be paid earlier if you tender your Shares in the Offer. If the Offer is consummated but the Merger is not consummated, the number of King shareholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described below, King may cease making filings with the SEC or otherwise may not be required to comply with the SEC’s rules relating to publicly held companies.

See the “Introduction” to this Offer to Purchase and Section 13 – “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On October 11, 2010, the last full day of trading before the public announcement of the terms of the Offer and the Merger, the reported closing sales price of the Shares on the NYSE was $10.15 per Share. On October 21, 2010, the last full day of trading before the commencement of the Offer, the reported closing market price of the Shares on the NYSE was $14.17 per Share. The Offer Price represents a premium of 46.1% over the average closing market price of the Shares for the one-month period immediately preceding the public announcement of the Offer and the Merger and a premium of 40.4% over the closing market price of the Shares on the last full day of trading before the public announcement of the Offer and the Merger.

We encourage you to obtain a recent quotation for Shares of King common stock in deciding whether to tender your Shares.

See Section 6 – “Price Range of Shares; Dividends.”

What is the “Top-Up Option” and when will it be exercised?

Under the Merger Agreement, if we do not acquire at least 90% of the outstanding Shares (on a fully-diluted basis as defined in the Merger Agreement) in the Offer after our acceptance for payment of Shares pursuant to the Offer, we have the option, subject to certain limitations, to purchase from King up to that number of newly issued Shares of King common stock sufficient to cause us (together with any of our subsidiaries) to own one Share more than 90% of the Shares then outstanding (on a fully-diluted basis as defined in the Merger Agreement) at a price per Share equal to the Offer Price to enable us to effect a “short-form merger” pursuant to Section 48-21-105 of the TBCA. We refer to this option as the “Top-Up Option.” Due to restrictions imposed by the amount of Shares King is authorized to issue under its charter, assuming no additional Shares have been issued since October 19, 2010, we only will be permitted to exercise the Top-Up Option if the Purchaser acquires approximately 76% of the issued and outstanding Shares (not including restricted stock awards) pursuant to the Offer (including any subsequent offering period).

See Section 1 – “Terms of the Offer.”

Will I have dissenters’ rights in connection with the Offer?

No dissenters’ rights will be available to you in connection with the Offer or the Merger. See Section 17 – “Dissenters’ Rights.”

What will happen to my stock options in the Offer?

The Offer is made only for Shares and is not made for any stock options to purchase Shares that were granted under any King equity incentive plan (“Options”). Pursuant to the Merger Agreement, each Option (whether or not vested or exercisable) will become fully vested and exercisable in accordance with its terms in the event that Shares are accepted for payment in the Offer. Pursuant to the Merger Agreement, each Option (whether or not vested or exercisable) that is outstanding as of the time Shares are accepted for payment in the Offer will be canceled and immediately represent the right to receive an amount in cash, without interest and subject to any required withholding taxes, equal to the excess of the Offer Price over the per Share exercise price of the Option for each Share subject to the Option (such amount to be paid no later than fifteen business days following the time Shares are accepted for payment in the Offer). Any Option for which the Offer Price does not exceed the exercise price of the Option for each Share subject to the Option will be canceled without any cash payment made to the holder. See Section 11 – “The Merger Agreement; Other Agreements – King Compensatory Awards.”

What will happen to my restricted stock units and shares of restricted stock in the Offer?

The Offer is made only for Shares and is not made for any restricted stock units or shares of restricted stock that were granted under any King equity incentive plan. Pursuant to the Merger Agreement, each restricted stock unit and share of restricted stock issued and outstanding under any King equity incentive plan, whether or not then vested, will become fully vested in the event that Shares are accepted for payment in the Offer and then canceled at the time Shares are accepted for payment in the Offer (the “Canceled Restricted Awards”), and the holder of such Canceled Restricted Awards will be entitled to receive an amount in cash, without interest and subject to any required withholding taxes, equal to the product of (1) the Offer Price and (2) the number of Shares subject to such Canceled Restricted Awards (such amount to be paid no later than fifteen business days following the time Shares are accepted for payment in the Offer). See Section 11 – “The Merger Agreement; Other Agreements – King Compensatory Awards.”

What will happen to my performance share units in the Offer?

The Offer is made only for Shares and is not made for any performance share units that were granted under any King equity incentive plan. Pursuant to the Merger Agreement, each performance share unit issued and outstanding under any King equity incentive plan, whether or not then vested, will become vested in full, as described in the next sentence, in the event that Shares are accepted for payment in the Offer and then canceled at the time Shares are accepted for payment in the Offer, and the holder of such vested performance share units will be entitled to receive an amount in cash, without interest and subject to any required withholding taxes, equal to the product of (1) the Offer Price and (2) the number of Shares subject to such vested performance share units (such amount to be paid no later than fifteen business days following the time Shares are accepted for payment in the Offer, provided all such payments will be paid in a manner which complies with the requirements of Section 409A of the Code). In the event that the time Shares are accepted for payment in the Offer occurs prior to the end of the relevant fiscal period with respect to a performance share unit, the number of performance share units vesting pursuant to the prior sentence will be based on a deemed achievement of performance conditions at target level, and, in the event the time Shares are accepted for payment in the Offer occurs or has occurred subsequent to the end of the relevant fiscal period with respect to a performance share unit, the number of performance share units vesting pursuant to the prior sentence will be based on the level of such actual performance as determined by King, in accordance with the applicable performance share unit award agreement and applicable King equity incentive plan. See Section 11 – “The Merger Agreement; Other Agreements – King Compensatory Awards.”

What are the material U.S. federal income tax consequences of participating in the Offer?

If you are a U.S. Holder (as defined in Section 5 – “Certain U.S. Federal Income Tax Consequences.” below), your receipt of cash in exchange for your Shares in the Offer generally will be a taxable transaction for U.S. federal income tax purposes. If you are a Non-U.S. Holder (as defined in Section 5 – “Certain U.S. Federal Income Tax Consequences.” below), your receipt of cash in exchange for your Shares in the Offer generally will not be subject to U.S. federal income tax, subject to certain exceptions. See Section 5 – “Certain U.S. Federal Income Tax Consequences.”

We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call Morrow & Co., LLC at (800) 607-0088 (Toll Free) or J.P. Morgan Securities LLC at (877) 371-5947 (Toll Free). Morrow & Co., LLC is acting as the information agent (the “Information Agent”) and J.P. Morgan Securities LLC is acting as the dealer manager (the “Dealer Manager”) in connection with the Offer. See the back cover of this Offer to Purchase for additional contact information.

To the Holders of Shares of

Common Stock of King Pharmaceuticals, Inc.:

INTRODUCTION

We, Parker Tennessee Corp., a Tennessee corporation (the “Purchaser”) and a wholly-owned subsidiary of Pfizer Inc., a Delaware corporation (“Parent”), are offering to purchase for cash all of the outstanding shares of common stock, without par value (the “Shares”), of King Pharmaceuticals, Inc., a Tennessee corporation (“King” or the “Company”), at a price of $14.25 per Share (the “Offer Price”), net to the sellers in cash, without interest thereon and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which collectively, as each may be amended or supplemented from time to time, constitute the “Offer”).

We are making the Offer pursuant to an Agreement and Plan of Merger, dated as of October 11, 2010 (as it may be amended from time to time, the “Merger Agreement”), among Parent, the Purchaser and King. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into King (the “Merger”) with King continuing as the surviving corporation and a wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by Parent or any subsidiary of Parent, including the Purchaser, and any Shares held by King as treasury stock, which Shares will be canceled without any conversion) will be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and subject to any required withholding taxes. The Merger Agreement is more fully described in Section 11 – “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of stock options and other equity securities granted under any King equity incentive plan.

Tendering shareholders who are record owners of their Shares and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

On October 11, 2010, King’s Board of Directors unanimously (i) approved the terms of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that the terms of the Offer and the Merger are fair to King and its shareholders that are unaffiliated with Parent, (iii) declared that it is in the best interests of King and its shareholders that are unaffiliated with Parent that King enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein and (iv) recommended that King’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, approve the Merger Agreement.

Accordingly, King’s Board of Directors unanimously recommends that King shareholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, approve the Merger Agreement and the transactions contemplated by the Merger Agreement.

The Offer is conditioned upon, among other things, (i) satisfaction of the Minimum Condition (as described below) and (ii) (A) the waiting period (and any extension thereof) applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) having been terminated or expired, and (B) all other authorizations, consents, orders or approvals of, or declarations, notices or filings with, or expirations of waiting periods imposed by, any governmental authority governing foreign antitrust or competition laws having been made or obtained (the “Regulatory Condition”). The Minimum Condition requires that there shall have been validly tendered and not validly withdrawn prior to the expiration of the Offer the minimum number of Shares, which when added to the Shares already owned by Parent and its subsidiaries represents the number of Shares required to approve the Merger Agreement and the transactions contemplated by the Merger Agreement pursuant to the charter and by-laws of King and the Tennessee Business Corporation Act (the “TBCA”) on the date on which the Offer expires, determined on a fully-diluted basis (as defined in the Merger Agreement) (the “Minimum Condition”). The Offer also is subject to other conditions set forth in this Offer to Purchase. See Section 15 – “Certain Conditions of the Offer.”

Consummation of the Merger is conditioned upon, among other things, the acceptance of Shares in the Offer and if the Purchaser does not acquire enough Shares to effect a short form merger, the adoption of the Merger Agreement by the requisite vote of the shareholders of King at a shareholders meeting convened for that purpose in accordance with the TBCA. King has agreed, if required, to cause such a meeting of its shareholders to be held as soon as practicable following expiration of the Offer or the expiration of any subsequent offering period. Under Tennessee law, the affirmative vote of a majority of all the votes entitled to be cast at such meeting of King’s shareholders is required to approve the Merger Agreement. If we purchase Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of King. In addition, Tennessee law provides that if a corporation owns at least 90% of the outstanding voting shares of each class and series of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, itself into such subsidiary or two or more such subsidiaries with and into each other, without any action or vote on the part of the shareholders of such subsidiary or subsidiaries. If, after the expiration of the Offer or the expiration of any subsequent offering period, we directly or indirectly own at least 90% of the outstanding Shares (including Shares issued pursuant to the Top-Up Option and pursuant to any subsequent offering period), the Purchaser may consummate the Merger without a meeting of the holders of Shares in accordance with the applicable provisions of the TBCA.

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer. Pursuant to Section 48-21-105 of the TBCA, the short form merger will not occur for at least one (1) month following the date that Purchaser or Parent has (i) acquired more than 90% of the outstanding Shares and (ii) mailed a copy of the plan of merger to all shareholders of King.

THE TENDER OFFER

1. Terms of the Offer.

The Purchaser is offering to purchase all of the outstanding Shares of King. According to King, as of October 19, 2010, the authorized capital stock of King consisted of (i) 600,000,000 Shares, of which 249,958,811 were issued and outstanding (inclusive of shares of restricted stock issued pursuant to any King equity incentive plan), no Shares were held in the treasury of King and 8,110,639 Shares were subject to issuance pursuant to the exercise of outstanding options and (ii) 15,000,000 shares of preferred stock, without par value, of King of which no shares were issued and outstanding.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not validly withdrawn as permitted under Section 4 – “Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, at the end of Friday, November 19, 2010, unless we, in accordance with the Merger Agreement, extend the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition, the Regulatory Condition and the other conditions described in Section 15 – “Certain Conditions of the Offer.”

The Merger Agreement provides that on the initial expiration date or any subsequent date as of which the Offer is scheduled to expire, if any condition to the Offer (as set forth in Section 15 – “Certain Conditions of the

Offer”) is not satisfied or waived, then, (i) so long as there has not been a Change in the Company Recommendation (as defined in Section 11 – “The Merger Agreement; Other Agreements”) then, to the extent requested in writing by King no less than one (1) business day (calculated in accordance with Rule 14d-1(g)(3) under the Securities Exchange Act of 1934 (the “Exchange Act”)) prior to the scheduled expiration date, we must extend the Offer for up to five (5) business days (or such longer period as the parties may agree) per extension until each such condition has been satisfied or waived, and (ii) we may, in our sole discretion, extend the Offer for up to five (5) business days (or such longer period as the parties may agree) per extension until each such condition has been satisfied or waived. We will not be required to extend the Offer beyond March 31, 2011 (the “Termination Date”); provided, that if the only condition which has not been satisfied as of the Termination Date is the Regulatory Condition, the Termination Date will be April 30, 2011. If the Offer has not been consummated as of the Termination Date, both Parent and King will have the right to terminate the Merger Agreement. Under the Merger Agreement, we will also extend the Offer for any period required by any rule, regulation, interpretation or position of the United States Securities and Exchange Commission (the “SEC”) or its staff that is applicable to the Offer or necessary to resolve any comments of the SEC or its staff applicable to the Offer or any documents pursuant to which the Offer is made. The Merger Agreement also provides that we may, at our sole discretion, choose to provide for a subsequent offering period (and one or more extensions thereof) in accordance with Rule 14d-11 promulgated under the Exchange Act, if, following the expiration of the Offer, all the conditions to the Offer are satisfied or waived, but the number of Shares validly tendered and not validly withdrawn in the Offer and accepted for payment is less than 90% of the outstanding Shares (on a fully-diluted basis as defined in the Merger Agreement).

We have agreed in the Merger Agreement that, without the prior written consent of King, we will not, (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares subject to or sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the conditions set forth in this Offer to Purchase or amend any condition in a manner adverse to the holders of Shares, (iv) waive or amend the Minimum Condition, (v) amend any other term of the Offer in a manner that is materially adverse to the holders of the Shares or (vi) extend or otherwise change the date on which the Offer expires except as required or permitted by the Merger Agreement.

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein under Section 4 – “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer.

Except as set forth above, and subject to the applicable rules and regulations of the SEC, we expressly reserve the right to waive any condition to the Offer (other than the Minimum Condition, which may not be waived or amended without King’s prior written consent), increase the Offer Price and/or modify the other terms and conditions of the Offer. In the event that we become aware that a condition has failed, or will necessarily fail, prior to the expiration of the Offer, we will promptly notify you to the extent required by the Exchange Act, whether we will waive such condition (and, with respect to the Minimum Condition, whether King will consent to a waiver) and proceed with the Offer or terminate the Offer. Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we currently intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the

Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period generally is required to allow for adequate dissemination to shareholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all shareholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the expiration of the Offer, any of the conditions to the Offer (as set forth in Section 15 – “Certain Conditions of the Offer”) have not been satisfied or waived. Under certain circumstances, we may terminate the Merger Agreement and the Offer.

After the expiration of the Offer and acceptance for payment of the Shares validly tendered in, and not validly withdrawn from, the Offer, we may decide pursuant to the Merger Agreement to commence a subsequent offering period. A subsequent offering period, if included, will be an additional period of at least three business days beginning on the next business day following the Expiration Date, during which any remaining shareholders may tender, but not withdraw, their Shares and receive the Offer Price. During any subsequent offering period, tendering shareholders will not have withdrawal rights, and we will accept and pay for any Shares validly tendered during such subsequent offering period.

We do not currently intend to provide a subsequent offering period for the Offer, although we reserve the right to do so. If we elect to provide or extend any subsequent offering period, a public announcement of such inclusion or extension will be made no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date.

Under the Merger Agreement, if we do not acquire at least 90% of the outstanding Shares (on a fully-diluted basis as defined in the Merger Agreement) in the Offer, after our acceptance for payment of Shares pursuant to the Offer, we have the option (the “Top-Up Option”), exercisable upon the terms and conditions set forth in the Merger Agreement, to purchase from King up to that number of newly issued shares of King common stock equal to the number of Shares that, when added to the number of Shares owned by us or any of our subsidiaries at the time of such exercise, will constitute one Share more than 90% of the Shares outstanding immediately after exercise of the Top-Up Option (on a fully-diluted basis as defined in the Merger Agreement) at a price per Share equal to the Offer Price. Due to restrictions imposed by the amount of Shares King is authorized to issue under its charter, assuming no additional Shares have been issued since October 19, 2010, we only will be permitted to exercise the Top-Up Option if the Purchaser acquires approximately 76% of the issued and outstanding Shares (not including restricted stock awards) pursuant to the Offer (including any subsequent offering period).

King has provided us with King’s shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Solicitation/Recommendation Statement on Schedule 14D-9, will be mailed to record holders of Shares whose names appear on King’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 – “Certain Conditions of the Offer,” we will accept for payment and promptly pay for Shares validly tendered and not validly withdrawn pursuant to the Offer on or after the Expiration Date. If we commence a subsequent offering period in connection with the Offer, we will immediately accept for payment and promptly pay for all additional Shares validly tendered during such subsequent offering period, subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act and any applicable foreign antitrust, competition or merger control laws. See Section 16 – “Certain Legal Matters; Regulatory Approvals.”

In all cases, the Purchaser will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) certificates representing such Shares (the “Share Certificates”) or timely confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” below; (ii) a properly completed and duly executed Letter of Transmittal with all required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal; and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, the Purchaser will pay for the Shares accepted for payment pursuant to the Offer by depositing the Offer Price for such Shares with the Depositary, which will act as agent for tendering shareholders for the purpose of transmitting such payments to the tendering shareholders. If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein under Section 4 – “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), as promptly as practicable following the expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a shareholder validly to tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of

Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering shareholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedure described below under “Guaranteed Delivery.” Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such shareholder’s Shares are not immediately available or such shareholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received prior to the Expiration Date by the Depositary as provided below; and

•

the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three (3) trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by overnight courier, transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Purchaser.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share Certificates, Book-Entry Confirmations, Letters of Transmittal, Agent’s Messages or any other required documents with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering shareholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the Offer, as well as the tendering shareholder’s representation and warranty that such shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to purchase price (subject to the terms of the Merger Agreement), the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser in its sole discretion, which determinations shall be final and binding on all parties. The Purchaser reserves the absolute right to reject any or all tenders of Shares it determines not to be in proper form or the acceptance of which or payment for which may, in the opinion of the Purchaser’s counsel, be unlawful. The Purchaser also reserves the absolute right to waive any of the conditions of the Offer (other than the Minimum Condition, which may only be waived with the prior written consent of King) and any defect or irregularity in the tender of any particular Shares, and the Purchaser’s interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties. No tender of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Purchaser shall determine. None of Parent, the Purchaser, the Depositary, the Dealer Manager or the Information Agent or any other person is or will be obligated to give notice of any defects or irregularities in tenders and none of them will incur any liability for failure to give any such notice.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering shareholder will irrevocably appoint designees of the Purchaser as such shareholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such shareholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such shareholder (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of King’s shareholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. In order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of shareholders.

Backup Withholding Tax. Under the “backup withholding” provisions of U.S. federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service (the “IRS”) a portion (currently 28%) of the amount of any payments made to a holder of Shares who tenders Shares pursuant to the Offer or exchanges Shares pursuant to the Merger. Backup withholding generally will not apply, however, to a holder of Shares who (i) furnishes a correct taxpayer identification number (“TIN”) and complies with certain certification procedures (generally, by providing a properly completed Substitute Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary); (ii) certifies under penalties of perjury on an appropriate and properly completed IRS Form W-8 (a copy of which may be obtained from the Depositary) that such holder is not a U.S. person; or (iii) otherwise establishes to the satisfaction of the Depositary that such holder is exempt from backup withholding tax. Each Non-U.S. Holder (as defined in Section 5 – “Certain U.S. Federal Income Tax Consequences.” below) is urged to consult its own tax advisor to determine which Form W-8 is appropriate in such holder’s case. See Instruction 8 of the Letter of Transmittal.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time on or before the expiration of the Offer. Thereafter, tenders are irrevocable, except that Shares tendered may also be withdrawn after December 20, 2010, unless the Purchaser has already accepted them for payment.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary. The Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of the Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the expiration of the Offer.

No withdrawal rights will apply to Shares tendered during a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 – “Terms of the Offer.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of the Purchaser, Parent, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain U.S. Federal Income Tax Consequences.

The following discussion sets forth the material U.S. federal income tax consequences to beneficial owners of Shares upon the tender of Shares for cash pursuant to the Offer or the exchange of Shares for cash pursuant to the Merger. This discussion is general in nature and does not address all aspects of U.S. federal income taxation that may be relevant to a holder of Shares in light of such holder’s particular circumstances. In addition, this discussion does not address any tax consequences arising under any U.S. federal laws other than those pertaining to income taxation or any tax consequences arising under the laws of any state, local or foreign jurisdiction. This discussion addresses only those holders that hold their Shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under U.S. federal income tax law, including: a bank, thrift or other financial institution; a tax-exempt organization; a retirement plan or other tax-deferred or tax-advantaged account; a partnership, S corporation or other pass-through entity (or an investor in a partnership, S corporation or other pass-through entity); an insurance company; a mutual fund; a small business investment company; a real estate investment trust; a regulated investment company; a dealer or broker in stocks and securities, or currencies; a trader in securities that elects mark-to-market treatment; a holder of Shares subject to the alternative minimum tax provisions of the Code; a holder of Shares that received the Shares through the exercise of a warrant or a stock option, including an employee stock option, through a tax qualified retirement plan or otherwise as compensation; a person that has a functional currency other than the U.S. dollar; a person that holds Shares as part of a hedge, straddle, synthetic security, constructive sale, conversion or other integrated transaction; a U.S. expatriate; a controlled foreign corporation; a passive foreign investment company; and a corporation that accumulates earnings to avoid U.S. federal income tax. This discussion assumes that the Shares are not United States real property interests within the meaning of Section 897 of the Code. If a partnership (including any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. A holder of Shares that is a partnership, and the partners in such partnership, are urged to consult their own tax advisors regarding the tax consequences of tendering Shares for cash pursuant to the Offer or exchanging Shares for cash pursuant to the Merger.

This discussion is based upon the Code, the Treasury regulations promulgated thereunder, and rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS or any other taxing authority with respect to the statements made, and the conclusions reached, in this discussion, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

This discussion is intended only as a general summary of the material U.S. federal income tax consequences to a holder of Shares upon the tender of Shares for cash pursuant to the Offer or the exchange of Shares for cash pursuant to the Merger. We urge you to consult your own tax advisor with respect to the specific tax consequences to you in connection with the Offer and the Merger in light of your own particular circumstances, including with respect to the federal estate, gift and other non-income tax consequences and the state, local or foreign tax consequences of such transactions.

U.S. Holders

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation (or any other entity or arrangement treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) the trust has a valid election in effect to be treated as a “United States person” under applicable Treasury regulations.

In general, subject to the discussion below regarding the potential application of Section 304 of the Code, a U.S. Holder’s tender of Shares for cash pursuant to the Offer or exchange of Shares for cash pursuant to the Merger will be a taxable transaction to such holder for U.S. federal income tax purposes, and such holder generally will recognize gain or loss, if any, equal to the difference between the amount of cash received and such holder’s adjusted tax basis in the Shares exchanged therefor. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the applicable U.S. Holder’s holding period for the Shares is more than one year at the time of the exchange. Long-term capital gain that a noncorporate U.S. Holder recognizes in a taxable year beginning before January 1, 2011 generally will be taxed at a maximum rate of 15%. Thereafter, the maximum rate applicable to such long-term capital gain is scheduled to increase to 20%. There are limitations on the deductibility of capital losses.

Non-U.S. Holders

For purposes of this discussion, the term “Non-U.S. Holder” generally means a beneficial owner of Shares that is not a U.S. Holder or a partnership (including any other entity or arrangement that is treated as a partnership for U.S. federal income tax purposes).

Subject to the discussion below regarding the potential application of Section 304 of the Code, payments made to a Non-U.S. Holder with respect to the tender of Shares for cash pursuant to the Offer or the exchange of Shares for cash pursuant to the Merger generally will be exempt from U.S. federal income tax, unless: (i) the gain, if any, is effectively connected with such holder’s conduct of a trade or business in the United States (and, if an applicable income tax treaty so provides, is attributable to a permanent establishment maintained by such holder in the United States), or (ii) such holder is a nonresident alien individual that will be present in the United States for 183 days or more during the taxable year of the Offer or the Merger (as applicable), and certain other requirements are met. Unless an applicable income tax treaty provides otherwise, gain described in clause (i) directly above generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the applicable Non-U.S. Holder recognizing such gain were a U.S. Holder, and, if such Non-U.S. Holder is a corporation, such holder’s gain also may be subject to branch profits tax at a 30% rate (or such lower rate specified by an applicable income tax treaty). Gain recognized by a Non-U.S. Holder described in clause (ii) directly above generally will be subject to U.S. federal income tax at a 30% rate (unless an applicable income tax treaty provides otherwise), but generally may be offset by U.S. source capital losses.

Potential Application of Section 304 of the Code

If, contrary to expectations, Section 304 of the Code applied to the Offer or the Merger, the amount and character of any income that a holder of Shares would recognize with respect to such transactions could differ materially from the treatment discussed above. Section 304 generally will apply to such transactions if holders of Shares owning, in the aggregate, at least 50% of the total combined voting power of all classes of King stock entitled to vote or at least 50% of the total value of all classes of King stock also own, in the aggregate, at least 50% of the total combined voting power of all classes of Parent stock entitled to vote or at least 50% of the total value of all classes of Parent stock, in each case, taking into account certain constructive ownership rules. Each holder of Shares is urged to consult its own tax advisor regarding the tax consequences to such holder if Section 304 applied to the Offer and the Merger.

Information Reporting and Backup Withholding Tax

Payments made to a holder of Shares upon such holder’s tender of Shares for cash pursuant to the Offer or exchange of Shares for cash pursuant to the Merger will be reported to the recipient and the IRS to the extent required by the Code and applicable Treasury regulations. In addition, a noncorporate holder of Shares may be subject to backup withholding tax at the applicable rate (currently 28%) with respect to cash payments received upon the tender of Shares pursuant to the Offer or the exchange of Shares pursuant to the Merger. Backup withholding generally will not apply, however, to a holder of Shares who (i) furnishes a correct TIN and complies with certain certification procedures (generally, by providing a properly completed Substitute Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary); (ii) certifies under penalties of perjury on an appropriate and properly completed IRS Form W-8 (a copy of which may be obtained from the Depositary) that such holder is not a U.S. person; or (iii) otherwise establishes to the satisfaction of the Depositary that such holder is exempt from backup withholding tax. Each Non-U.S. Holder is urged to consult its own tax advisor to determine which IRS Form W-8 is appropriate in such holder’s case. Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules from a payment to a holder of Shares generally will be allowed as a refund or credit against such holder’s U.S. federal income tax liability, provided that such holder timely and properly furnishes the required information to the IRS.

6. Price Range of Shares; Dividends.

The Shares currently trade on the New York Stock Exchange (“NYSE”) under the symbol “KG.” According to King, as of October 19, 2010, the authorized capital stock of King consisted of (i) 600,000,000 Shares, of which 249,958,811 were issued and outstanding (inclusive of shares of restricted stock issued pursuant to any King equity incentive plan), no Shares were held in the treasury of King, and 8,110,639 Shares were subject to issuance pursuant to the exercise of outstanding options and (ii) 15,000,000 shares of preferred stock, without par value, of King of which no shares were issued and outstanding.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the two preceding fiscal years, as reported by the NYSE based on published financial sources.

	High	Low
Year Ended December 31, 2008
First Quarter	$12.40	$8.26
Second Quarter	10.61	8.47
Third Quarter	12.60	8.83
Fourth Quarter	10.66	6.98
Year Ended December 31, 2009
First Quarter	$10.90	$5.86
Second Quarter	10.23	6.68
Third Quarter	10.97	8.80
Fourth Quarter	12.45	9.92
Year Ended December 31, 2010
First Quarter	$13.20	$10.45
Second Quarter	12.25	7.56
Third Quarter	10.22	7.18
Fourth Quarter (through October 21, 2010)	14.18	9.72

On October 11, 2010, the last full day of trading before the public announcement of the terms of the Offer and the Merger, the reported closing market price of the Shares on the NYSE was $10.15 per Share. On October 21, 2010, the last full day of trading before the commencement of the Offer, the reported closing market price of the Shares on the NYSE was $14.17 per Share. The Offer Price represents a premium of 46.1% over the average closing market price of the Shares for the one-month period immediately preceding the public announcement of the Offer and the Merger and a premium of 40.4% over the closing market price of the Shares on the last full day of trading before the public announcement of the Offer and the Merger. King has not paid any dividends on the Shares in its last two fiscal years. Shareholders are urged to obtain a current market quotation for the Shares.

7. Certain Information Concerning King.

Except as specifically set forth herein, the information concerning King contained in this Offer to Purchase has been taken from or is based upon information furnished by King or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The information set forth below is qualified in its entirety by reference to King’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, we do not assume any responsibility for the accuracy or completeness of the information concerning King, whether furnished by King or contained in such documents and records, or for any failure by King to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General. King is a Tennessee corporation with its principal offices located at 501 Fifth Street, Bristol, Tennessee 37620. The telephone number for King is (423) 989-8000. According to King’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010, King is a vertically integrated pharmaceutical company that performs basic research and develops, manufactures, markets and sells branded prescription pharmaceutical products and animal health products. King’s branded prescription pharmaceutical products are innovative products sold under a brand name that have, or previously had, some degree of market exclusivity. King’s branded prescription pharmaceuticals include neuroscience products (primarily pain medicines), hospital products, and legacy brands, all of which are for use in humans. King’s auto-injector business manufactures acute care medicines for use in humans that are delivered using an auto-injector. King’s Alpharma animal health business is focused on medicated feed additives and water-soluble therapeutics primarily for poultry, cattle and swine.

Available Information. The Shares are registered under the Exchange Act. Accordingly, King is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning King’s directors and officers, their remuneration, stock options and other equity awards granted to them, the principal holders of King’s securities, any material interests of such persons in transactions with King and other matters is required to be disclosed in proxy statements, the last one having been filed with the SEC on April 15, 2010 and distributed to King’s shareholders. Such information also will be available in King’s Solicitation/Recommendation Statement on Schedule 14D-9 and the Information Statement annexed thereto. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including King, that file electronically with the SEC.

King Summary Financial Information. Set forth below is certain summary financial information for King and its consolidated subsidiaries excerpted from King’s Annual Report on Form 10-K for the fiscal years ended December 31, 2009 and December 31, 2008 and its Quarterly Report on Form 10-Q for the quarterly periods ended June 30, 2010 and June 30, 2009. More comprehensive financial information is included in such reports and other documents filed by King with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth above.

	Three Months Ended June 30,		Year Ended December 31,
	2010	2009	2009	2008
	(In thousands, except per share amounts)
Operating Data
Total revenues	$370,903	$444,988	$1,776,500	$1,565,061
Operating income (loss)	$28,118	$89,781	$236,354	$(220,409)
Net income (loss)	$17,988	$37,935	$91,953	$(342,036)
Basic net income (loss) per common share	$0.07	$0.16	$0.38	$(1.40)
Diluted net income (loss) per common share	$0.07	$0.15	$0.37	$(1.40)

	June 30,		December 31,
	2010	2009	2009	2008
	(In thousands)
Balance Sheet Data
Total assets	$3,168,224	$3,498,530	$3,328,590	$4,228,580
Total liabilities	$774,768	$1,220,067	$959,283	$1,994,781
Shareholders’ equity	$2,393,456	$2,278,463	$2,369,307	$2,233,799

King Unaudited Prospective Financial Information. The following discussion is based on information provided to us by King.

King has advised us that it does not as a matter of course publicly disclose long-term forecasts or projections as to future performance, earnings or other results beyond the current fiscal year. However, King’s management provided certain unaudited forecasts (the “Financial Forecasts”) regarding King’s possible future operations to its Board of Directors, and Credit Suisse (as defined below) for use in Credit Suisse’s financial analysis, in each case in connection with the King Board of Directors’ review of the Offer and the Merger. King’s management also provided the Financial Forecasts to Parent in connection with Parent’s due diligence review of King.

King has advised us that the Financial Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Neither King’s independent auditors, nor any other independent public accounting firm have compiled, examined, or performed any procedures with respect to the prospective financial information contained in the Financial Forecasts nor have they expressed any opinion or given any form of assurance with respect to such information or their reasonableness, achievability or accuracy. The inclusion of the Financial Forecasts herein will not be deemed an admission or representation by King, Parent or the Purchaser that they are viewed by King, Parent or the Purchaser as material information of King. The Financial Forecasts should not be regarded as an indication that any of Parent, the Purchaser or King, or any of their respective advisors or representatives, considered, or now considers, them to be necessarily predictive of actual future results. None of Parent, the Purchaser or King, or any of their respective advisors or representatives assumes any responsibility for the accuracy of this information.

King has advised us that the Financial Forecasts were based necessarily on the information prepared by King using a variety of assumptions and estimates. The assumptions and estimates underlying the Financial Forecasts may not be realized and are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, all of which are difficult to predict and many of which are beyond King’s control. The assumptions and estimates used to create the information used in the Financial Forecasts involve judgments made with respect to, among other things, timing of regulatory approvals, market size and growth rates, market share, future pricing, levels of operating expenses, and probability of success, all of which are difficult to predict. The Financial Forecasts also reflect assumptions as to certain business decisions that do not reflect any of the effects of the Offer and the Merger, or any other changes that may in the future affect King or its assets, business, operations, properties, policies, corporate structure, capitalization and management as a result of the Offer and the Merger or otherwise. Accordingly, the Financial Forecasts constitute forward-looking information, and there can be no assurance that the assumptions and estimates used to prepare the information used in the Financial Forecasts will prove to be accurate, and actual results may materially differ. The Financial Forecasts cover multiple years and such information by its nature becomes less reliable with each successive year.

King has advised us that the Financial Forecasts assume, among other things and using various assessments of probability, that certain King product candidates would be successfully developed, approved for sale by regulators and commercialized and available for sale for the treatment of certain indications. However, it is unknown whether King’s product candidates will ultimately receive regulatory approval or be successfully commercialized for any such possible indications within the timeframe of the Financial Forecasts or at all.

The Financial Forecasts for the fiscal years ending December 31, 2010 through 2015 are set forth below. All amounts are expressed in millions of dollars.

	Fiscal Year Ended December 31,
	2010E	2011E	2012E	2013E	2014E	2015E
Net Sales	$1,485	$1,486	$1,667	$1,913	$2,247	$2,537
Operating Income	$301	$175	$217	$325	$532	$714

The Financial Forecasts do not give effect to the Merger and the inclusion of the Financial Forecasts in the Offer to Purchase, should not be regarded as an indication that any of Parent, the Purchaser or King, or any of their respective advisors or representatives, considered or consider the information used in the Financial Forecasts to be an accurate prediction of future events, and the Financial Forecasts should not be relied upon as such. None of Parent, the Purchaser, King or their respective affiliates assumes any responsibility for the accuracy of this information. None of Parent, the Purchaser or King, or any of their respective advisors or representatives has made or makes any representation regarding the information contained in the Financial Forecasts, and except as may be required by applicable securities laws, none of them intend to update or otherwise revise or reconcile the Financial Forecasts to reflect circumstances existing after the date such Financial Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the information used in the Financial Forecasts are shown to be in error. King’s shareholders are cautioned not to place undue reliance on the Financial Forecasts included in this Offer to Purchase.

Employee Matters. King will pay 2010 annual bonuses under the Executive Management Incentive Award program (“EMIA”), the Management Incentive Award program (“MIA”) and the 2010 Team-Based Employee Incentive Award program (“TEIA”) at target levels to participants on the earlier of the Acceptance Time or December 24, 2010. Bonuses under cash bonus plans other than the EMIA program, the MIA program and the TEIA program will be based upon the level of actual performance, in accordance with the applicable bonus award documentation; provided, however, that to the extent that actual performance cannot be determined following the Effective Time because the relevant performance criteria are no longer applicable following the Effective Time, such performance criteria will be treated as satisfied at target. 2010 bonuses under the EMIA, the MIA and TEIA may not exceed $20,000,000 in the aggregate.

The Compensation and Human Resources Committee of the King Board of Directors also adopted amendments to King’s Severance Pay Plan: Tier I and Severance Pay Plan: Tier II (together, the “Severance Plans”) that (i) reduce the amount of benefits payable to an employee under the applicable Severance Plan by the amount of severance benefits paid to that employee under any other severance plan, change in control plan or other arrangement maintained by King, except to the extent that the other plan or arrangement explicitly provides benefits that are in addition to the benefits provided under the applicable Severance Plan; and (ii) eliminate the delayed payment of severance benefits to employees who are severed after November 1 of any year. In addition, the Compensation and Human Resources Committee of the King Board of Directors amended the Severance Pay Plan: Tier 1 to correct a drafting error in the benefits formula that inadvertently might limit continued health and welfare benefits to 18 months following severance rather than providing such benefits for a severed employee’s entire period of severance, which is the intent of the plan.

8. Certain Information Concerning Parent and the Purchaser.

Parent is a Delaware corporation, with its principal executive officers located at 235 East 42nd Street, New York, New York 10017. The telephone number of Parent is (212) 733-2323. Parent is a research-based, global biopharmaceutical company. Parent operates in two distinct commercial organizations which constitute its two business segments: Biopharmaceutical and Diversified. Biopharmaceutical includes the Primary Care, Specialty Care, Established Products, Emerging Markets and Oncology customer-focused units, which include products that prevent and treat cardiovascular and metabolic diseases, central nervous system disorders, arthritis and pain, infectious and respiratory diseases, urogenital conditions, cancer, eye diseases and endocrine disorders, among others. Diversified includes Animal Health products that prevent and treat diseases in livestock and companion animals; Consumer Healthcare products that include over-the-counter health care products such as pain management therapies, cough/cold/allergy remedies, dietary supplements, hemorrhoidal care and personal care items; Nutrition products such as infant and toddler formula products; and Capsugel, which represents Parent’s gelatin capsules business.

The Purchaser is a Tennessee corporation and a wholly-owned subsidiary of Parent. The Purchaser was organized by Parent to acquire King and has not conducted any unrelated activities since its organization. All outstanding shares of the capital stock of the Purchaser are wholly-owned by Parent. Parent expressly reserves the right to transfer all or part of its equity interest in the Purchaser to one or more direct or indirect wholly-owned subsidiaries of Parent prior to or following consummation of the Offer. The Purchaser’s principal executive offices are located at 235 East 42nd Street, New York, New York 10017. The telephone number of the Purchaser is (212) 733-2323.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Parent and the Purchaser are listed in Schedule I to this Offer to Purchase.

Except as described in this Offer to Purchase or Schedule I hereto, (i) none of Parent or the Purchaser, or to the best knowledge of Parent and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent or the Purchaser, or, to the best knowledge of Parent and the Purchaser, any of the persons referred to Schedule I hereto has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent or the Purchaser or, to the best knowledge of Parent and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of King, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Parent or the Purchaser or, to the best knowledge of Parent and the Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with King or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and King or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

During the last five years, none of Parent or the Purchaser or, to the best knowledge of Parent or the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Certain Relationships Between Parent, the Purchaser and King.

In June 2000, Wyeth, now a wholly-owned subsidiary of Parent, entered into a Co-Promotion Agreement with King to promote Altace® in the United States and Puerto Rico through October 29, 2008, with possible extensions as outlined in the Co-Promotion Agreement. Under the agreement, Wyeth paid an upfront fee to King of $75.0 million. In connection with the Co-Promotion Agreement, King agreed to pay Wyeth a promotional fee based on annual net sales of Altace®.

In July 2006, King entered into an Amended and Restated Co-Promotion Agreement with Wyeth regarding Altace® (the “Amended and Restated Co-Promotion Agreement”). Under the terms of the Amended and Restated Co-Promotion Agreement, effective January 1, 2007, King assumed full responsibility for selling and marketing Altace®. Pursuant to the Amended and Restated Co-Promotion Agreement, King paid or will pay Wyeth a reduced annual fee as follows:

•

For 2006, 15% of Altace® net sales up to $165.0 million, 42.5% of Altace® net sales in excess of $165.0 million and less than or equal to $465.0 million, and 52.5% of Altace® net sales that are in excess of $465.0 million and less than or equal to $585.0 million.

•	For 2007, 30% of Altace® net sales, with the fee not to exceed $178.5 million.
•	For 2008, 22.5% of Altace® net sales, with the fee not to exceed $134.0 million.
•	For 2009, 14.2% of Altace® net sales, with the fee not to exceed $84.5 million.
•	For 2010, 25% of Altace® net sales, with the fee not to exceed $5.0 million.

The annual fee is accrued quarterly based on a percentage of Altace® net sales at a rate equal to the expected relationship of the expected fee for the year to applicable expected Altace® net sales for the year.

The Amended and Restated Co-Promotion Agreement will terminate on December 31, 2010, or such earlier time as King has paid to Wyeth all promotion fees due and payable under the Amended and Restated Co-Promotion Agreement.

The Amended and Restated Co-Promotion Agreement has been included as Exhibit (e)(2) to King’s Schedule 14D-9 and is incorporated herein by reference.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Parent has filed electronically with the SEC.

9. Source and Amount of Funds.

The Purchaser estimates that it will need approximately $4.1 billion to purchase all of the Shares pursuant to the Offer, to make payments in respect of outstanding compensatory awards, to fund amounts that will become payable under King’s credit agreement and that may become payable under King’s outstanding convertible notes and to consummate the Merger, plus related fees and expenses. Parent will provide the Purchaser with sufficient funds to purchase all Shares properly tendered in the Offer and to provide funding for the Merger with King and the other transactions contemplated by the Merger Agreement, which are expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon Parent’s or the Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. Parent expects to obtain the necessary funds from existing cash balances and cash equivalents.

The Purchaser does not think its financial condition is relevant to a decision by the holders of Shares whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•

the Purchaser, through Parent, will have sufficient funds available to purchase all Shares successfully tendered in the Offer in light of Parent’s financial capacity in relation to the amount of consideration payable;

•	the Offer is not subject to any financing condition; and

•	if the Purchaser consummates the Offer, it expects to acquire any remaining Shares for the same cash price in the Merger.

10. Background of the Offer; Past Contacts or Negotiations with King.

The Parent board of directors, together with its senior management, has regularly evaluated business development strategies, including strategic acquisitions. As part of this review, Parent identified King as a potential acquisition candidate and determined that a transaction with King would be consistent with Parent’s existing businesses and consistent with many of Parent’s business development objectives. Parent senior management reviewed and discussed the merits of a potential combination with the Parent board of directors in late May 2010 and the Parent board of directors authorized Jeffrey B. Kindler, the Chairman and Chief Executive Officer of Parent, to contact Brian Markison, the Chairman, President and Chief Executive Officer of King, to discuss a potential transaction.

On June 3, 2010, Mr. Kindler called Mr. Markison and requested a meeting. Mr. Kindler and Mr. Markison met on June 9, 2010 and discussed a possible transaction between Parent and King. Mr. Kindler indicated that Parent would be in a better position to discuss material terms of a potential transaction, including an indication of price, if Parent and King were to enter into a confidentiality agreement and Parent were permitted to conduct a high-level due diligence review of certain aspects of King’s business. Mr. Markison informed Mr. Kindler that he would report to King’s board of directors regarding the meeting and would contact Mr. Kindler regarding the reaction of King’s board of directors to the discussion.

On June 11, 2010, Mr. Markison advised Mr. Kindler that he had discussed with the King board of directors the meeting held on June 9, 2010 and that King was not interested in pursuing discussions with Parent. Mr. Kindler called Mr. Markison on June 18, 2010 to discuss further a potential transaction and Mr. Kindler and Mr. Markison had further conversations by phone on June 24, 2010. During this same period, representatives of J.P. Morgan Securities LLC (“J.P. Morgan”), financial advisor to Parent, and Credit Suisse Securities (USA) LLC (“Credit Suisse”), financial advisor to King, reviewed, analyzed and discussed a potential transaction between Parent and King, and during one of such discussions representatives of J.P. Morgan indicated that a transaction at a price of approximately $11 per share in cash (which represented a premium of approximately 40% to where King’s common stock had recently been trading in the public market) might be available, although no such proposal had been discussed with Pfizer. Credit Suisse indicated to J.P. Morgan that it believed such a price was likely too low for King to consider permitting Parent to undertake a diligence review.

On June 24, 2010, Parent’s board of directors held a meeting at which a potential transaction with King was discussed and the Parent board of directors authorized Parent management to provide a non-binding, preliminary offer to King.

On June 25, 2010, representatives of J.P. Morgan orally communicated to representatives of Credit Suisse that Parent was prepared to provide King with a non-binding, preliminary offer to acquire all of the Shares for $12 to $14 per Share in cash. Representatives of J.P. Morgan indicated that Parent’s preliminary offer would be combined with a request that Parent be given a 10-day period to conduct a high-level due diligence review of King’s business to confirm its non-binding, preliminary offer. Representatives of Credit Suisse communicated to representatives of J.P. Morgan the view of King’s management that King’s board of directors would not likely approve access to due diligence on those terms.

On June 27, 2010, Mr. Kindler called Mr. Markison and conveyed a non-binding offer of $12 to $14 per Share in cash subject to a diligence review. During this telephone call Mr. Markison indicated that he believed that King’s Board would not likely approve access to due diligence on those terms. On June 28, 2010, representatives of J.P. Morgan called representatives of Credit Suisse and advised that Parent was prepared to improve the non-binding offer to a range of $13 to $14 per Share in cash, which represented a $1 increase at the low end of Parent’s previously communicated preliminary offer.

On June 29, 2010, representatives of Credit Suisse advised representatives of J.P. Morgan that, based on Parent’s latest indications as to price per Share, King was willing to enter into a confidentiality agreement and grant Parent a five-day period of access to conduct high-level due diligence focused in three areas identified by Parent – intellectual property matters, regulatory matters and cost structure.

On July 9, 2010, Frank D’Amelio, Senior Vice President and Chief Financial Officer of Parent, orally provided Mr. Markison with the non-binding, preliminary offer of $13 to $14 per Share in cash, and Kristin Peck, Senior Vice President, Worldwide Business Development Strategy and Innovation of Parent, confirmed that offer by letter to Mr. Markison. Also on July 9, 2010, following discussions between Mr. Markison and Mr. D’Amelio, and the parties’ respective outside counsel, Parent and King entered into a confidentiality agreement containing standstill restrictions on Parent that, among other things and subject to certain termination rights, prohibited Parent from initiating an unsolicited offer to acquire King’s stock or solicit proxies with respect to King voting securities.

Between August 2, 2010 and August 6, 2010, representatives of Parent, its financial advisor and its outside counsel conducted preliminary due diligence at the offices of Covington & Burling LLP, King’s legal advisor (“Covington”). During this diligence period, Parent reviewed relevant documents and agreements, and King and their respective advisors hosted due diligence meetings, during which King addressed Parent’s due diligence requests, and Parent was provided with the opportunity to ask questions of the management of King on the relevant topics. A follow-up due diligence meeting was held at the offices of Covington on August 12, 2010.

On August 16, 2010, Mr. D’Amelio informed Mr. Markison in a telephone conversation that Parent was prepared to make a non-binding offer to acquire King for $13.25 per Share in cash. Mr. Markison responded in the call that he did not believe King’s board of directors would support a business combination for King at that valuation and suggested that Parent provide an offer consisting of a higher per Share consideration. Following that discussion, between August 16, 2010 and August 27, 2010, Mr. Markison had conversations with Mr. D’Amelio, and representatives of Credit Suisse had conversations with representatives of J.P. Morgan, to discuss Parent’s non-binding offer.

On August 31, 2010, Mr. D’Amelio delivered a letter to Mr. Markison confirming the previously communicated non-binding offer to acquire King for $13.25 per Share in cash. The offer was subject to the successful completion of a full due diligence review and the negotiation and execution of mutually acceptable definitive agreements.

By telephone call on September 9, 2010, Mr. Markison communicated to Mr. D’Amelio that the King board of directors had rejected Parent’s non-binding offer of $13.25 per Share in cash.

On September 20, 2010, Mr. Markison and Mr. D’Amelio met to discuss valuation issues. Mr. D’Amelio informed Mr. Markison that Parent would consider raising its offer to $13.75 per Share in cash. Mr. Markison informed Mr. D’Amelio that he did not believe that such an offer would be acceptable to the King board of directors.

On September 21, 2010, Mr. D’Amelio advised Mr. Markison that Parent was prepared to make a non-binding offer of $14.25 per Share in cash, subject to approval by the Parent board of directors, Parent’s successful completion of a full due diligence review and the negotiation and execution of mutually acceptable definitive agreements, and that such offer was Parent’s best and final offer.

On September 23, 2010, the Parent board of directors held a meeting, at which the potential transaction with King was discussed. The Parent board of directors authorized Parent management to proceed with an offer of $14.25 per Share in cash.

On September 25, 2010, Mr. Markison advised Mr. D’Amelio that King was prepared to move forward to grant Parent due diligence access and to negotiate the terms of a merger agreement. Also, on September 25, 2010, a representative of Credit Suisse advised representatives of J.P. Morgan that King would make available to representatives of Parent and its advisors an online data room with due diligence materials related to King, which access was provided a few days later. Over the course of the next several weeks, Parent and its advisors reviewed due diligence materials provided by King, including supplements to the data room supplied upon requests from Parent and its advisors. King and their respective advisors also held telephonic due diligence meetings, during which King addressed Parent’s due diligence requests and Parent was provided with the opportunity to ask questions of the management of King in respect of King’s business.

On September 29, 2010, Cadwalader, Wickersham & Taft LLP, Parent’s legal counsel (“Cadwalader”), delivered a draft merger agreement to Covington, and on October 1, 2010, Covington delivered comments on the draft merger agreement to Cadwalader. Thereafter, between October 1, 2010 and October 11, 2010, King, Parent and their respective representatives engaged in negotiations of the terms of the merger agreement.

In the afternoon of October 11, 2010, the Parent board of directors met to review and consider the proposed Merger Agreement and the transactions contemplated thereby. At the meeting, members of Parent’s senior management provided the directors with an overview of the proposed transaction, including the material terms, and a summary of Parent’s due diligence review from an operational, financial and legal perspective. A representative of Cadwalader discussed with the Parent board of directors certain material terms of the Merger Agreement which had been previously negotiated by Parent and King. A representative of J.P. Morgan reviewed with the Parent board of directors certain financial aspects of the proposed transaction. Following consideration of the terms of the proposed Merger Agreement and the transactions contemplated thereby and discussion among the directors, senior management and Parent’s legal and financial advisors, the Parent board of directors determined that the terms of the Merger Agreement and the transactions contemplated thereby, are advisable and fair to, and in the best interests of, Parent and its stockholders, and authorized the execution of the Merger Agreement.

On October 11, 2010, the Merger Agreement was executed by Parent, King and the Purchaser.

On October 12, 2010, prior to the opening of trading on the NYSE, Parent and King issued a joint press release announcing the transaction.

11. The Merger Agreement; Other Agreements.

Merger Agreement

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Annex A and incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement is not intended to provide you with any other factual information about Parent, the Purchaser or King. Such information can be found elsewhere in this Offer to Purchase.

The Merger Agreement governs the contractual rights among King, Parent and the Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an Annex to this Offer to Purchase to provide King’s shareholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about King or Parent in King’s or Parent’s public reports filed with the SEC. In particular, the Merger Agreement and summary of the Merger Agreement contained in the Offer to Purchase are not intended to be, and should not be, relied upon as disclosures regarding any facts or circumstances relating to King or Parent. The representations and warranties contained in the Merger Agreement were not intended, and should not be relied upon, to establish facts. The representations and warranties set forth in the Merger Agreement were negotiated with the principal purpose of (i) establishing the circumstances under which the Purchaser may have the right not to consummate the Offer, or Parent or King may have the right to terminate the Merger Agreement, and (ii) allocating risk between the parties, rather than establishing matters as facts. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable under federal securities laws.

The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as practicable, but in no event later than 10 business days after the date of the Merger Agreement, which was October 11, 2010. The Offer was commenced on October 22, 2010. The obligations of the Purchaser to (and the obligations of Parent to cause the Purchaser to) commence the Offer and to accept for payment, and pay for, Shares tendered pursuant to the Offer are subject to the satisfaction or waiver of certain conditions that are described in Section 15 – “Certain Conditions of the Offer.” The Merger Agreement provides that if the Offer is consummated, each King shareholder who validly tenders Shares in the Offer will receive $14.25 for each Share tendered, net to the shareholder in cash, without interest and less any required withholding tax. Upon satisfaction or waiver of all of the conditions to the Offer (see Section 15 – “Certain Conditions of the Offer”), the Purchaser shall, and Parent shall cause the Purchaser to, accept and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer. Parent and the Purchaser expressly reserve the right to waive any condition to the Offer (as set forth in Section 15 – “Certain Conditions of the Offer”), increase the Offer Price or to make any other changes to the terms and conditions of the Offer, except that without the prior written consent of King, the Purchaser and Parent shall not (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares subject to or sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the conditions set forth in this Offer to Purchase (see Section 15 – “Certain Conditions of the Offer”) or amend any such condition in a manner adverse to the holders of Shares, (iv) waive or amend the Minimum Condition, (v) amend any other term of the Offer in a manner that is materially adverse to the holders of the Shares or (vi) extend or otherwise change the date on which the Offer expires except as required or permitted by the Merger Agreement.

Expiration/Extensions of the Offer/Subsequent Offering Period. The Merger Agreement provides that the Offer shall remain open until midnight, New York City time, at the end of the twentieth (20th) business day (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) after the date that the Offer is commenced unless extended pursuant to the terms of the Merger Agreement. Under the terms of the Merger Agreement, at the end of twenty (20) business days after the Offer is commenced (the “Initial Expiration Date”) or any subsequent date on which the Offer is scheduled to expire, if any condition to the Offer (as set forth in Section 15 – “Certain Conditions of the Offer”) is not satisfied or waived, then, (i) so long as there has not been a

Change in the Company Recommendation (as defined in this section under the heading – “No Solicitation Provisions”) then, to the extent requested in writing by King no less than one (1) business day (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) prior to the scheduled expiration date, we must extend the Offer for up to five (5) business days (or such longer period as the parties may agree) per extension until each such condition has been satisfied or waived, and (ii) we may, in our sole discretion, extend the Offer for up to five (5) business days (or such longer period as the parties may agree) per extension until each such condition has been satisfied or waived. We will not be required to extend the Offer beyond March 31, 2011 (the “Termination Date”); provided, that if the only condition which has not been satisfied as of the Termination Date is the Regulatory Condition, the Termination Date will be April 30, 2011. If the Offer has not been consummated as of the Termination Date, both Parent and King will have the right to terminate the Merger Agreement. Under the Merger Agreement, we also will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or necessary to resolve any comments of the SEC or its staff applicable to the Offer or the documents pursuant to which the Offer is made. The Merger Agreement also provides that we may, at our sole discretion, choose to provide for a subsequent offering period in accordance with Rule 14d-11 promulgated under the Exchange Act, if, following the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn in the Offer and accepted for payment is less than 90% of the outstanding Shares (on a fully-diluted basis as defined in the Merger Agreement).

Top-Up Option. King granted us an irrevocable option, for so long as the Merger Agreement has not been terminated, to purchase from King up to that number of newly issued shares of King common stock (the “Top-Up Option Shares”) equal to the number of Shares that, when added to the number of Shares owned by Parent or any of its subsidiaries, including the Purchaser, at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the number of Shares that would be outstanding immediately after the issuance of Shares pursuant to the exercise of the Top-Up Option (on a fully-diluted basis as defined in the Merger Agreement). The exercise price for each Share acquired pursuant to the Top-Up Option is equal to the price per Share being paid in the Offer. The Merger Agreement provides that the Top-Up Option will not be exercisable if (i) the number of shares of King common stock subject to the Top-Up Option exceeds the number of authorized and unissued shares of King common stock available for issuance, (ii) any order, injunction, judgment, decree or ruling (whether temporary, preliminary or permanent), enacted, promulgated, issued or entered by any governmental authority (collectively, “Restraints”) or any law prohibits the exercise or delivery of the Top-Up Option, (iii) immediately after the exercise of the Top-Up Option and the issuance of the Top-Up Option Shares, Parent or any of its subsidiaries, including the Purchaser, would not own more than 90% of the Shares then outstanding on a fully-diluted basis (as defined in the Merger Agreement) or (iv) the Purchaser has not accepted for payment the Shares validly tendered in the Offer (or during the subsequent offering period, if any) and not validly withdrawn. Payment for Shares to be acquired pursuant to an exercise of the Top-Up Option may be paid, at the election of Parent or the Purchaser, either in cash or by delivery of a promissory note which promissory note will be on terms as provided by Parent or the Purchaser, which terms shall be reasonably satisfactory to King. Due to restrictions imposed by the amount of Shares King is authorized to issue under its charter, assuming no additional Shares have been issued since October 19, 2010, we only will be permitted to exercise the Top-Up Option if the Purchaser acquires approximately 76% of the issued and outstanding Shares (not including restricted stock awards) pursuant to the Offer (including any subsequent offering period).

Directors after the Acceptance Time. Following the acceptance by Parent of the Shares in the Offer (the “Acceptance Time”), Parent has the right to elect or designate such number of directors (the “Parent Designees”), rounded up to the next whole number, on King’s Board of Directors that will give Parent, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, representation on King’s Board of Directors equal to the product of (i) the total number of directors on King’s Board of Directors (giving effect to the Parent Designees pursuant to this sentence) multiplied by (ii) the percentage that the aggregate number of Shares then owned directly or indirectly by Parent bears to the total number of Shares then outstanding. King is required under the Merger Agreement, upon request by Parent, to take all actions necessary to enable the Parent Designees to be elected or appointed to King’s Board of Directors effective at the consummation of the Offer, including (i) by promptly filling vacancies or newly created directorships on King’s Board of Directors, (ii) promptly increasing the size of King’s Board of Directors (including by amending King’s by-laws if necessary to increase the size of its Board of Directors) and/or (iii) promptly securing the resignations of such number of its incumbent directors as is necessary to provide Parent with such level of representation, and shall cause Parent’s designees to be so elected or appointed at such time.

Subject to the terms to the Merger Agreement, Parent also has the right to request that individuals designated by Parent have the same proportionate representation on each committee of King’s Board of Directors and each board of directors and committee of King’s subsidiaries, in each case to the extent permitted by applicable law and the rules of the NYSE. Parent’s rights described in this section are in addition to any rights that Parent, the Purchaser or any of their respective affiliates may have as a record holder or beneficial owner of Shares as a matter of applicable law with respect to the election of directors or otherwise.

The Merger Agreement also provides that in the event that the Parent Designees are elected or designated to King’s Board of Directors, then, until the Effective Time, King’s Board of Directors shall have at least three directors who are directors on the date of the Merger Agreement and independent directors for purposes of the continued listing requirements of the NYSE. If the Parent Designees are elected or designated to King’s board of directors, the approval of a majority of the King continuing directors is required prior to the Effective Time of the Merger, to take certain actions, including (i) amending or otherwise modifying or terminating the Merger Agreement, (ii) waiving King’s rights under the Merger Agreement and (iii) amending King’s charter or bylaws.

Directors and Officers after the Effective Time. The Merger Agreement provides that the directors and officers of the Purchaser immediately prior to the Effective Time will become the directors and officers of the Surviving Corporation upon the Effective Time.

The Merger. The Merger Agreement provides that, within three (3) business days of the satisfaction or waiver of the conditions to the Merger (the “Effective Time”), the Purchaser will be merged with and into King, with King being the surviving corporation (the “Surviving Corporation”). Following the Merger, the separate existence of the Purchaser will cease, and King will continue as the Surviving Corporation and a wholly-owned subsidiary of Parent.

Pursuant to the Merger Agreement, at the Effective Time, each Share which is owned by King or Parent or any subsidiary of Parent, including the Purchaser, shall be canceled without any conversion and no consideration shall be delivered in respect thereof.

Each Share issued and outstanding immediately prior to the Effective Time, other than Shares to be canceled in accordance with the preceding paragraph, shall be converted into the right to receive an amount of cash, without interest, equal to the Offer Price (the “Merger Consideration”), subject to any required withholding of taxes, payable to the holder thereof in accordance with the terms of the Merger Agreement described herein. At the Effective Time, all such Shares shall no longer be outstanding and shall automatically be canceled and cease to exist, and each holder of a Share Certificate or evidence of Shares in book-entry form which immediately prior to the Effective Time represented any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest.

King Compensatory Awards. The Merger Agreement provides that each then outstanding unexercised stock option (whether or not then vested or exercisable) that represents the right to acquire Shares (each, an “Option”) will become fully vested and exercisable in accordance with its terms in the event that Shares are accepted for payment in the Offer. Pursuant to the Merger Agreement, each Option (whether or not vested or exercisable) that is outstanding as of the time Shares are accepted for payment in the Offer will be canceled and immediately represent the right to receive an amount in cash, without interest and subject to any required withholding taxes, equal to the excess of the Offer Price over the per Share exercise price of the Option for each Share subject to the Option (such amount to be paid no later than fifteen (15) business days following the time Shares are accepted for payment in the Offer). Any Option for which the Offer Price does not exceed the exercise price of the Option for each Share subject to the Option will be canceled without any cash payment made to the holder.

Pursuant to the Merger Agreement, each restricted stock unit and share of restricted stock issued and outstanding under any King equity incentive plan, whether or not then vested, will become fully vested in the event that Shares are accepted for payment in the Offer and then canceled at the time Shares are accepted for payment in the Offer (the “Canceled Restricted Awards”), and the holder of such Canceled Restricted Awards will be entitled to receive an amount in cash, without interest and subject to any required withholding taxes, equal to the product of (1) the Offer Price and (2) the number of Shares subject to such Canceled Restricted Awards (such amount to be paid no later than fifteen (15) business days following the time Shares are accepted for payment in the Offer).

Pursuant to the Merger Agreement, each performance share unit issued and outstanding under any King equity incentive plan, whether or not then vested, will become vested, as described in the next sentence, in the event that Shares are accepted for payment in the Offer and then canceled in full at the time Shares are accepted for payment in the Offer, and the holder of such vested performance share units will be entitled to receive an amount in cash, without interest and subject to any required withholding taxes, equal to the product of (1) the Offer Price and (2) the number of Shares subject to such vested performance share units (such amount to be paid no later than fifteen (15) business days following the time Shares are accepted for payment in the Offer, provided all such payments will be paid in a manner which complies with the requirements of Section 409A of the Code). In the event that the time Shares are accepted for payment in the Offer occurs prior to the end of the relevant fiscal period with respect to a performance share unit, the number of performance share units vesting pursuant to the prior sentence will be based on a deemed achievement of performance conditions at target level, and, in the event the time Shares are accepted for payment in the Offer occurs or has occurred subsequent to the end of the relevant fiscal period with respect to a performance share unit, the number of performance share units vesting pursuant to the prior sentence will be based on the level of such actual performance as determined by King, in accordance with the applicable performance share unit award agreement and applicable King equity incentive plan.

Representations and Warranties. In the Merger Agreement, King has made customary representations and warranties to Parent and the Purchaser, including representations relating to: the organization, good standing and corporate power of King and that of King’s subsidiaries; corporate authorization and enforceability of the Merger Agreement; required government approvals, filings and consents; no conflicts with or consents required in connection with the Merger Agreement; capitalization of King and that of King’s subsidiaries; King’s subsidiaries; King’s SEC filings, financial statements, internal controls and compliance with the Sarbanes-Oxley Act; King’s indebtedness; information supplied; absence of material adverse effect or certain changes or events; absence of undisclosed liabilities; King’s compliance with laws, permits and court orders; material contracts; litigation; real property; intellectual property; tax matters; employee benefit plans and employment matters; environmental matters; regulatory matters; insurance; brokers and finder’s fees; opinion of financial advisor; state anti-takeover statutes; and foreign corrupt practices and international trade practices.

In the Merger Agreement, Parent has made customary representations and warranties to King, including representations relating to: organization and good standing; corporate authorization with respect to the Merger Agreement; required government authorizations; no conflicts with or consents required in connection with the Merger Agreement; ownership and operations of the Purchaser; information supplied; brokers and other advisors; sufficiency of funds; and ownership of Shares.

Operating Covenants. The Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time or the earlier termination of the Merger Agreement, except as specifically permitted by the Merger Agreement or as required by law or the regulations or requirements of any stock exchange or any other regulatory organization applicable to King or any of its subsidiaries, or unless Parent otherwise consents in writing, the business of King and its subsidiaries shall be conducted in the ordinary course consistent with past practice, and use commercially reasonable efforts to (i) preserve its assets, (ii) keep available the services of current officers, key employees and consultants, (iii) preserve its business organization intact and maintain existing relations and goodwill with customers, suppliers, distributors, creditors, lessors, consultants, regulators, business partners, clinical trial investigators or managers of its clinical trials and (iv) comply in all material respects with applicable laws.

From the date of the Merger Agreement to the Effective Time, King is subject to customary operating covenants and restrictions, including restrictions (subject to qualifications set forth in the Merger Agreement) relating to amending its charter and/or bylaws; issuance, delivery, sale, grant, disposal, pledge or other encumbrance of stock, or any rights, warrants, options, calls, commitments or other equity interests of King and its subsidiaries; the purchase or acquisition of equity interests in or the business assets of other parties; the sale, pledge, disposal, transfer, lease, license, mortgage or other encumbrance of any properties, rights or assets; incurrence or assumption of indebtedness or the issuance or sale of any debt securities or guarantee of a third-party’s obligations, options, warrants, calls or other rights to acquire debt securities; the declaration, setting aside for payment of dividends or other distributions; increasing director, officer and employee compensation; granting severance or termination benefits to directors, officers, employees, independent contractors or consultants; making new equity awards to directors, officers, employees or consultants; taking any action to accelerate the vesting or payment, or fund or secure payment of, compensation or benefits under any employee benefit plans not otherwise in effect on the date of the Merger Agreement; entering into, terminating or otherwise altering any employee benefit plan, employment, retention or change in control agreement, collective bargaining agreements, bonus, incentive compensation, profit sharing, health or other welfare, stock option or other equity (or equity-based), pension, retirement, vacation, severance, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or arrangement with, for or in respect of, any shareholder, director, officer, other employee, consultant or affiliate; changing any actuarial assumptions or manner of contribution with respect to employee benefit plans; broad dissemination of written communications to employees regarding compensation, benefits or other treatment to be received following the Merger; changes in financial accounting policies except as required by GAAP or applicable law; writing up, down or off of book value of assets except as required by GAAP, applicable law or regulatory guidelines; the release, compromise, assignment, or settlement of lawsuits, actions, claims, proceedings or investigations; tax matters; making of certain capital expenditures; the execution, modification, termination, amendment or waiver of any rights under any King material contract; the execution, or modification to extend the term or scope, of any non-competition agreement; the execution of any agreement that would be breached by, or that would require third-party consent to continue in full-force, following the consummation of the transactions contemplated by the Merger Agreement; entry into joint-venture, license, alliance, joint promotion, co-marketing or development agreements; the maintenance of King’s material intellectual property; work-force reductions; investments in or loans made to parties other than subsidiaries; workforce hiring; entry into, cancellation of, or otherwise modifying insurance policies; actions with respect to governmental authorizations, consents, orders, declarations or approvals and Restraints resulting in the delay or prohibition of the consummation of the transactions contemplated by the Merger Agreement; the liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization of King or any of its subsidiaries; purchase of financial instruments; material changes with respect to King’s investment portfolio, including average duration, credit quality, and investment guidelines; and hypothecating, repo or encumbering assets in King’s investment portfolio.

Shareholders Meeting. The Merger Agreement provides that King will, if the approval of the Merger Agreement by King’s shareholders is required by law, prepare and file with the SEC, subject to the prior review and comment of Parent, a proxy statement relating to the required shareholder approval (the “Proxy Statement”).

The Merger Agreement also provides that King will, if required by applicable law in order to consummate the Merger, promptly and duly call, give notice of, convene and hold a meeting of its shareholders (the “Shareholders Meeting”) for the purpose of approving the Merger and the Merger Agreement and convene and hold the Shareholders Meeting as soon as reasonably practicable after the date of the Merger Agreement for the purpose of obtaining the required shareholder approval.

No Solicitation Provisions. The Merger Agreement provides that, subject to certain restrictions, until the Merger Agreement is terminated in accordance with its terms, King shall not, nor shall it authorize or permit any of its subsidiaries or any of its or their respective directors, officers or employees or any financial advisor, attorney, accountant or other advisor, agent or representative (collectively, “Representatives”) retained by King or any of its subsidiaries to, directly or indirectly through another person, except as otherwise provided in the

Merger Agreement, (i) solicit, initiate, or knowingly encourage (including by way of furnishing any non-public information relating to King or any of its subsidiaries), or knowingly induce or take any other action which would reasonably be expected to lead to the making, submission or announcement of, any proposal or inquiry that constitutes, or is reasonably likely to lead to, an Acquisition Proposal (as defined below), (ii) take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including any transaction under, or a third party becoming an “interested shareholder” under, the TBCA), or any restrictive provision of any applicable anti-takeover provision in King’s charter or bylaws, inapplicable to any transactions contemplated by an Acquisition Proposal (and, to the extent permitted thereunder, King shall promptly take all steps necessary to terminate any waiver that may have been granted, to any person other than Parent or any of Parent’s affiliates, under any such provisions), (iii) other than informing Persons of the no-solicitation provision in the Merger Agreement, enter into, continue or participate in any discussions or any negotiations regarding any Acquisition Proposal or otherwise take any other action to knowingly facilitate or knowingly induce any effort or attempt to make or implement an Acquisition Proposal, (iv) approve, endorse or recommend an Acquisition Proposal or any letter of intent, memorandum of understanding or other contract contemplating an Acquisition Proposal or requiring King to abandon or terminate its obligations under the Merger Agreement or deliberately fail to satisfy the conditions to the Offer, or (v) resolve, propose or agree to do any of the foregoing. King will, and will cause its subsidiaries and their respective representatives to, immediately cease and terminate all existing discussions or negotiations with any Person previously conducted with respect to any Acquisition Proposal. King also will promptly deny access to any data room (virtual or actual) containing any confidential information previously furnished to any third party relating to any Acquisition Proposal with any such third party.

However, at any time prior to the date on which King has received the required shareholder approval of the Merger, in response to (i) an unsolicited written Acquisition Proposal, received under circumstances not involving a breach of the no-solicitation provision, that King’s Board of Directors determines in good faith (after consultation with its financial advisor) constitutes or could reasonably be expected to result in a Superior Proposal (as defined below), or (ii) an inquiry relating to an Acquisition Proposal by a person that King’s Board of Directors determines in good faith is credible and reasonably capable of making a Superior Proposal, King may, upon a good faith determination by King’s Board of Directors (after receiving the advice of its outside counsel) that failure to take such action would be inconsistent with King’s Board of Directors’ fiduciary duties to the holders of Shares under applicable law, (1) furnish information with respect to King and its subsidiaries to the person making such Acquisition Proposal or inquiry pursuant to a confidentiality agreement that is no less favorable to King than the confidentiality agreement between Parent and King (provided that such confidentiality agreement may include provisions less favorable in the aggregate to King, so long as King offers to amend its confidentiality agreement with Parent to include substantially similar provisions), so long as all such information provided to such third party had been previously provided, or is concurrently provided, to Parent, and (2) participate in discussions or negotiations with, the person making such Acquisition Proposal or inquiry (and its Representatives), regarding such Acquisition Proposal or inquiry.

King must promptly advise Parent, in writing, and in no event later than 24 hours after receipt of any Acquisition Proposal or inquiry relating to an Acquisition Proposal by a person that King’s Board of Directors determines in good faith is a person that is credible and reasonably capable of making a Superior Proposal, and indicate (i) the identity of the person making the Acquisition Proposal or inquiry, (ii) King’s intentions to engage in discussion or negotiations with such person, or to furnish such person with non-public information, and (iii) the material terms and conditions of any proposals or offers or the nature of any inquiries or contacts. Thereafter, King must promptly keep Parent reasonably informed of all material developments affecting the status and the material terms of any such proposal, offer, inquiry or request and of the status of any such discussions or negotiations.

The Merger Agreement prohibits King from (i) failing to recommend that its shareholders accept the Offer, tender their Shares in the Offer, and approve the Merger and the Merger Agreement (the “Company Recommendation”), (ii) withholding, withdrawing, amending or modifying in a manner adverse to Parent, the

Company Recommendation, (iii) adopting, approving, recommending, endorsing or otherwise advising King’s shareholders to adopt any Acquisition Proposal, or (iv) resolving, agreeing or publicly proposing to take any such actions (any action described in clauses (i), (ii), (iii) or (iv), a “Change in the Company Recommendation”). Notwithstanding anything to the contrary in the Merger Agreement, and provided that King complies with the requirements set forth in the following paragraph, King’s Board of Directors may, at any time prior to the time when the Purchaser accepts the Shares in the Offer:

1.	make a Change in the Company Recommendation in response to an Acquisition Proposal if King’s Board of Directors concludes in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with its fiduciary duties to the holders of Shares under applicable law and King’s Board of Directors concludes in good faith, after consultation with King’s financial advisor, that the Acquisition Proposal constitutes a Superior Proposal;

2.	make a Change in the Company Recommendation in response to the occurrence of an Intervening Event (as defined below) if King’s Board of Directors concludes in good faith, after consultation with outside counsel, that the failure to effect such Change in the Company Recommendation would be inconsistent with its fiduciary duties to the holders of Shares under applicable law; or

3.	terminate the Merger Agreement and enter into another agreement in connection with a Superior Proposal, but only if King receives an Acquisition Proposal that King’s Board of Directors concludes in good faith constitutes a Superior Proposal and King’s Board of Directors concludes in good faith, after consultation with outside counsel, that the failure to enter into such definitive agreement would be inconsistent with its fiduciary duties to the holders of Shares under applicable law.

King is prohibited from (i) making a Change in the Company Recommendation or (ii) entering into any merger, acquisition or similar agreement with respect to an Acquisition Proposal (a “Company Acquisition Agreement”), as discussed in the preceding paragraph, unless:

•

in the case of the matters referenced in items 1 and 3 in the preceding paragraph, (A) King has provided to Parent written notice three (3) business days prior to making a Change in the Company Recommendation (a “Recommendation Change Notice”), which (1) states its intention to make a Change in the Company Recommendation, (2) states that King’s Board of Directors is prepared to make a Change in the Company Recommendation, (3) includes a description of the material terms of the Acquisition Proposal that King’s Board of Directors has determined constitutes a Superior Proposal, and (4) includes a statement that King’s Board of Directors has determined that such Acquisition Proposal constitutes a Superior Proposal and that it intends to enter into a Company Acquisition Agreement providing for such Superior Proposal, and identifying the parties thereto, and King must also deliver to Parent a copy of the Company Acquisition Agreement and any other related material documents for such Superior Proposal, (B) at 5:00 p.m., New York time, at the end of the three (3) business day period following the date of receipt of the Recommendation Change Notice (or, in the event that the applicable Acquisition Proposal has been materially revised or modified, at 5:00 p.m., New York time, on the third (3rd) business day following the date of receipt of notice of such material revision or modification, if later), such Acquisition Proposal has not been withdrawn and a Change in the Company Recommendation or entry into a Company Acquisition Agreement continues to be necessary in light of such Superior Proposal in order for King’s Board of Directors to comply with its fiduciary duties to the holders of the Shares under applicable Law, after taking into account any changes to the terms of the Merger Agreement offered by Parent, and (C) in the case of the matters referenced in item 3 in the preceding paragraph, King’s Board of Directors approves or recommends such Superior Proposal, King terminates the Merger Agreement and pays to Parent the applicable termination fee (described below); and

•	in the case of the matters referenced in item 2 of the preceding paragraph, (A) King has provided to Parent a Recommendation Change Notice, which must specify that King’s Board of Directors is prepared to make a Change in the Company Recommendation, and must contain a description of the Intervening Event that the Company has determined requires the Change of Company Recommendation, including the basis for such determination and (B) at 5:00 p.m., New York time, at the end of the three (3) business day period following the date of receipt of the Recommendation Change Notice, a Change in the Company Recommendation continues to be necessary in light of such Intervening Event in order for King’s Board of Directors to comply with its fiduciary duties to the holders of Shares under applicable law, after taking into account any changes to the terms of the Merger Agreement offered by Parent.

As used in the Merger Agreement, “Acquisition Proposal” means a bona fide proposal or offer from any person (other than Parent and its subsidiaries) relating to any (i) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other business combination or similar transaction involving King or any of its subsidiaries, pursuant to which any such person would own or control, directly or indirectly, 15% or more of the consolidated assets, revenues or net income of King and its subsidiaries, taken as a whole, (ii) sale, lease, license or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of King (including equity interests of any of its subsidiaries) or any subsidiary of King representing 15% or more of the consolidated assets, revenues or net income of King and its subsidiaries, taken as a whole, or to which 15% or more of King’s revenues, earnings or assets on a consolidated basis are attributable, taken as a whole, (iii) issuance or sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of equity interests representing 15% or more of the voting power of King, (iv) tender offer, exchange offer or any other transaction or series of transactions in which any person will acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of equity interests representing 15% or more of the voting power of King or (v) any combination of the foregoing.

As used in the Merger Agreement, a “Superior Proposal” means a bona fide written Acquisition Proposal (provided, that for purposes of this definition references to 15% in the definition of “Acquisition Proposal” shall be deemed to be references to 50%) which King’s Board of Directors determines in good faith (after consultation with its financial advisor) (i) is reasonably likely to be consummated if accepted and (ii) is more favorable to the holders of Shares from a financial point of view than the transactions with Parent, in each case, taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and the Merger Agreement, any changes to the terms of the Merger Agreement offered by Parent in response to such Acquisition Proposal, and the ability of the person making such Acquisition Proposal to consummate the transactions contemplated by such Acquisition Proposal (based upon, among other things, expectation of obtaining required approvals).

As used in the Merger Agreement, an “Intervening Event” means a material development or change in circumstances relating to the financial condition, assets, liabilities, business or results of operations of King and its subsidiaries occurring or arising after the date of the Merger Agreement that was not known to King’s Board of Directors as of the date of the Merger Agreement (and not relating to any Acquisition Proposal or inquiry relating to an Acquisition Proposal); provided, however, that in no event shall the receipt, existence or terms of an Acquisition Proposal or inquiry relating to an Acquisition Proposal or any matter relating thereto or consequence thereof constitute an Intervening Event.

Reasonable Best Efforts. The parties agreed in the Merger Agreement to make or cause to be made, in cooperation with the other parties and to the extent applicable and as promptly as practicable, (i) an appropriate filing of a notification and report form pursuant to the HSR Act with respect to the transactions contemplated by the Merger Agreement and (ii) all other necessary filings, forms, declarations, notifications, registrations and notices with other governmental entities under antitrust and other laws relating to the transactions contemplated by the Merger Agreement. Each of King, Parent and the Purchaser agreed to use its reasonable best efforts (i) to respond at the earliest practicable date to any request for additional information from the Department of Justice or any other governmental authorities, (ii) to act in good faith and reasonably cooperate with one another in connection with any investigation by a governmental authority and to consult and cooperate in good faith with one another in connection with any information or proposals submitted in connection with proceedings under or relating to any antitrust law, (iii) take all actions reasonably necessary to cause the waiting period under the HSR Act or any applicable foreign antitrust law to expire as soon as practicable and not extend any such waiting periods and (iv) to not enter into an agreement with any government authority to not consummate the Merger. King and Parent each agreed to use its reasonable best efforts to avoid the entry of any Restraint, to eliminate every impediment under any antitrust law that may be asserted by any governmental authority so as to enable the closing of the Merger to occur as soon as reasonably possible. However, Parent and its subsidiaries are not required to propose, negotiate, commit to or effect any sale, divestiture or disposition of assets or business of Parent or King, or any of their respective subsidiaries, proposed by any governmental authority, and are not required to offer to take or offer to commit to take any such action, except that Parent must use commercially reasonable efforts to take any such action or effect any sale, divestitures or disposition of assets or business of Parent or King, or any of their respective subsidiaries, that, individually or in the aggregate, would not result in the one-year loss of net sales revenues (as measured by net 2010 sales revenue) in excess of $40,000,000. Parent and its subsidiaries are also not required to commence or defend any suit, action or proceeding or seek to avoid entry of, vacate, overturn or terminate any Restraint in connection with the Merger or Offer.

Each of King, Parent and the Purchaser agreed to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Merger Agreement, including (i) obtaining of all necessary actions or non-actions, consents, approvals, waivers, authorizations and orders from governmental authorities and the making of all other necessary registrations, declarations and filings with governmental authorities and (ii) obtaining all necessary consents, approvals or waivers from third parties with respect to King’s material contracts or certain other contracts.

Indemnification and Insurance. The Merger Agreement provides that, from and after the Acceptance Time, Parent must cause King or the Surviving Corporation, to the extent permitted by applicable law, to indemnify, defend and hold harmless, against any costs or expenses (including attorney’s fees and expenses and disbursements), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, and provide advancement of expenses to, all past and present directors and officers of King and its subsidiaries (in all of their capacities) to the same extent such persons were indemnified or had the right to advancement of expenses as of the date of the Merger Agreement by King pursuant to its charter and bylaws and King’s indemnification agreements, if any, in existence on the date of the Merger Agreement with any directors and officers of King.

For six (6) years following acceptance by Parent of the Shares, Parent must cause King or the Surviving Corporation to include and cause to be maintained in effect in the Surviving Corporation’s charter and by-laws, King’s current charter and bylaw provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses. Parent also must cause the Surviving Corporation to maintain for a period of six (6) years after acceptance by Parent of the Shares, King’s current directors’ and officers’ liability insurance policies and fiduciary liability insurance policies (or may substitute such policies with policies with the same coverage and amounts with terms and conditions in the aggregate no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before acceptance by Parent of the Shares (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Offer and Merger). The Surviving Corporation is not required to expend annually in excess of 250% of the annual premium paid by King for such coverage. The Surviving Corporation may satisfy its obligations under the Merger Agreement by substituting a policy and/or purchasing a six-year “tail” prepaid policy, in each case on terms and conditions no less advantageous to the insured parties.

Employee Matters. All employees of King (and its subsidiaries) as of immediately prior to the Effective Time will be employed by the Surviving Corporation (or its subsidiaries) as of the Effective Time (all such employees, other than those covered by a collective bargaining agreement, the “Covered Employees”). All employees of King (and its subsidiaries) as of immediately prior to the Effective Time covered by a collective bargaining agreement and whose terms and conditions of employment are governed by such a collective bargaining agreement will continue to be governed by such collective bargaining agreement following the Effective Time. For the period commencing at the Effective Time and ending on the second anniversary of the Effective Time (the “Continuation Period”), Parent will, or will cause the Surviving Corporation to, provide the Covered Employees who remain employees of the Surviving Corporation with an annual base salary or hourly rate of pay that is no less than the base salary or hourly rate of pay that such Covered Employee received from King immediately prior to the Effective Time.

During the Continuation Period, Parent will, or will cause the Surviving Corporation to, maintain employee benefit plans, programs, policies and arrangements for Covered Employees that are substantially similar in the aggregate to the King benefit plans (other than the bonus plans described in the next paragraph, long-term incentives, change in control, retention, transition, stay or similar arrangements) that were in effect immediately prior to the Effective Time, provided, that (i) with respect to Covered Employees who are subject to collective bargaining agreements, employee benefits will be provided in accordance with the applicable collective bargaining agreements and (ii) Parent’s obligations to provide substantially similar benefits are subject to such modifications as necessary to comply with applicable laws of foreign countries and their political subdivisions, and applicable labor agreements.

Effective January 1, 2011 (or, for Covered Employees who participate in bonus plans other than the King Executive Management Incentive Award Plan, the King Management Incentive Award Plan, or the King Team-Based Employee Incentive Award Plan, as of the first performance period beginning after the Effective Time) and during the remainder of the Continuation Period, Parent will, or will cause its subsidiaries to, provide to each Covered Employee an annual cash bonus opportunity that is substantially comparable to those offered by King immediately before the Effective Time at target base salary multiples (or other target amounts) that are no less favorable than the target base salary multiples or other targets in effect for such Covered Employee during 2010 (but with payment based on achievement of performance criteria determined by Parent and applicable generally to similarly-situated or comparable employees of Parent and its subsidiaries in a consistent and good faith manner during the Continuation Period). Notwithstanding the foregoing, if the Effective Time occurs after December 31, 2010, King will establish in good faith, in reasonable consultation with Parent, annual cash bonus opportunities that are consistent with King’s past practice for any performance period that begins before the Effective Time.

As of the Effective Time, Parent will recognize, or will cause the Surviving Corporation to recognize, all service of each Covered Employee prior to the Effective Time, to King and its subsidiaries (as well as predecessor entities of King or any of its subsidiaries) for purposes of eligibility to participate and vesting credit (but excluding, other than with respect to severance and vacation benefits, entitlement to benefits and benefits accrual). Notwithstanding the foregoing, the service of each Covered Employee prior to the Effective Time will not be recognized for the purpose of any entitlement to participate in, or receive benefits with respect to, any non-elective employer contributions under any Parent 401(k) plan or Parent retiree medical program in which any Covered Employee participates after the Effective Time.

In the event any Covered Employee first becomes eligible to participate under any employee benefit plan, program, policy or arrangement of Parent or the Surviving Corporation (“Parent Employee Benefit Plan”) following the Effective Time, Parent will, or will cause the Surviving Corporation to, (i) waive any pre-existing condition exclusions and waiting periods with respect to participation and coverage requirements applicable to any Covered Employee under any Parent Employee Benefit Plan providing medical, dental, or vision benefits to the same extent such limitation would have been waived or satisfied under the employee benefit plan such Covered Employee participated in immediately prior to coverage under the Parent Employee Benefit Plan and (ii) provide each Covered Employee with credit for any co-payments and deductibles paid prior to the Covered Employee’s coverage under any Parent Employee Benefit Plan during the calendar year in which such amount was paid, to the same extent such credit was given under the employee benefit plan such Covered Employee participated in immediately prior to coverage under the Parent Employee Benefit Plan, in satisfying any applicable deductible or out-of-pocket requirements under the Parent Employee Benefit Plan.

Nothing in the Merger Agreement will be construed as requiring Parent or any of its subsidiaries (including, following the Effective Time, King and its subsidiaries), to retain the employment of any particular Covered Employee for any fixed period of time following the Effective Time.

Access to Information. King and its subsidiaries are required, upon reasonable notice from Parent and subject to certain exceptions, to afford Parent’s Representatives reasonable access during normal business hours to all of its and its subsidiaries’ properties, books, contracts, commitments, records, officers and employees, but only to the extent that such access does not unreasonably interfere with the business or operations of King and its subsidiaries, and any additional information concerning the business, properties and personnel of King that Parent may reasonably request. Parent’s rights in the previous sentence, however, do not include the right to conduct environmental sampling of any kind at any real property, without King’s prior written consent. King may also restrict such access if (i) it is required to under applicable law, (ii) it is subject to third-party approval or confidentiality agreement, (iii) the disclosure would result in disclosure of a third-party’s trade secrets, (iv) disclosure would result in loss of attorney client privilege, except that in each of each case, King must use its reasonable best efforts to obtain such third party’s consent or to develop an alternative to providing such information that is reasonably acceptable to Parent and King.

Each of Parent and King also agree to cooperate to establish a mutually-acceptable mechanism that will permit Parent to communicate directly with King’s employees regarding employee related matters, unless the Merger Agreement is terminated.

Resignations. King is obligated under the Merger Agreement prior to the Acceptance Time, upon Parent’s written request, to use reasonable best efforts to cause each of King’s, and its subsidiaries’, directors and officers to execute and deliver a resignation letter with respect to their positions as a director or officer (but not as an employee), effective as of the Acceptance Time. At the request of Parent, King also will use reasonable efforts to cooperate with Parent to replace any such directors and officers selected by Parent at the Acceptance Time.

Section 16 Matters. The Merger Agreement provides that King, Parent and the Purchaser will take all such steps as may be required and permitted to ensure that the transactions contemplated by the Merger Agreement, including any dispositions of the Shares (including derivative securities with respect to such Shares) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to King, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

King’s Convertible Notes. The Merger Agreement provides that King will use commercially reasonable efforts to comply with all of its obligations under the terms of the Indenture underlying King’s 1 1/4% Convertible Senior Notes due 2026 in connection with the transactions contemplated by the Merger Agreement, including (i) in respect of the holders’ rights to convert the convertible notes or cause King to repurchase the convertible notes and (ii) delivery of any notices required by the Indenture underlying the convertible notes.

Takeover Statute. The Merger Agreement provides that, if any state anti-takeover law or regulation becomes applicable to the Merger Agreement or any transaction contemplated thereby, King and Parent and each member of their respective board of directors must grant approvals and take such actions as are reasonably necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated thereby and otherwise act to eliminate or minimize the effect of such law on the Merger Agreement and the transactions contemplated thereby.

Shareholder Litigation. King has agreed to, prior to consummation of the Offer, promptly advise Parent in writing of any shareholder litigation against King or its directors relating to the Merger Agreement or the transactions contemplated by the Merger Agreement and to keep Parent fully informed regarding such litigation. King shall control such defense, provided that King has agreed to give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against King and/or its directors or executive officers relating to the Merger Agreement or the transactions contemplated thereby, whether commenced prior to or after the execution and delivery of the Merger Agreement, and shall not settle or offer to settle any such litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed). See Section 16 – “Certain Legal Matters; Regulatory Approvals.”

FIRPTA Compliance. King must deliver to Parent within three (3) business days of the closing of the Merger an affidavit that satisfies the requirements of Section 1445(b)(3) of the Code, and the regulations promulgated thereunder, certifying that King is not and has not been a “United States real property holding corporation” within the meaning of Section 897 of the Code during the period described in Section 897(c)(1)(A)(ii) of the Code.

Notices of Certain Events. The Merger Agreement provides that Parent or King (as applicable) must notify each other as promptly as reasonably practicable (i) upon becoming aware that any representation or warranty made by it becomes untrue or inaccurate in any material respect, or of any failure to comply with or satisfy in any material respect the party’s obligations under the Merger Agreement, (ii) if King has knowledge of any notice or communication from a third party alleging that its consent is required in connection with the transactions contemplated by the Merger Agreement, (iii) of any written communications from a governmental authority related to the transactions contemplated by the Merger Agreement, or (iv) of any legal action that is commenced and served on, or to King’s knowledge threatened in writing against, King or Parent and any of their respective subsidiaries that, if pending as of the date of the Merger Agreement, would have been required to be disclosed under the Merger Agreement.

Conditions to the Merger. The Merger Agreement provides that the obligations of King, Parent and the Purchaser to complete the Merger are subject to the satisfaction at or prior to the Effective Time of the following: (i) the approval of the Merger Agreement by King’s shareholders, if required by applicable law, and if not required under applicable law, the passage of at least one month since the date a copy of the plan of merger was mailed to holders of the Shares, (ii) Parent or the Purchaser shall have accepted for payment and paid for the Shares pursuant to the Offer in accordance with the Merger Agreement and (iii) no Restraint and no law shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal.

Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Acceptance Time, as follows:

1.	by mutual written agreement of Parent and King;

2.	by either Parent or King:

•

upon written notice to the other party, if the Acceptance Time shall not have occurred on or prior to the close of banking business New York City Time on March 31, 2011 (or, if the only condition which has not been satisfied is the Regulatory Condition, then April 30, 2011); provided, however, that this right to terminate the Merger Agreement will not be available to a party whose breach of any provision of the Merger Agreement was the cause of, or resulted in, the failure of the Acceptance Time to occur on or before such date;

•

if any Restraint prohibiting the Offer and/or Merger shall be in effect and have become final and non-appealable; provided, however, that this right to terminate the Merger Agreement is not available to a party if the issuance of such final, non-appealable Restraint was primarily due to the failure of such party to perform in any material respect any of its obligations under the Merger Agreement;

•

if the Offer expires as a result of the non-satisfaction of any condition to the Offer or is terminated or withdrawn pursuant to its terms in accordance with the Merger Agreement without any Shares being purchased by Parent or the Purchaser, and King has not otherwise requested that Parent or the Purchaser extend the Offer in accordance with the Merger Agreement;

3.	by Parent if:

•

King (i) shall have breached any of the covenants or agreements contained in the Merger Agreement to be complied with by King, such that the condition described in subsection (e) of Section 15 – “Certain Conditions of the Offer” would not be satisfied (other than King’s obligations described in this Section under the heading – “No Solicitation Provisions”) or (ii) breaches any of its representations or warranties under the Merger Agreement such that the closing condition described in subsection (d) of Section 15 – “Certain Conditions of the Offer” would not be satisfied, and in the case of both (i) and (ii), such breach or condition is not curable or cured by March 31, 2011 (or, if the only condition which has not been satisfied is the Regulatory Condition, then April 30, 2011);

•

King (i) effects a Change in the Company Recommendation (other than with respect to an Intervening Event), (ii) approves, recommends, enters into or allows King or any subsidiary of King to enter into a Company Acquisition Agreement, (iii) fails to include the Board of Directors’ recommendation to holders of the Shares with respect to the Offer where required in its Schedule 14D-9 or (iv) King or its Board of Directors (or any committee thereof) shall publicly announce its intentions to take any such actions;

•

King fails (i) to reaffirm, within ten (10) business days following Parent’s request to do so, its recommendation following public announcement of an Acquisition Proposal, (ii) to recommend that King’s shareholders reject a third party tender or exchange offer within ten (10) business days after commencement of such offer or (iii) King or its board of directors (or any committee thereof) shall publicly announce its intentions to take any such actions;

•

since the date of the Merger Agreement there shall have occurred any event, occurrence, development or state of circumstances, change, fact or condition that, individually or in the aggregate, has had or would reasonably be expected to result in a Material Adverse Effect on King;

•	King breaches (other than in an immaterial respect) any of its obligations described in this Section under the heading – “No Solicitation Provisions”;

•	King effects a Change in the Company Recommendation as a result of the occurrence of an Intervening Event.

4.	by King if:

•

Parent (i) breaches its representations or warranties contained in the Merger Agreement or (ii) shall have failed to perform all obligations, covenants or agreements required to be performed by them under the Merger Agreement, and in each case such breach or failure to perform (A) is not curable or, if curable, is not cured by the Termination Date; provided that Parent shall use its reasonable best efforts to cure such breach as promptly as practicable, and (B) would reasonably be expected to prevent, materially impede or delay the Acceptance Time beyond March 31, 2011 (or, if the only condition which has not been satisfied is the Regulatory Condition, then April 30, 2011);

•	King’s Board of Directors determines to enter into a definitive Company Acquisition Agreement providing for a Superior Proposal.

As used in the Merger Agreement, “Material Adverse Effect” means any event, occurrence, development or state of circumstances, change, fact or condition that (i) prevents, materially impedes or materially delays the consummation of the Merger to a date following the Termination Date or (ii) is materially adverse to the financial condition, assets, liabilities, business or results of operations of King and its subsidiaries, taken as a whole; provided, however, that a Material Adverse Effect does not include effects, events, occurrences, developments or state of circumstances, changes, facts or conditions arising out of, relating to or resulting from:

(A) changes generally affecting the economy, financial or securities markets or political, legislative or regulatory conditions, to the extent such changes do not adversely affect King and its subsidiaries in a disproportionate manner relative to other participants in the pain-management specialty pharmaceutical industry or the animal health medicinal and nutritional products industry; (B) changes in the pain-management specialty pharmaceutical industry or the animal health medicinal and nutritional products industry, to the extent such changes do not adversely affect King and its subsidiaries in a disproportionate manner relative to other participants in such industries, respectively; (C) any change in law or the interpretation thereof, to the extent such changes do not adversely affect King and its subsidiaries in a disproportionate manner relative to other participants in the pain-management specialty pharmaceutical industry or the animal health medicinal and nutritional products industry, or any change in applicable accounting regulations or principles, including GAAP, or the interpretation thereof; (D) acts of war, armed hostility or terrorism; (E) any change directly attributable to the announcement of the Merger, including any litigation resulting therefrom, provided that this clause (E) does not apply for purposes of King’s representations and warranties relating to the absence of any conflicts with or consents required in connection with the Merger Agreement or the accuracy of such representations and warranties for purposes of the Offer conditions; (F) any failure by King to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period ending on or after the date of the Merger Agreement (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Material Adverse Effect); (G) any change in the price or trading volume of the Shares on the NYSE (it being understood that the facts and circumstances giving rise to such change may be deemed to constitute, and may be taken into account in determining whether there has been, a Material Adverse Effect); (H) compliance with the terms (including covenants) of, or taking of any action required by, the Merger Agreement, including any negative impact on relationships with employees of King or its subsidiaries or disruption in supplier, distributor, landlord, partner or similar relationships as a result thereof; and (I) the adverse consequences of Parent not granting King consent to take an action prohibited under the covenants described in this Section under the heading “Operating Covenants” if King requested such consent in accordance with the terms of the Merger Agreement.

Termination Fees.

1.	Tier I Termination Fee. The Merger Agreement contemplates that King will pay Parent a termination fee of $75,000,000 (“Tier I Termination Fee”) in the event the Merger Agreement is terminated, if:

•

Parent terminated the Merger Agreement because King (i) effected a Change in the Company Recommendation, (ii) approved, recommended, entered into or allowed King or any subsidiary of King to enter into a Company Acquisition Agreement or (iii) failed to include the Company Recommendation in its Schedule 14D-9 (or King publicly announced its intentions to take any such actions) and, in each case, if within the 30 calendar day period following the date of the Merger Agreement, King received a written Acquisition Proposal and King’s Board of Directors determined in good faith that such Acquisition Proposal constituted or could reasonably be expected to result in a Superior Proposal and such Acquisition Proposal constituted the basis for the action or inaction taken by King pursuant to which Parent terminated the Merger Agreement;

•

Parent terminated the Merger Agreement because King failed (i) to reaffirm the Company Recommendation, following Parent’s request to do so, within ten business days following public announcement of another Acquisition Proposal or (ii) to recommend that shareholders reject a third party tender offer or exchange offer within 10 business days after commencement of such offer, and in each case, if an exchange offer, tender offer or public proposal were made to King within 30 days after the date of the Merger Agreement and such tender offer, exchange offer or public proposal constituted the basis for the action or inaction taken by King pursuant to which Parent terminated the Merger Agreement and King entered into an agreement to engage in a transaction that constitutes an Acquisition Proposal or consummated an Acquisition Proposal within 12 months following termination;

•

King terminated the Merger Agreement in order to, and concurrently does, enter into an Company Acquisition Agreement for a Superior Proposal if within the 30 calendar day period following the date of the Merger Agreement, King received a written Acquisition Proposal and King’s Board of Directors determined in good faith that such Acquisition Proposal constituted or could reasonably be expected to result in a Superior Proposal and such Acquisition Proposal constituted the basis for the action or inaction taken by King pursuant to which King terminated the Merger Agreement.

2.	Tier II Termination Fee. The Merger Agreement contemplates that King will pay Parent a termination fee of $110,000,000 in the event the Merger Agreement is terminated, if:

•

Either Parent or King terminated the Merger Agreement because the Termination Date occurred and Parent or the Purchaser had not accepted and purchased tendered Shares pursuant to the Offer as of such date, but only if (i) an Acquisition Proposal had been publicly disclosed prior to termination and (ii) within 12 months after termination King entered into a Company Acquisition Agreement or consummates a transaction that constitutes an Acquisition Proposal;

•

Either Parent or King terminated the Merger Agreement because the Offer either expired as a result of the non-satisfaction of any of the Offer conditions or was terminated without any Shares being purchased by Parent (at any time during which the Minimum Condition has not been satisfied), but only if (i) King had not otherwise requested that Parent and the Purchaser extend the Offer in accordance with the terms of the Merger Agreement, (ii) an Acquisition Proposal had been publicly disclosed prior to termination and (iii) within 12 months after termination King or any subsidiary of King entered into a Company Acquisition Agreement or consummated a transaction that constitutes an Acquisition Proposal;

•

Parent terminated the Merger Agreement because King (i) (x) breached any covenant or agreement of King contained in the Merger Agreement such that the closing condition described in subsection (e) of Section 15 – “Certain Conditions of the Offer” below would not be satisfied or (y) breached any representation or warranty of King contained in the Merger Agreement such that the closing condition described in subsection (d) of Section 15 – “Certain Conditions of the Offer” below would not be satisfied, and in the case of both (x) and (y) such breach or condition was not curable or cured by March 31, 2011 (or, if the only condition which had not been satisfied was the Regulatory Condition, then April 30, 2011), (ii) an Acquisition Proposal had been publicly disclosed prior to termination and (iii) within 12 months after termination King or any subsidiary of King entered into a Company Acquisition Agreement or consummated a transaction that constitutes an Acquisition Proposal;

•

Parent terminated the Merger Agreement because King (i) effected a Change in the Company Recommendation, (ii) approved, recommended, entered into or allowed King or any subsidiary of King to enter into a Company Acquisition Agreement or (iii) failed to include the Company Recommendation in its Schedule 14D-9 (or King publicly announced its intentions to take any such actions), and in each case, the Tier I Termination Fee is not payable as described in the immediately preceding section;

•

Parent terminated the Merger Agreement because King failed (i) to reaffirm the Company Recommendation, following Parent’s request to do so, within 10 business days following public announcement of an Acquisition Proposal or (ii) to recommend that shareholders reject a third party tender offer or exchange offer within 10 business days after commencement of such offer, and in each case, (A) within 12 months after termination King entered into a Company Acquisition Agreement or consummated a transaction that constitutes an Acquisition Proposal and (B) the Tier I Termination Fee is not payable as described in the immediately preceding section;

•	Parent terminated the Merger Agreement because King breached (other than in an immaterial respect) any of its obligations described in this Section under the heading – “No Solicitation

Provisions”, but only if an Acquisition Proposal had been publicly disclosed prior to termination and within 12 months after termination King or any subsidiary of King entered into a Company Acquisition Agreement or consummated a transaction that constitutes an Acquisition Proposal.

•

King terminated the Merger Agreement in order to, and concurrently does, enter into a Company Acquisition Agreement for a Superior Proposal, and the Tier I Termination Fee is not payable as described in the immediately preceding section.

For the purposes of this Section 2, all references in the definition of Acquisition Proposal to “15%” will instead be deemed to refer to “50%”.

3.	The Merger Agreement contemplates that King will pay Parent a termination fee of $110,000,000 plus reimbursement of Parent’s expenses incurred with respect to the transaction up to $15,000,000, if:

•	Parent terminated the Merger Agreement because King effected a Change in the Company Recommendation as a result of the occurrence of an Intervening Event.

Amendment. The Merger Agreement may be amended or supplemented by written agreement of the parties at any time prior to the Effective Time; provided that, after King shareholder approval of the Merger Agreement, the Merger and the transactions has been obtained, no amendment may be made without further shareholder approval which, by law requires further approval by such shareholders.

Specific Enforcement. The parties have agreed that irreparable damage would occur for which monetary damages would not be an adequate remedy in the event that any of the provisions of the Merger Agreement are not performed in accordance with their specific terms or are otherwise breached. Therefore, the parties have agreed that, if for any reason Parent, the Purchaser or King has failed to perform its obligations under the Merger Agreement, then the party seeking to enforce the Merger Agreement against such nonperforming party under the Merger Agreement shall be entitled to specific performance and the issuance of injunctive and other equitable relief.

Other Agreements

Confidentiality Agreement. On July 9, 2010, Parent and King executed a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which Parent agreed, subject to certain exceptions and fallaways, to, among other things, keep confidential certain non-public information provided to Parent and its representatives by or on behalf of King for the purposes of evaluating a possible transaction between Parent and King, and to use such information only for purposes of evaluating a transaction with King. Parent also agreed to a standstill provision placing restrictions on, among other things, the ability of Parent and its controlled affiliates to acquire securities of King or to enter into, or propose to enter into, a merger or certain other combination or acquisition transactions involving King, except with King’s prior written consent. These restrictions on Parent automatically terminate under the Confidentiality Agreement if, among other things, King publicly proposes to enter into certain extraordinary transactions, or if a third party publicly makes a bona fide proposal to enter into such a transaction.

12. Purpose of the Offer; Plans for King.

Purpose of the Offer. The purpose of the Offer is for Parent, through the Purchaser, to acquire control of, and the entire equity interest in, King. The Offer, as the first step in the acquisition of King, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all of the outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, the Purchaser intends to consummate the Merger as promptly as practicable.

If you sell your Shares in the Offer, you will cease to have any equity interest in King or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in King. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of King.

Short-form Merger. The TBCA provides that if a parent company owns at least 90% of each class of outstanding voting shares of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other shareholders of the subsidiary. Accordingly, if as a result of the Offer, the Top-Up Option or the subsequent offering period, if any, the Purchaser directly or indirectly owns at least 90% of the Shares, Parent and the Purchaser expect to effect the Merger as a “short-form merger” pursuant to Section 48-21-105 of the TBCA. The short-form merger will not occur for at least one (1) month following the date that the Purchaser or Parent has (i) acquired more than 90% of the outstanding Shares and (ii) mailed a copy of the plan of merger to all shareholders of King. A copy of the Merger Agreement, which includes the plan of merger, is attached as Annex A hereto. Under such circumstances, neither the approval of any holder of Shares other than the Purchaser, nor of King’s Board of Directors, would be required. Furthermore, no dissenters’ rights would be available under Section 48-23-102 of the TBCA in connection with a short-form merger, unless the Shares are no longer listed on the NYSE on the date of the consummation of the short-form merger. See Section 17 – “Dissenters’ Rights.” Even if Parent and the Purchaser do not own 90% of the outstanding Shares following consummation of the Offer, Parent and the Purchaser could seek to purchase additional Shares in the open market, from King or otherwise in order to reach the 90% threshold and effect a short-form merger. The price per Share that may be paid for any Shares so acquired, other than Shares acquired pursuant to the Top-Up Option, may be greater or less than that paid in the Offer.

Plans for King. Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of King will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of King during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of King’s business, operations, capitalization and management with a view to optimizing development of King’s potential in conjunction with Parent’s existing business. This may include the integration of King’s business with Parent’s existing business through one or more internal corporate transactions or reorganizations that could involve an extraordinary transaction involving King or change in King’s corporate structure.

Except as set forth in this Offer to Purchase, the Purchaser and Parent have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving King or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of King or any of its subsidiaries, (iii) any material change in King’s capitalization or dividend policy, or (iv) any other material change in King’s corporate structure or business.

Assuming we purchase Shares pursuant to the Offer and subject to compliance with applicable law, at the Acceptance Time and from time to time thereafter, King shall, upon Parent’s request, cause the resignation of such number of directors as is necessary to enable the Parent Designees to be elected or designated to King’s Board of Directors. King also agreed to cause individuals designated by Parent to have the same proportionate representation on each committee of King’s Board of Directors and the board of directors and committees of King’s subsidiaries (to the extent applicable). The Merger Agreement also provides that in the event that the Parent Designees are elected or designated to King’s Board of Directors, then, until the Effective Time, King’s Board of Directors shall have at least three directors who are directors on the date of the Merger Agreement and independent directors for purposes of the continued listing requirements of the NYSE.

13. Certain Effects of the Offer.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NYSE. According to the published NYSE guidelines, the NYSE would consider delisting the Shares if, among other things, (a) the number of publicly held Shares falls below 600,000, (b) the total number of holders of Shares falls below 400 or (c) the total number of holders of Shares falls below 1,200 and the average monthly trading volume over the most recent 12 months is less than 100,000 Shares. Shares held by officers or directors of King or their immediate families, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered as being “publicly held” for this purpose. According to King, as of October 19, 2010, there were (i) 249,958,811 Shares issued and outstanding (inclusive of Shares of restricted stock issued pursuant to any King equity incentive plan) and (ii) 8,110,639 Shares, which were subject to issuance pursuant to the exercise of outstanding options. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NYSE for continued listing and such Shares are delisted from the NYSE, the market for the Shares could be adversely affected.

If the NYSE were to delist the Shares, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of shareholders and/or the aggregate market value of the publicly traded Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. The Purchaser can not predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of King to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by King to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to King, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with shareholders’ meetings and the related requirement of furnishing an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of King and persons holding “restricted securities” of King to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on the NYSE. We intend and will cause King to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Merger as the requirements for termination of registration are met.

14. Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, King will not, and will not allow its subsidiaries to, declare, set aside for payment or pay any dividend on, or make any other cash or stock distribution with respect to any outstanding shares of capital stock, voting securities or other equity interests of King.

15. Certain Conditions of the Offer.

For the purposes of this Section 15, capitalized terms used but not defined herein will have the meanings set forth in the Merger Agreement. Notwithstanding any other provisions of the Offer and in addition to the Purchaser’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable law, neither Parent nor the Purchaser shall be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any tendered Shares unless:

(a)	the Minimum Condition shall have been satisfied;

(b)	the Regulatory Condition shall have been satisfied;

(c)	there shall be no (i) temporary restraining order, preliminary or permanent injunction or other order issued by any governmental authority having authority over Parent, the Purchaser, King or any subsidiary of King that remains in effect, preventing the acquisition of or payment for Shares pursuant to the Offer, preventing consummation of the transactions contemplated by the Merger Agreement, or requiring divestiture of any or all of the Shares to be purchased pursuant to the Offer, the Merger or the other transactions contemplated by the Merger Agreement, or any portion of the business or assets of Parent or King or any of their respective subsidiaries that would, in the aggregate, result in the one (1) year loss of net sales revenues (as measured by net 2010 sales revenue) in excess of $40,000,000, in the aggregate, as a result of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, (ii) applicable law enacted or applicable to the Offer or the transactions contemplated by the Merger Agreement by a governmental authority having authority over Parent, the Purchaser or any subsidiary of King that makes the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the transactions contemplated by the Merger Agreement, illegal or (iii) pending, or threatened in writing, proceeding by any governmental authority having authority over Parent, the Purchaser, King or any subsidiary of King challenging or seeking to restrain or prohibit the acquisition of or payment for Shares pursuant to the Offer or the transactions contemplated by the Merger Agreement, or seeking the divestiture of any or all of the Shares to be purchased pursuant to the Offer, the Merger or the other transactions contemplated by the Merger Agreement, or any portion of the business or assets of Parent, King or any of their respective subsidiaries that would, in the aggregate, result in the one (1) year loss of net sales revenues (as measured by net 2010 sales revenue) in excess of $40,000,000, as a result of the Offer, the Merger or the other transactions contemplated by the Merger Agreement;

(d)	(i) each of the representations and warranties of the Company contained in Section 4.01 (Organization, Standing and Corporate Power), Section 4.02 (Corporate Authorization) and Section 4.10(i) (Absence of Changes) shall be true and correct in all respects as of the date of the Merger Agreement and as of the Acceptance Time as if made as of such date, (ii) the representations and warranties of the Company contained in Section 4.05 (Capitalization) shall be true and correct (other than in de minimis respects) as of the date of the Merger Agreement and as of the Acceptance Time as if made on such date (except for those representations and warranties which address matters only as of an earlier date which shall be true and correct as of such date) and (iii) each of the other representations and warranties of the Company contained in Article IV of the Merger Agreement shall be true and correct (without giving effect to any exception or qualification contained therein relating to materiality or a Material Adverse Effect on King as of the date of the Merger Agreement and as of the Acceptance Time, as if made as of such date (except for those representations and warranties which address matters only as of an earlier date which shall have been true and correct as of such earlier date), except in the case of this clause (iii), where the failure of such other representations and warranties to be true and correct, individually or in the aggregate, has not had, or would not be reasonably expected to have, a Material Adverse Effect on King;

(e)	King shall have performed or complied in all material respects with all agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Acceptance Time;

(f)	King shall have furnished Parent with a certificate dated as of the date of determination signed on its behalf by its Chief Executive Officer or Chief Financial Officer to the effect that the conditions set forth in items (d), (e) and (g) have been satisfied;

(g)	since the date of the Merger Agreement, there shall not have occurred any event, occurrence, development or state of circumstances, change, fact or condition that has had or would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on King; and

(h)	the Merger Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and the Purchaser, may be asserted by either Parent or the Purchaser, regardless of the circumstances giving rise to any such conditions and, except for the Minimum Condition, may be waived by Parent or the Purchaser in whole or in part at any time and from time to time, subject to the terms of the Agreement and applicable law. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

16. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by King with the SEC and other information concerning King, we are not aware of any governmental license or regulatory permit that appears to be material to King’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to King’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 – “Certain Conditions of the Offer.”

Shareholder Litigation. On October 13, 2010, a purported shareholder of King named L.A. Murphy filed a lawsuit in the Chancery Court of Sullivan County in the State of Tennessee against the members of King’s Board of Directors, King and Parent (the “Murphy Complaint”). Also on October 13, 2010, a purported shareholder of King named Robert J. Casey, II filed a lawsuit in the Circuit Court for Sullivan County, Tennessee, Second Judicial District against the members of King’s Board of Directors, King, Parent and the Purchaser (the “Casey Complaint”). On October 15, 2010, a purported shareholder of King named Joseph Leone filed a lawsuit in the United States District Court for the Eastern District of Tennessee against the members of King’s Board of Directors, King, Parent and the Purchaser (the “Leone Complaint”). On October 15, 2010, a purported shareholder of King named Louisiana Municipal Police Employees Retirement System filed a lawsuit in the Chancery Court of Sullivan County in the State of Tennessee against the members of King’s Board of Directors and King (the “LMPERS Complaint”). Also on October 15, 2010, a purported shareholder of King named Edward Combs filed a lawsuit in the Chancery Court of Sullivan County, Tennessee against the members of King’s board of directors, King, Parent and the Purchaser (the “Combs Complaint”, and together with the Murphy Complaint, the Casey Complaint, the Leone Complaint and the LMPERS Complaint, the “Complaints”). Each of the plaintiffs purports to sue on behalf of a class of other shareholders of King. Each Complaint alleges that the members of King’s Board of Directors breached their fiduciary duties to King’s shareholders in connection with the sale of King. The Murphy Complaint, Casey Complaint, the Leone Complaint and the Combs Complaint allege that Parent aided and abetted the purported breaches of fiduciary duties. The Casey Complaint, the Leone Complaint and the Combs Complaint each also allege that King and the Purchaser aided and abetted the purported breaches of fiduciary duties. The LMPERS Complaint alleges that King aided and abetted the purported breaches of fiduciary duties by King’s Board of Directors. Each Complaint seeks to enjoin the Offer, in addition to seeking other relief. With respect to each of the Complaints, Parent and the Purchaser believe that the plaintiff’s allegations lack merit and, if the plaintiff proceeds with the litigation, will contest them vigorously.

Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the United States Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent, as the parent entity of the Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If the 15th calendar day of the waiting period is not a business day, the waiting period is extended until the next business day. Parent expects to file Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on the date that the parties determine is most likely to result in the earliest possible expiration of the applicable waiting period requirements. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”), the waiting period with respect to the Offer and the Merger would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by court order or with Parent’s consent. In practice, complying with a Second Request can take a significant period of time. Although King is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither King’s failure to make those filings nor a request for additional documents and information issued to King from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The Merger will not require an additional filing under the HSR Act if the Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and/or the Antitrust Division will scrutinize the legality under the U.S. federal antitrust laws of the Purchaser’s proposed acquisition of King. At any time before or after the Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of the Purchaser, King, or any of their respective subsidiaries or affiliates or requiring other conduct relief. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. Although Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, the Purchaser may not be obligated to consummate the Offer or the Merger. See Section 15 – “Certain Conditions of the Offer.”

Other Foreign Competition Filings. King and Parent and certain of their respective subsidiaries conduct business in several foreign countries where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer. Pursuant to the Merger Agreement, Parent and King are analyzing the applicability of any such laws and currently intend to take such action as may be required or desirable.

State Takeover Laws. A number of states (including Tennessee, where King is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

King, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. King has represented and warranted to the Purchaser and Parent that King’s Board of Directors has duly taken all actions so that no anti-takeover statute or regulation (including the TBCA and the Tennessee Business Combination Act) will prohibit the execution, delivery or performance of or compliance with the Merger Agreement, the Offer, the Merger, the Top-Up Option or the other transactions contemplated by the Merger Agreement. The Tennessee Investor Protection Act does not apply to the proposed transaction because the Offer is made on substantially equal terms to all shareholders of King, such terms have been disclosed to such shareholders and King’s Board of Directors has recommended acceptance of the Offer to King’s shareholders. The Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer and nothing in this Offer to Purchase or any action taken in connection with the Offer is intended as a waiver of such right.

Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 – “Certain Conditions of the Offer.”

17. Dissenters’ Rights.

No dissenters’ rights are available under Section 48-23-102 of the TBCA in connection with the Offer. Shareholders who sell Shares in the Offer will not be entitled to exercise dissenters’ rights with respect thereto, but, rather, will receive the Offer Price.

Furthermore, no dissenters’ rights are available under Section 48-23-102 of the TBCA in connection with the Merger, unless the Shares are no longer listed on the NYSE on the date of the consummation of the Merger. If the Shares are delisted from the NYSE prior to the date of the consummation of the Merger such that holders of Shares are entitled to dissenters’ rights in connection with the Merger, such holders will receive additional information concerning dissenters’ rights and the procedures to be followed in connection therewith before they have to take any action relating thereto.

18. Fees and Expenses.

J.P. Morgan Securities LLC (“J.P. Morgan”) is acting as Dealer Manager in connection with the Offer and has provided certain financial advisory services to Parent in connection with the proposed acquisition of King, for which services J.P. Morgan will receive customary compensation. J.P. Morgan will be reimbursed for its reasonable fees and expenses, including the reasonable fees and disbursements of J.P. Morgan’s counsel, incurred in connection with J.P. Morgan’s engagement, and will be indemnified, along with certain related parties, against specified liabilities, including liabilities under the federal securities laws. In the ordinary course of business, J.P. Morgan and its respective affiliates may actively trade or hold securities or loans of Parent and

King for their own accounts or for the accounts of customers and, accordingly, J.P. Morgan and/or its respective affiliates may at any time hold long or short positions in these securities or loans.

The Purchaser has retained Morrow & Co., LLC to be the Information Agent and American Stock Transfer & Trust Company, LLC to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

19. Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or the Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Parent, the Purchaser, the Depositary, the Dealer Manager or the Information Agent for the purpose of the Offer.

Parent and the Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, King has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of King’s Board of Directors with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 – “Certain Information Concerning King” above.

Parker Tennessee Corp.

October 22, 2010

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER AND PARENT

1.	DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER.

The name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of the Purchaser are set forth below. The business address and phone number of each such director and executive officer is c/o Pfizer Inc., 235 East 42nd Street, New York, New York 10017, 1-212-733-2323. Unless otherwise indicated, each director and executive officer is a citizen of the United States of America.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

Douglas E. Giordano Chairman of the Board, President and Treasurer	Senior Vice President, Worldwide Business Development, Pfizer Inc. since June 2010; Vice President, Worldwide Business Development, Pfizer Inc. from April 2007 to June 2010; Vice President, US Planning and Business Development, Pfizer Inc., from July 2005 to March 2007; Senior Director/Team Leader, US Planning and Business Development, Pfizer Inc., from January 2003 to June 2005; Director/Team Leader, US Planning and Business Development, Pfizer Inc., from January 2000 to December 2002.

David Reid Director, Vice President	Senior Vice President and Managing Director, Pfizer Inc.’s Legal Division. Mr. Reid has lead the Licensing, Mergers and Acquisitions and Antitrust practice group in Pfizer’s Legal Division since 2003 and oversees a number of other functions. Prior to joining Pfizer in 1997, he was a partner at the law firm of Allen & Overy. Mr. Reid is a citizen of the United Kingdom.

Bryan Supran Director, Secretary and Vice President	Vice President and Associate General Counsel, Pfizer Inc.’s Legal Division since October 2009. Mr. Supran previously served as Vice President and Associate General Counsel, Wyeth, from 2004 to 2009. Prior to joining Wyeth, he practiced at Ropes & Gray LLP in Boston and New York.

Matthew Lepore Vice President	Vice President and Chief Counsel of Pfizer’s Corporate Governance Department since December 2008. Prior to joining Pfizer, Mr. Lepore was a Partner with DLA Piper US LLP in Washington, DC, from 2006 to 2008 and served as Trial Attorney for the U.S. Department of Justice, Civil Division, Federal Programs Branch in Washington, DC, from 2003 to 2006.

2.	DIRECTORS AND EXECUTIVE OFFICERS OF PARENT.

The name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Parent are set forth below. The business address and phone number of each such director and executive officer is c/o Pfizer Inc., 235 East 42nd Street, New York, New York 10017, 1-212-733-2323. Unless otherwise indicated, each director and executive officer is a citizen of the United States of America.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

Dennis A. Ausiello Independent Director	Jackson Professor of Clinical Medicine at Harvard Medical School and Chief of Medicine at Massachusetts General Hospital since 1996. President of the Association of American Physicians in 2006. Member of the Institute of Medicine and a Fellow of the American Academy of Arts and Sciences. Director of TARIS BioMedical, Inc. Director of Parent since December 2006. Member of Parent’s Audit Committee, Corporate Governance Committee and Science and Technology Committee.

1

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

Michael S. Brown Independent Director	Distinguished Chair in Biomedical Sciences since 1989 and Regental Professor since 1985 at the University of Texas Southwestern Medical Center at Dallas. Co-recipient of the Nobel Prize in Physiology or Medicine in 1985 for discoveries concerning the regulation of cholesterol metabolism. Recipient of the Lasker Award in 1985, the National Medal of Science in 1988, and the Woodrow Wilson Award for Public Service in 2005. Member of the National Academy of Sciences, the Institute of Medicine, the American Association of Arts and Sciences, the American Philosophical Society and a Foreign Member of the Royal Society (London). Director of Regeneron Pharmaceuticals, Inc. Director of Parent since 1996. Chair of Parent’s Science and Technology Committee and member of Parent’s Corporate Governance Committee.

M. Anthony Burns Independent Director	Chairman Emeritus since 2002, Chairman of the Board from 1985 to 2002, Chief Executive Officer from 1983 to 2000, and President from 1979 to 1999 of Ryder System, Inc., a provider of transportation and logistics services. Director of The Black & Decker Corporation (and Stanley Black & Decker, Inc.) from 2001 until 2010. Currently, Director of J.C. Penney Company, Inc. Life Trustee of the University of Miami. Director of Parent since 1988. Member of Parent’s Audit Committee, Corporate Governance Committee and Executive Committee.

Robert N. Burt Independent Director	Retired Chairman and Chief Executive Officer of FMC Corporation, a chemicals manufacturer, and FMC Technologies Inc., a machinery manufacturer, having served in those and other executive capacities from 1991 to 2002. Director of Phelps Dodge Corporation from 1993 until 2006 and of Janus Capital Group Inc. from 2003 until 2005. Life Trustee of the Rehabilitation Institute of Chicago and the Chicago Symphony Orchestra. Director of Parent since 2000. Member of Parent’s Compensation Committee and Science and Technology Committee.

W. Don Cornwell Independent Director	Chairman of the Board and Chief Executive Officer of Granite Broadcasting Corporation from 1988 until his retirement in August 2009 and Vice Chairman until December 2009. Granite Broadcasting Corporation filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code in December 2006 and emerged from its restructuring in June 2007. Currently Director of Avon Products, Inc. and the Wallace Foundation. Director of CVS Caremark Corporation from 1994 until 2007 and the M.S. Hershey School and Trust from 1995 until 2002. Trustee of Big Brothers/Sisters of New York. Director of Parent since 1997. Chair of Parent’s Audit Committee and member of Parent’s Compensation Committee.

Frances D. Fergusson Independent Director	President Emeritus of Vassar College since 2006 and President from 1986 to 2006. Served on the Mayo Clinic Board for 14 years, the last four years as its Chairman, and as President of the Board of Overseers of Harvard University from 2007 through 2008. Director of HSBC Bank USA from 1990 through 2008 and Director of Wyeth from 2005 until October 2009. Currently Director of Mattel, Inc. Director of Parent since October 2009. Member of Parent’s Compensation Committee and Science and Technology Committee.

2

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

William H. Gray III Independent Director	Co-Chairman of GrayLoeffler, LLC (formerly the Amani Group), a business advisory and consulting firm. Chairman of the Amani Group from 2004 through September 2009. Pastor Emeritus of the Bright Hope Baptist Church in Philadelphia since 2005. President and Chief Executive Officer of The College Fund/UNCF (Educational Assistance) from 1991 to 2004. U.S. Congressman from the Second District of Pennsylvania from 1979 to 1991, including service at various times as Budget Committee Chair and House Majority Whip. Director of Visteon Corporation from 2000 until January 2010. Currently Director of Dell Inc., J. P. Morgan Chase & Co. and Prudential Financial, Inc. Director of Parent since 2000. Chair of Parent’s Corporate Governance Committee and a member of Parent’s Science and Technology Committee.

Constance J. Horner Independent Director	Guest Scholar from 1993 until 2005 at The Brookings Institution, an organization devoted to nonpartisan research, education and publication in economics, government, foreign policy and the social sciences. Commissioner of the U.S. Commission on Civil Rights from 1993 to 1998. Served at the White House as Assistant to President George H. W. Bush and as Director of Presidential Personnel from 1991 to 1993. Deputy Secretary, U.S. Department of Health and Human Services, from 1989 to 1991. Director of the U.S. Office of Personnel Management from 1985 to 1989. Director of Ingersoll-Rand Company Limited and Prudential Financial, Inc.; Fellow, National Academy of Public Administration; and Member of the Board of Trustees of the Prudential Foundation. Director of Parent since 1993 and Lead Independent Director since 2007. Member of Parent’s Corporate Governance Committee and Parent’s Executive Committee.

James M. Kilts Independent Director	Founding Partner, Centerview Partners Management, LLC, a private equity and financial advisory firm, since 2006. Vice Chairman, The Procter & Gamble Company, from 2005 to 2006. Chairman and Chief Executive Officer, The Gillette Company, from 2001 to 2005 and President, The Gillette Company, from 2003 to 2005. President and Chief Executive Officer, Nabisco Group Holdings Corporation, from 1998 until its acquisition in 2000. Director of New York Times Company from 2005 until 2008; Procter & Gamble Company from 2005 until 2006; and Whirlpool Corporation from 1999 until 2005. Currently Chairman of The Nielsen Company Supervisory Board, Director of Meadwestvaco Corporation and MetLife, Inc. and Trustee of Knox College and the University of Chicago, and a member of the Board of Overseers of Weill Cornell Medical College. Director of Parent since 2007. Member of Parent’s Compensation Committee and Science and Technology Committee.

Jeffrey B. Kindler Chief Executive Officer, Chairman of the Board	Chief Executive Officer since July 2006 and Chairman of the Board since December 2006. Vice Chairman and General Counsel from 2005 to 2006, Executive Vice President and General Counsel from 2004 to 2005, and Senior Vice President and General Counsel from 2002 to 2004. Chairman of Boston Market Corporation from 2000 to 2001, and President of Partner Brands during 2001, both companies owned by McDonald’s Corporation. Director of the Federal Reserve Bank of New York and member of the Boards of Trustees of Ronald McDonald House Charities and Tufts University. Chairman of Pharmaceutical Research and Manufacturers of America (PhRMA), Parent’s industry organization, beginning in March 2010. Chair of Parent’s Board’s Executive Committee and a member of Parent’s Executive Leadership Team.

3

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

George A. Lorch Independent Director	Chairman Emeritus of Armstrong Holdings, Inc., a global manufacturer of flooring and ceiling materials, since 2000, having served as Chairman and Chief Executive Officer and in other executive capacities with Armstrong Holdings, Inc. and its predecessor, Armstrong World Industries, Inc., from 1993 to 2000. In 2000, Armstrong World Industries, Inc. filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code. Director of Autoliv, Inc., Masonite International, Inc. and The Williams Companies, Inc. and also a Director of HSBC Finance Co. and HSBC North America Holding Company, non-public, wholly owned subsidiaries of HSBC LLC. Director of Parent since 2000. Member of Parent’s Compensation Committee and Science and Technology Committee.

John P. Mascotte Independent Director	Retired President and Chief Executive Officer of Blue Cross and Blue Shield of Kansas City, Inc., a position he held from 1997 through 2001. Former Chairman of Johnson & Higgins of Missouri, Inc. and former Chairman and Chief Executive Officer of The Continental Corporation. Served on the boards of The New York Public Library, Lincoln Center and The Aspen Institute and as Chairman of The Local Initiative Support Corporation, The Aspen Community Foundation and Common Cents. Director of Crown Media Holdings, Inc. from 2000 until 2006, LabOne, Inc. from 2002 until 2005, and Wyeth from 1995 until October 2009. Director of Parent since October 2009. Member of Parent’s Corporate Governance Committee and Science and Technology Committee.

Suzanne Nora Johnson Independent Director	Retired Vice Chairman, Goldman Sachs Group, Inc., since 2007. During her 21-year tenure with Goldman Sachs, served in various leadership roles, including Chair of the Global Markets Institute, Head of Global Research, and Head of Global Health Care. Director of American International Group, Inc., Intuit and VISA. Board member of the American Red Cross, The Brookings Institution, the Carnegie Institution of Washington and the University of Southern California. Director of Parent since September 2007. Member of Parent’s Audit Committee, Compensation Committee and Science and Technology Committee.

Stephen W. Sanger Independent Director	Chairman of General Mills, Inc., a packaged food producer and distributor, from 1995 until his retirement in 2008 and its Chief Executive Officer from 1995 to 2007. Director of General Mills, Inc. from 1992 until 2008. Currently Director of Target Corporation and Wells Fargo & Company. Director of Parent since February 2009. Member of Parent’s Audit Committee and Corporate Governance Committee.

William C. Steere, Jr. Director	Chairman Emeritus of Pfizer Inc. since 2001. Chairman of Parent’s Board from 1992 to 2001 and Chief Executive Officer of Parent from 1991 to 2000. Director of Dow Jones & Company, Inc. from 1997 to 2007 and MetLife, Inc. from 1999 to 2010. Currently Director of Health Management Associates, Inc.; Director of the New York University Medical Center and the New York Botanical Garden; and Member of the Board of Overseers of Memorial Sloan-Kettering Cancer Center. Director of Parent since 1987 and a member of Parent’s Science and Technology Committee.

4

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

Frank A. D’Amelio Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer since September 2007. Previously, he was Senior Executive Vice President of Integration and Chief Administrative Officer of Alcatel-Lucent from November 2006 until August 2007. Mr. D’Amelio was the Chief Operating Officer of Lucent Technologies from January 2006 until November 2006 and from May 2001 until January 2006, he was Executive Vice President, Administration, and Chief Financial Officer of Lucent Technologies. He is a Director of Humana, Inc., the Independent College Fund of New Jersey and the JP Morgan Chase National Advisory Board.

Mikael Dolsten Senior Vice President; President, Pfizer Worldwide Research and Development	Senior Vice President; President of Pfizer Worldwide Research and Development since May 2010. Previously, he was Senior Vice President; President of Pfizer BioTherapeutics Research & Development Group from October 2009 until May 2010 and Senior Vice President of Wyeth and President, Wyeth Research from June 2008 until October 2009. He was a Private Equity Partner at Orbimed Advisors, LLC from January 2008 until June 2008. Dr. Dolsten was Global Head, Corporate Division Pharma Research and Discovery, of Boehringer Ingelheim Corporation from 2003 to 2007. Mr. Dolsten is a citizen of Sweden.

Douglas M. Lankler Senior Vice President and Chief Compliance Officer	Senior Vice President and Chief Compliance Officer since April 1, 2010. Previously, he was the Chief Compliance Officer from 2006 until April 2010. Mr. Lankler has held various positions of increasing responsibility within Pfizer’s Legal Division.

Freda C. Lewis-Hall Senior Vice President-Chief Medical Officer	Senior Vice President-Chief Medical Officer since May 2009. Previously she was Chief Medical Officer and Executive Vice President, Medicines Development at Vertex Pharmaceuticals from June 2008 until May 2009. Dr. Lewis-Hall was Senior Vice President, U.S. Pharmaceuticals, Medical Affairs for Bristol-Myers Squibb Company from 2003 until May 2008. Dr. Lewis-Hall is a Board member of the Patient-Centered Outcomes Research Institute.

Mary McLeod Senior Vice President-Worldwide Human Resources	Senior Vice President-Worldwide Human Resources since April 2007. She served in this role on an interim basis from January to April 2007 while she was a consultant at Korn Consulting Group. Prior to that, she led Human Resources for Symbol Technologies from 2005 to 2006 and was the head of Human Resources for Charles Schwab & Co., Inc. from 2001 to 2004. From 1999 to 2001, she was Vice President-Human Resources for Cisco Systems. She is a Director of Belden Inc.

Kristin C. Peck Senior Vice President, Worldwide Business Development, Strategy and Innovation	Senior Vice President, Worldwide Business Development, Strategy and Innovation since April 2010. Previously, she served as Senior Vice President, Worldwide Strategy and Innovation from 2008 until April 2010, Vice President, Strategic Planning, from 2007 to 2008, Chief of Staff to the Vice Chairman from 2006 to 2007 and Senior Director, Strategic Planning from 2004 to 2006. Prior to joining Pfizer in 2004, Ms. Peck was a principal with the Boston Consulting Group.

Ian C. Read Senior Vice President; Group President, Pfizer Worldwide Biopharmaceutical Businesses	Senior Vice President; Group President, Pfizer Worldwide Biopharmaceutical Businesses since October 2009. Previously, he was President Worldwide Pharmaceutical Operations from August 2006 until October 2009. Mr. Read has held various positions of increasing responsibility in pharmaceutical operations. He previously served as Area President for the Europe, Canada, Africa and Middle East and Latin America regions and Senior Vice President of the Pfizer Pharmaceuticals Group. Mr. Read was elected a Vice President of Pfizer Inc. in April 2001. He is a Director of Kimberly-Clark Corporation.

5

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

Cavan M. Redmond Senior Vice President; Group President, Pfizer Diversified Businesses	Senior Vice President; Group President, Pfizer Diversified Businesses since October 2009. Previously, he was President, Wyeth Consumer Healthcare from December 2007 until October 2009. He was Executive Vice President and General Manager, BioPharma, Wyeth Pharmaceuticals from 2003 until December 2007.

Natale S. Ricciardi Senior Vice President; President-Pfizer Global Manufacturing	Senior Vice President; President-Pfizer Global Manufacturing since October 2004. He held a number of positions of increasing responsibility in manufacturing before being named U.S. Area Vice President/Team Leader for Pfizer Global Manufacturing in 1999. He is a Director of Mediacom Communications Corp.

Amy W. Schulman Senior Vice President and General Counsel	Senior Vice President and General Counsel since June 2008. In July 2008, she was elected Corporate Secretary. Ms. Schulman was a partner at the law firm of DLA Piper from 1997 until joining Pfizer.

Sally Susman Senior Vice President, Policy, External Affairs and Communications	Senior Vice President, Policy, External Affairs and Communications since December 2009. Previously, she was Senior Vice President and Chief Communications Officer from February 2008 to December 2009. Prior to joining Pfizer, Ms. Susman held senior level positions at The Estee Lauder Companies, including Executive Vice President from December 2004 to January 2008 and Senior Vice President – Global Communications from September 2000 through November 2004.

6

ANNEX A

AGREEMENT AND PLAN OF MERGER

dated as of

October 11, 2010

among

PFIZER INC.

KING PHARMACEUTICALS, INC.

and

PARKER TENNESSEE CORP.

ARTICLE II

THE MERGER

ARTICLE III

EXCHANGE OF SHARES

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT

ARTICLE VI

COVENANTS

ARTICLE VII

CONDITIONS PRECEDENT TO THE MERGER

Section 7.01	Conditions to Each Party’s Obligation to Effect the Merger	A-54

ARTICLE VIII

TERMINATION

ARTICLE IX

MISCELLANEOUS

ARTICLE X

DEFINITIONS

Section 10.01	Certain Definitions	A-61
Section 10.02	Other Definitional and Interpretative Provisions	A-68

ANNEX A	CONDITIONS TO THE OFFER	Exh A-1

INDEX OF DEFINED TERMS

Acceptable Confidentiality Agreement	A-78
Acceptance Time	A-11
Acquisition Proposal	A-78
Action	A-33
Affiliate	A-79
Agreement	A-10
Articles of Merger	A-17
Bankruptcy and Equity Exception	A-24
Business Day	A-79
Canceled Restricted Awards	A-19
Capitalization Date	A-26
Change in the Company Recommendation	A-60
Closing	A-17
Code	A-79
Collective Bargaining Agreements	A-44
Common Stock Certificates	A-21
Company	A-10
Company Acquisition Agreement	A-79
Company Board Recommendation	A-25
Company Capital Stock	A-79
Company Charter	A-79
Company Charter Documents	A-24
Company Common Stock	A-79
Company Compensatory Award	A-79
Company Convertible Notes	A-79
Company Disclosure Schedule	A-79
Company Financial Advisor	A-49
Company Financial Statements	A-79
Company Intellectual Property	A-79
Company Material Adverse Effect	A-79
Company Patents, Trademarks, and Copyrights	A-37
Company Permits	A-46
Company Plans	A-41
Company Preferred Stock	A-80
Company Products	A-80
Company PSU	A-80
Company Regulatory Agency	A-46
Company Restricted Stock Award	A-81
Company RSU	A-81
Company SEC Documents	A-23
Company Securities	A-53
Company Shareholder Approval	A-24
Company Shareholders	A-10
Company Shareholders Meeting	A-58
Company Stock Option	A-81
Company Stock Plan	A-81
Confidentiality Agreement	A-81
Continuation Period	A-65
Continuing Directors	A-16

Contract	A-81
Copyrights	A-84
Covered Employees	A-65
Credit Agreement	A-81
DEA	A-46
Director Appointment Date	A-16
EDGAR	A-23
Effective Time	A-18
Environmental Claim	A-81
Environmental Laws	A-81
Environmental Liability	A-82
Equity Interest	A-82
ERISA	A-82
ERISA Affiliate	A-82
Exchange Act	A-82
Exchange Agent	A-21
Exchange Fund	A-21
Excluded Shares	A-18
Expenses	A-82
Expiration Date	A-12
FASB	A-40
FDA	A-46
FDCA	A-46
FIN 48	A-40
Foreign Government	A-82
Foreign Official	A-82
Foreign Plan	A-43
GAAP	A-83
Governmental Authority	A-83
Hazardous Materials	A-83
Health Care Laws	A-48
HSR Act	A-83
Indebtedness	A-83
Indenture	A-79
Initial Expiration Date	A-12
Inquiry	A-59
Insurance Policies	A-49
Intellectual Property	A-84
Intervening Event	A-84
IP Governmental Authority	A-84
ISRA	A-45
IT Assets	A-38
knowing and willful	A-84
Knowledge	A-84
Known	A-84
Law	A-84
Leased Real Property	A-34
Lien	A-84
Material Contracts.	A-33
Merger	A-10
Merger Consideration	A-18

Merger Sub	A-10
Minimum Condition	A-89
NYSE	A-85
OFAC	A-50
Offer	A-10
Offer Documents	A-11
Offer Price	A-10
Order	A-85
Ordinary Course Agreements	A-85
Owned Real Property	A-34
Parent	A-10
Parent Disclosure Letter	A-50
Parent Employee Benefit Plan	A-66
Parent Financial Advisor	A-52
Parent Material Adverse Affect	A-85
Parent Stock	A-85
Patents	A-84
Permits	A-31
Permitted Liens	A-85
Person	A-85
PHSA	A-46
Proxy Statement	A-57
Real Property Lease	A-34
Real Property.	A-34
Recommendation Change Notice	A-61
Regulatory Condition	A-89
Release	A-86
Representatives	A-58
Represented Employee	A-66
Restraints	A-70
Safety Notices	A-47
Sarbanes-Oxley Act	A-86
Schedule 14D-9	A-13
SEC	A-86
Securities Act	A-86
Short Form Threshold	A-14
Subsequent Offering Period	A-13
Subsidiary	A-86
Superior Proposal	A-86
Surviving Corporation	A-17
Tax Return	A-86
Taxes	A-86
TBCA	A-10
Tender Offer Conditions	A-11
Termination Date	A-12
Termination Fee	A-73
Third Party	A-87
Third Party Intellectual Property	A-87
Tier I Termination Fee	A-72
Tier II Termination Fee	A-73
Top-Up Option	A-14

Top-Up Option Shares	A-14
Trade Secrets	A-84
Trademarks	A-84
Transactions	A-87
Treasury Regulations	A-87
Uncertificated Shares	A-21

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of October 11, 2010 among Pfizer Inc., a Delaware corporation (“Parent”), King Pharmaceuticals, Inc., a Tennessee corporation (the “Company”), and Parker Tennessee Corp., a Tennessee corporation and a subsidiary of Parent owned directly by Parent and/or indirectly by Parent through one or more of its wholly-owned subsidiaries (“Merger Sub”).

W I T N E S S E T H:

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, Merger Sub shall commence a cash tender offer (such tender offer, as it may be extended, amended and supplemented from time to time as permitted by this Agreement, the “Offer”) to purchase all of the issued and outstanding shares of Company Common Stock, at a price per share equal to $14.25, net to the seller in cash (such amount or any greater amount per share paid pursuant to the Offer, the “Offer Price”);

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, following the consummation of the Offer, Merger Sub shall merge with and into the Company with the Company surviving as a direct or indirect wholly-owned Subsidiary of Parent (the “Merger”), pursuant to which each outstanding share of Company Common Stock shall be converted into the right to receive the Offer Price, except for shares of Company Common Stock to be canceled pursuant to Section 2.08(b);

WHEREAS, the Board of Directors of the Company has authorized and adopted this Agreement and resolved that the Transactions, including the consummation of the Offer and the Merger, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the Tennessee Business Corporation Act (the “TBCA”), are advisable, fair to and in the best interests of the Company and the Company Shareholders;

WHEREAS, the Board of Directors of Parent has authorized the consummation of the Transactions;

WHEREAS, the Board of Directors of Merger Sub has authorized and adopted this Agreement and resolved that the Transactions, including the consummation of the Offer and the Merger, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the TBCA, are advisable and in the best interests of Merger Sub and its shareholders; and

WHEREAS, the Board of Directors of the Company, as of the date hereof, has resolved to recommend that the holders of Company Common Stock (the “Company Shareholders”) accept the Offer, tender their shares of Company Common Stock in the Offer, and, to the extent required by applicable Law, approve the Merger and this Agreement, in each case, upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

THE OFFER

Section 1.01 The Offer.

(a) Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Section 8.01, as promptly as practicable (but in no event later than ten Business Days) after the date hereof, Merger Sub shall, and Parent shall cause Merger Sub to, commence (within the meaning of Rule 14d-2 under the Exchange Act), the Offer at the Offer Price, provided, however, that Parent and Merger Sub shall not be deemed to be in breach of this Section 1.01(a) if the Company fails to comply with its obligations under Section 1.02.

(b) Conditions of Offer. The obligations of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment and pay for any shares of Company Common Stock pursuant to the Offer is subject to the terms and the satisfaction or waiver (as provided in Section 1.01(c) below) of the conditions set forth in Annex A (the “Tender Offer Conditions”). On the terms and conditions of the Offer and this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, accept and pay for all shares of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after the expiration date of the Offer and in compliance with applicable Law (the date and time of acceptance for payment, the “Acceptance Time”). Parent shall provide, or cause to be provided, to Merger Sub on a timely basis funds necessary to purchase and pay for any and all shares of Company Common Stock that Merger Sub becomes obligated to accept for payment and purchase pursuant to the Offer.

(c) Parent and Merger Sub expressly reserve the right to waive any of the Tender Offer Conditions, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided that, without the prior written consent of the Company, Parent and Merger Sub shall not: (i) decrease the Offer Price or change the form of consideration payable in the Offer; (ii) decrease the number of shares of Company Common Stock subject to or sought to be purchased in the Offer; (iii) impose conditions on the Offer in addition to the Tender Offer Conditions or amend any condition in a manner adverse to the holders of shares of Company Common Stock; (iv) waive or amend the Minimum Condition; (v) amend any other term of the Offer in a manner that is materially adverse to the Company Shareholders; or (vi) extend or otherwise change the Expiration Date except as required or permitted by Section 1.01(e).

(d) Schedule TO; Offer Documents. On the date the Offer is commenced, Merger Sub shall, and Parent shall cause Merger Sub to, file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer, which Tender Offer Statement shall include an offer to purchase, letter of transmittal, summary advertisement and other required ancillary offer documents (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the “Offer Documents”) and cause the Offer Documents to be disseminated to the Company Shareholders in accordance with the applicable requirements of the Exchange Act. Subject to Section 6.03, the Company hereby consents to the inclusion in the Offer Documents of the Company Board Recommendation. Merger Sub shall, and Parent shall cause Merger Sub to, cause the Offer Documents to comply as to form in all material respects with the requirements of the applicable Laws. The Company shall promptly furnish to Parent and Merger Sub all information concerning the Company required by the Exchange Act to be set forth in the Offer Documents. The Company, Parent and Merger Sub each agree promptly to correct any information provided by it for use in the Offer Documents if and to the extent that it shall have become false or misleading in any material respect, and Parent and Merger Sub further agree to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and disseminated to the Company Shareholders, in each case as and to the extent required by applicable Law. The Company and its counsel shall be given a reasonable opportunity to review and comment on the Offer Documents sufficiently in advance of its filing with the SEC (including any amendments or supplements thereto), and Parent and Merger Sub shall give reasonable and good faith consideration to any comments made by the Company and its counsel. Parent and Merger Sub shall provide the Company and its counsel with (i) any comments or other communications, whether written or oral, that Parent, Merger Sub or their counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of Parent and Merger Sub to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given). The Parent and Merger Sub shall use reasonable efforts to respond promptly to any such comments.

(e) Expiration of the Offer. Subject to the terms and conditions set forth in the Offer Documents, the Offer shall remain open until midnight, New York City time, at the end of the twentieth (20th) business day (for purposes of this Section 1.01(e) calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) after the date that the Offer is commenced (the “Initial Expiration Date”) or, if the period of time for which the Offer is open shall have been extended pursuant to, and in accordance with, this Section 1.01(e) or as may be required by applicable Law, the time and date to which the Offer has been so extended (the Initial Expiration Date or such later time and date to which the Offer has been extended in accordance with this Section 1.01(e), the “Expiration Date”). Notwithstanding the foregoing, (i) if, on the Expiration Date, any of the Tender Offer Conditions are not satisfied or waived, Merger Sub may extend the Offer for successive extension periods of not more than five (5) business days (or for such longer period as the parties may agree) each in order to permit the satisfaction of the conditions to the Offer, (ii) if, on the Expiration Date, any of the Tender Offer Conditions are not satisfied or waived and there has not been a Change in the Company Recommendation then, to the extent requested in writing by the Company no less than one (1) business day prior to the Expiration Date, Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer for up to five (5) business days (or such longer period as the parties may agree) per extension until such condition(s) has been satisfied or waived; provided, that Merger Sub shall not be required to extend the Offer beyond March 31, 2011 (the “Termination Date”);

provided, further, that if the only Tender Offer Condition which has not been satisfied as of the Termination Date is the Regulatory Condition, the Termination Date shall be April 30, 2011, and (iii) Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or necessary to resolve any comments of the SEC or its staff applicable to the Offer or the Offer Documents. Nothing in this Section 1.01(e) shall be deemed to impair, limit or otherwise restrict in any manner the right of Parent or Merger Sub to terminate this Agreement pursuant to Section 8.01 hereof. If the Offer is terminated or withdrawn by Merger Sub, or this Agreement is terminated in accordance with Section 8.01, prior to the acceptance for payment of shares of Company Common Stock tendered in the Offer, Merger Sub shall, and Parent shall cause Merger Sub to, promptly return, and shall cause any depository acting on behalf of Merger Sub to return, all tendered Company Common Stock to the registered holders thereof.

(f) Subsequent Offering Period. If necessary to obtain sufficient shares of Company Common Stock to reach the Short Form Threshold (without regard to shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee and without regard to the Top-Up Option), Merger Sub may, in its sole discretion, provide for a subsequent offering period (and one or more extensions thereof) after the Acceptance Time in accordance with Rule 14d-11 under the Exchange Act (each a “Subsequent Offering Period”). Subject to the terms and conditions of this Agreement and the Offer, the Merger Sub shall, and Parent shall cause Merger Sub to, immediately accept for payment, and pay for, all shares of Company Common Stock that are validly tendered pursuant to the Offer during such Subsequent Offering Period. The Offer Documents shall provide for the possibility of a Subsequent Offering Period in a manner consistent with the terms of this Section  1.01(f).

Section 1.02 Company Action. (a) On or as promptly as practicable after the date the Offer Documents are filed with the SEC, the Company shall file with the SEC, a Solicitation/Recommendation Statement on Schedule 14D-9 pertaining to the Offer (together with any amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 6.03, contains the Company Board Recommendation and shall promptly mail the Schedule 14D-9 to the Company Shareholders together with the Offer Documents as required by Rule 14d-9 under the Exchange Act. The Company shall cause the Schedule 14D-9 to comply as to form in all material respects with the requirements of the applicable Laws. Parent and Merger Sub shall as promptly as reasonably practicable furnish to the Company all information concerning Parent and Merger Sub that is required or reasonably requested by the Company for inclusion in the Schedule 14D-9. The Company, Parent and Merger Sub each agree promptly to correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to the Company Shareholders, in each case as and to the extent required by applicable Law.

(b) Except in connection with (i) an Acquisition Proposal that the Company’s Board of Directors determines in good faith constitutes or could reasonably be expected to result in a Superior Proposal or (ii) a Change in the Company Recommendation: (A) Parent, Merger Sub and their counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 sufficiently in advance of its filing with the SEC (including any amendments or supplements thereto), and the Company shall give reasonable and good faith consideration to any comments made by Parent, Merger Sub and its counsel; and (B) the Company shall provide Parent, Merger Sub and their counsel with (i) any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of the Company to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given). The Company shall use reasonable efforts to respond promptly to any such comments.

(c) The Company shall as promptly as practicable after the date of this Agreement provide to Parent, or cause to be provided to Parent, (i) a list of the Company’s shareholders as well as mailing labels and any available listing or computer file containing the names and addresses of all record holders of Company Common Stock and lists of securities positions of Company Common Stock held in stock depositories, in each case true and complete as of the most recent practicable date and shall promptly furnish Merger Sub with such additional information and assistance (including updated lists of the Company Shareholders, mailing labels and lists of securities positions) as Merger Sub or its agents may reasonably request in order to communicate the Offer to the Company Shareholders. Except as required by applicable Law, and except as necessary to communicate regarding the Transactions with the Company Shareholders, Parent and Merger Sub (and their respective Representatives) shall hold in confidence the information contained in any such labels, listings and files, shall use such information solely in connection with the Transactions, and, if this Agreement is terminated or the Offer is otherwise terminated, shall promptly deliver or cause to be delivered to the Company or destroy all copies of such information, labels, listings and files then in their possession or in the possession of their Representatives.

Section 1.03 Top-Up Option. (a) The Company hereby grants to Parent and/or Merger Sub an irrevocable option (the “Top-Up Option”), exercisable only upon the terms and subject to the conditions set forth in this Agreement, to purchase from the Company at a price per share equal to the Offer Price paid in the Offer, up to that number of newly issued shares of Company Common Stock (the “Top-Up Option Shares”) equal to the number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock owned by Parent (or any of its Subsidiaries) or Merger Sub at the time of exercise of the Top-Up Option, would constitute one (1) share more than ninety percent (90%) of the shares of Company Common Stock then outstanding on a fully-diluted basis (on a “fully-diluted basis” meaning the number of shares of Company Common Stock then issued and outstanding plus all shares of Company Common Stock which the Company may be required to issue as of such date pursuant to options (whether or not then vested or exercisable), rights, convertible or exchangeable securities (only to the extent then convertible or exchangeable into shares of Company Common Stock) or similar obligations then outstanding, after giving effect to the issuance of the Top-Up Option Shares) (the “Short Form Threshold”). Parent may assign the Top-Up Option and its rights and obligations pursuant to this Section 1.03, in its sole discretion, to any of its Subsidiaries, including Merger Sub.

(b) The Top-Up Option may be exercised at any time after consummation of the Offer and prior to the earlier of (i) the Effective Time and (ii) the termination of this Agreement in accordance with its terms; provided, however, the Top-Up Option shall not be exercisable to the extent (i) the number of shares of Company Common Stock subject to the Top-Up Option exceed the number of authorized and unissued shares of Company Common Stock and shares of Company Common Stock held in the treasury of the Company available for issuance, (ii) any Restraint or Law shall prohibit the exercise or delivery of the Top-Up Option, (iii) immediately after such exercise and issuance of shares of Company Common Stock pursuant thereto, the Short Form Threshold would not be reached or (iv) Merger Sub has not accepted for payment all shares of Company Common Stock validly tendered in the Offer (or during any subsequent offering period) and not validly withdrawn.

(c) In the event that Parent or Merger Sub wishes to exercise the Top-Up Option, Parent or Merger Sub shall give the Company written notice specifying the number of shares of Company Common Stock that are or will be owned by Parent or any of its Subsidiaries or Merger Sub immediately following the Acceptance Time and specifying a place and a time for the closing of the purchase. The Company shall, as soon as practicable following receipt of such notice, deliver written notice to Parent or Merger Sub specifying the number of Top-Up Option Shares. At the closing of the purchase of the Top-Up Option Shares, (i) Parent or Merger Sub shall pay (or cause to be paid) to the Company an amount equal to the product of (x) the number of shares of Company Common Stock purchased pursuant to the Top-Up Option and (y) the Offer Price, which amount may be paid, at the election of Parent or Merger Sub, either in cash (by wire transfer or cashier’s check) or by delivery of a promissory note having a principal amount equal to the balance of the aggregate purchase price for the Top Up Option Shares, and (ii) the Company shall cause the Top-Up Option Shares to be issued to Parent (or any of its Subsidiaries designated by Parent) or Merger Sub, represented by either certificates or book-entry shares, at the sole option of Parent or Merger Sub. Any promissory note issued pursuant to the immediately preceding sentence shall be on terms as provided by Parent or Merger Sub, which terms shall be reasonably satisfactory to the Company. Prior to the closing of the purchase of the Top-Up Option Shares, upon Parent’s or Merger Sub’s request, the Company shall cause its transfer agent to certify in writing to Parent or Merger Sub the number of shares of Company Common Stock issued and outstanding as of immediately prior to the exercise of the Top-Up Option and after giving effect to the issuance of the Top-Up Option Shares.

(d) Parent and/or Merger Sub acknowledges that the Top-Up Option Shares which Parent (or any of its Subsidiaries) or Merger Sub may acquire upon exercise of the Top-Up Option shall not be registered under the Securities Act, and shall be issued in reliance upon an exemption for transactions not involving a public offering. Parent and/or Merger Sub agrees that the Top-Up Option, and the Top-Up Option Shares to be acquired upon exercise of the Top-Up Option, if any, are being and shall be acquired by Parent (or any of its Subsidiaries) or Merger Sub for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof (within the meaning of the Securities Act). Each of Parent and Merger Sub hereby represents and warrants to the Company that Merger Sub is, and will be, upon the purchase of the Top-Up Option Shares, an “accredited investor,” as defined in Rule 501 of Regulation D under the Securities Act.

Section 1.04 Board of Directors. (a) Promptly upon the Acceptance Time and at all times thereafter, Parent shall be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Company Board as shall give Parent representation on the Company’s Board of Directors equal to the product of the total number of directors on the Company’s Board of Directors (giving effect to the directors elected or designated by Parent pursuant to this Section 1.04) multiplied by the percentage that the aggregate number of Company Common Stock then owned directly or indirectly by Parent bears to the total number of shares of Company Common Stock then outstanding. Prior to, and effective upon, the Acceptance Time, the Company shall, upon request by Parent, take all actions as are necessary to enable Parent’s designees to be so elected or appointed to the Company’s Board of Directors, including by promptly filling vacancies or newly created directorships on the Company’s Board of Directors, promptly increasing the size of the Company’s Board of Directors (including by amending the by-laws of the Company if necessary to increase the size of the Company’s Board of Directors) and/or promptly securing the resignations of such number of its incumbent directors as is necessary to provide Parent with such level of representation, and shall cause Parent’s designees to be so elected or appointed at such time (the date on which Parent’s designees are so elected or appointed to the Company’s Board of Directors, the “Director Appointment Date”). Subject to Section 1.04(b), after the Acceptance Time, the Company shall also, upon Parent’s request, cause the directors elected or designated by Parent to the Company’s Board of Directors to serve on and constitute the same percentage as such individuals represent of the entire Board of Directors of the Company (but not less than a majority) (rounded up to the next whole number) of: (i) each committee of the Company’s Board of Directors and (ii) each board of directors (or similar body) and each committee thereof (or similar body) of each Subsidiary of the Company, in each case to the extent permitted by applicable Law and the rules of the NYSE. The provisions of this Section 1.04(a) are in addition to and shall not limit any rights that Parent, Merger Sub or any of their respective Affiliates may have as a record holder or beneficial owner of Company Common Stock as a matter of applicable Law with respect to the election of directors or otherwise. The Company’s obligations to appoint or elect Parent’s designees to the Company’s Board of Directors shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. At the request of Parent, the Company shall take all actions necessary to effect any such appointment or election of Parent’s designees, including mailing to the Company Shareholders the information required by Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder which, unless Parent otherwise elects, shall be so mailed together with the Schedule 14D-9. Parent shall supply to the Company, and be solely responsible for, all information with respect to itself and its officers, directors and affiliates as is required by such Section and Rule.

(b) After Parent’s designees are appointed or elected to, and constitute a majority of, the Company’s Board of Directors pursuant to Section 1.04(a), and prior to the Effective Time, the Company shall cause the Company’s Board of Directors to maintain at least three directors who are members of the Company’s Board of Directors on the date hereof, each of whom shall be an “independent director” as defined by Rule 303A.02 of the NYSE Listed Company Manual and eligible to serve on the Company’s audit committee under the Exchange Act and NYSE rules and, at least one of whom shall be an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K and the instructions thereto (the “Continuing Directors”); provided, however, that if the number of Continuing Directors is reduced below three for any reason, the remaining Continuing Directors shall be entitled to elect or designate a person meeting the foregoing criteria to fill such vacancy who shall be deemed to be a Continuing Director for purposes of this Agreement or, if no Continuing Directors then remain, the other directors shall designate three persons meeting the foregoing criteria to fill such vacancies, and such persons shall be deemed to be Continuing Directors for purposes of this Agreement. The Company and the Company’s Board of Directors shall promptly take all action as may be necessary to comply with their obligations under this Section 1.04(b). Notwithstanding anything to the contrary set forth in this Agreement, in the event that Parent’s designees are elected or appointed to the Company’s Board of Directors prior to the Effective Time pursuant to Section 1.04(a), the approval of a majority of such Continuing Directors (or the sole Continuing Director if there shall be only one (1) Continuing Director) shall be required in order to (i) amend, modify or terminate this Agreement, or agree or consent to any amendment, modification or termination of this Agreement, in any case on behalf of the Company, (ii) extend the time for performance of, or waive, any of the obligations or other acts of Parent or Merger Sub under this Agreement, (iii) waive or exercise any of the Company’s rights under this Agreement, (iv) waive any condition to the Company’s obligations under this Agreement, (v) amend the Company Charter Documents, (vi) authorize any agreement between the Company or any of the Subsidiaries of the Company, on the one hand, and Parent, Merger Sub or any of their Affiliates, on the other hand, or (vii) make any other determination with respect to any action to be taken or not to be taken by or on behalf of the Company relating to this Agreement or the Transactions. For purposes of considering any matter set forth in this Section 1.04(b), the Continuing Directors shall be permitted to meet without the presence of the other directors. The Continuing Directors shall have the authority to retain such counsel (which may include current counsel to the Company) and other advisors at the expense of the Company as determined by the Continuing Directors and shall have the authority to institute any action on behalf of the Company to enforce performance of this Agreement or any of the Company’s rights hereunder.

ARTICLE II

THE MERGER

Section 2.01 The Merger. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the TBCA, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving entity following the Merger (the “Surviving Corporation”) and shall continue to be governed by the Laws of the State of Tennessee.

Section 2.02 Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing of the Merger (the “Closing”) shall take place in New York, New York at the offices of Cadwalader, Wickersham & Taft LLP, One World Financial Center, New York, New York 10281 no later than the third (3rd) Business Day after the date the conditions set forth in Article VII (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties hereto entitled to the benefit of such conditions; provided, that, the Closing shall not take place earlier than one (1) month after the date a copy of this Agreement was mailed to the Company Shareholders (to the extent required by Section 48-21-105(e) of the TBCA).

Section 2.03 Effective Time. At the Closing, the Company shall cause the Merger to be consummated by (i) executing, delivering and filing articles of merger (the “Articles of Merger”) with the Secretary of State of the State of Tennessee in accordance with the relevant provisions of the TBCA and other applicable Law of the State of Tennessee and (ii) making all other filings or recordings required under the TBCA in connection with the Merger. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Secretary of State of the State of Tennessee, or at such later date or time as may be agreed by Parent and the Company in writing and specified in the Articles of Merger in accordance with the TBCA (such time as the Merger becomes effective is referred to herein as the “Effective Time”).

Section 2.04 Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Articles of Merger and the applicable provisions of the TBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.05 Company Charter. The Company Charter, as in effect immediately prior to the Effective Time, shall be the charter of the Surviving Corporation following the Merger until thereafter amended in accordance with the provisions thereof or by applicable Law, subject to Section 6.12 hereof.

Section 2.06 By-Laws. At the Effective Time, the by-laws of Merger Sub, as in effect as of immediately prior to the Effective Time, shall by virtue of the Merger, be the by-laws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof or by applicable Law, subject to Section 6.12 hereof.

Section 2.07 Directors and Officers. The parties hereto shall take all actions necessary so that, from and after the Effective Time, (i) the directors of Merger Sub as of immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal and (ii) the officers of Merger Sub as of immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 2.08 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any shares of Company Common Stock or any shares of capital stock of Merger Sub:

(a) Conversion of Company Common Stock. Except as otherwise provided in Section 1.08(b), each share of Company Common Stock outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive an amount in cash, without interest, equal to the Offer Price (subject to any applicable withholding Tax) (the “Merger Consideration”);

(b) Cancellation of Company Common Stock. Each share of Company Common Stock (i) held by the Company as treasury stock or (ii) owned by Parent or any Subsidiary of Parent immediately prior to the Effective Time (collectively, the “Excluded Shares”) shall be canceled without any conversion and shall cease to exist, and no payment or distribution shall be made with respect thereto; and

(c) Common Stock of Merger Sub. At the Effective Time, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted.

Section 2.09 Company Compensatory Awards. (a) Each Company Stock Option that is outstanding immediately prior to the Change in Control, whether or not then vested and exercisable, shall become fully vested and exercisable immediately prior to the Change in Control. With respect to such Company Stock Options:

(i) each Company Stock Option for which, as of the Change in Control, the Offer Price exceeds the exercise price per Share shall be canceled immediately following the Change in Control and, in exchange therefor, the Company shall pay to each former holder of such Company Stock Option as soon as practicable, but in no event later than fifteen (15) Business Days following the Change in Control, an amount in cash (without interest, and subject to deduction for any required withholding Tax) equal to the product of (1) the excess, if any, of the Offer Price over the exercise price per Share under such Company Stock Option and (2) the number of shares of Company Common Stock subject to such Company Stock Option; and

(ii) each Company Stock Option that is outstanding immediately prior to the Change in Control for which, as of the Change in Control, the Offer Price does not exceed the exercise price per Share shall be cancelled without any cash payment being made in respect thereof.

(b) Each Company RSU and Company Restricted Stock Award that is outstanding immediately prior to the Change in Control, whether or not then vested, shall become fully vested immediately prior to, and then shall be canceled at, the Change in Control (the “Canceled Restricted Awards”), and, in exchange therefor, the Company shall pay to each former holder of any such Canceled Restricted Awards, as soon as practicable but in no event later than fifteen (15) Business Days following the Change in Control, an amount in cash (without interest, and subject to deduction for any required withholding Tax) equal to the product of (1) the Offer Price and (2) the number of shares of Company Common Stock subject to such Canceled Restricted Awards.

(c) Each Company PSU that is outstanding immediately prior to the Change in Control, whether or not then vested, shall vest as provided in (ii) below immediately prior to, and then shall be canceled in full at, the Change in Control, and, in exchange therefor, the Company shall pay to each former holder of any such Company PSUs, as soon as practicable but in no event later than fifteen (15) Business Days following the Change in Control, an amount in cash (without interest, and subject to deduction for any required withholding Tax) equal to the product of (1) the Offer Price and (2) the number of shares of Company Common Stock subject to such Company PSUs that vest in accordance with this subsection (c); notwithstanding anything herein to the contrary, Parent and the Company shall cause all such payments with respect to Company PSUs to be paid in a manner which complies with the requirements of Section 409A of the Code. For the avoidance of doubt, (i) in the event the Change in Control occurs prior to the end of the relevant fiscal period, the number of Company PSUs vesting pursuant to the prior sentence shall be based on a deemed achievement of performance conditions at target level, and (ii) in the event the Change in Control occurs or has occurred subsequent to the end of the relevant fiscal period, the number of Company PSUs vesting pursuant to the prior sentence shall be based on the level of such actual Company performance as determined by the Company, in accordance with the applicable Company PSU award agreement and applicable Company Stock Plan.

(d) The Company shall take such actions as are necessary to approve and effectuate the foregoing provisions of this Section 2.09, including making any determinations and/or resolutions of the Company’s Board of Directors or a committee thereof or any administrator of a Company Stock Plan as may be necessary and satisfying any requirement to notify the holders of Company Compensatory Awards as may be required under the Company Stock Plans.

(e) Subject to Parent’s compliance with the preceding provisions of this Section 2.09, the parties hereto agree that, following the Acceptance Time, no holder of a Company Compensatory Award or any participant in any Company Stock Plan, or other Company Plan or employee benefit arrangement of the Company or under any employment agreement shall have any right hereunder to acquire any Equity Interest (including, but not limited to, any “phantom” stock or stock appreciation rights) in the Company, any of its Subsidiaries or the Surviving Corporation.

(f) To the extent the holder of any Company Compensatory Award is subject to taxation outside of the United States, any payments under this Section 2.09 shall be made in the jurisdiction and/or from the entity from which such individual is paid salary or wages in the normal course of business, to the extent permitted by applicable Law.

(g) For purposes of this Section 2.09, the term “Change in Control” shall have the meaning set forth in the Company Stock Plan applicable to each Company Stock Option, Company RSU, Company Restricted Stock Award, or Company PSU.

Section 2.10 Adjustments. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, but excluding the grant (other than any grants not made in accordance with this Agreement), exercise or settlement of any Company Compensatory Awards, then the Merger Consideration shall be appropriately adjusted to reflect such change in capitalization. Notwithstanding the foregoing, nothing contained herein shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 2.11 Merger Without Meeting of Shareholders. Notwithstanding anything to the contrary set forth in this Agreement, in the event that Merger Sub shall own a number of shares of Company Common Stock that meets or exceeds the Short Form Threshold, the parties hereto agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the Acceptance Time without a Company Shareholders Meeting in accordance with the applicable provisions of the TBCA.

ARTICLE III

EXCHANGE OF SHARES

Section 3.01 Exchange Agent. Prior to the Effective Time, Parent shall designate a United States bank or trust company reasonably acceptable to the Company (the “Exchange Agent”) to receive, for the benefit of the Company Shareholders, funds representing the aggregate Merger Consideration to which Company Shareholders shall become entitled pursuant to Section 1.08(a) (the “Exchange Fund”) and for the purpose of exchanging the Merger Consideration for certificates representing shares of Company Common Stock (the “Common Stock Certificates”) or uncertificated shares of Company Common Stock (the “Uncertificated Shares”). The Exchange Agent shall also act as the agent for the Company Shareholders for the purpose of holding the Common Stock Certificates and shall obtain no rights or interests in the shares represented by such Certificates. Parent shall deposit or cause to be deposited cash in an amount sufficient to pay the aggregate Merger Consideration with the Exchange Agent by wire transfer of immediately available funds at or prior to the Effective Time.

Section 3.02 Exchange Procedures. (a) As soon as reasonably practicable after the Effective Time, Parent and the Surviving Corporation shall cause the Exchange Agent to mail to each record holder of shares of Company Common Stock (other than Excluded Shares) at the Effective Time (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Common Stock Certificates shall pass, only upon proper delivery of the Common Stock Certificates to the Exchange Agent, and which shall be in such form and shall have such other customary provisions (including customary provisions with respect to delivery of an “agent’s message” with respect to shares held in book-entry form) as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Common Stock Certificates in exchange for payment of the Merger Consideration.

(b) Each record holder of shares of Company Common Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Common Stock Certificate, together with a properly completed and executed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration (subject to any applicable withholding Tax), for each share of Company Common Stock formerly represented by such Certificate, and the Certificate so surrendered shall be canceled. Until so surrendered or transferred, as the case may be, each such Common Stock Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive, in accordance with the terms hereof, the Merger Consideration.

(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Common Stock Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Common Stock Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred, in each case, as determined by the Exchange Agent and as set forth in the letter of transmittal and related instructions and (ii) the Person requesting such payment shall pay to the Exchange Agent any Taxes required as a result of such payment to a Person other than the registered holder of such Common Stock Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent and the Surviving Corporation that such Taxes have been paid or are not payable.

Section 3.03 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Common Stock. If, after Effective Time, any Common Stock Certificates or Uncertificated Shares are presented to Parent, the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged for the applicable Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby in accordance with the procedures set forth in this Article III.

Section 3.04 Termination of Exchange Fund. Any portion of the Merger Consideration deposited or otherwise made available to the Exchange Agent (including any proceeds of any investments thereof) that remains unclaimed by the holders of shares of Company Common Stock twelve (12) months after the Effective Time shall be delivered to Parent or otherwise on the instruction of Parent, upon demand, and any such holder who has not exchanged shares of Company Common Stock for the Merger Consideration to which such holders are entitled to under Section 1.08 prior to that time shall thereafter look only to Parent (subject to abandoned property, escheat or other similar applicable Laws) for payment of the consideration in respect of such Company Common Stock without any interest thereon. Any such portion of the Exchange Fund remaining unclaimed by holders of shares of Company Common Stock five (5) years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority) shall, to the extent permitted by Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, neither Parent nor the Surviving Corporation shall be liable to any holder of shares of Company Common Stock for any amounts paid to a Governmental Authority or public official pursuant to applicable abandoned property, escheat or similar applicable Laws.

Section 3.05 Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person under this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Law. If the Exchange Agent, the Surviving Corporation or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the applicable Person in respect of which the Exchange Agent, the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.

Section 3.06 Lost Certificates. If any Common Stock Certificate shall have been lost, stolen, defaced or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen, defaced or destroyed and, if required by the Surviving Corporation, an agreement of indemnification in form reasonably satisfactory to the Surviving Corporation or the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against the Surviving Corporation or the Exchange Agent with respect to such certificate, the Exchange Agent will issue, in exchange for such lost, stolen, defaced or destroyed Common Stock Certificate, the Merger Consideration to be paid in respect of the shares of Company Common Stock represented by such certificate, as contemplated by Section 1.08.

Section 3.07 No Further Ownership Rights. From and after the Effective Time, the holders of Common Stock Certificates that evidenced ownership of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock, except as otherwise provided for in this Agreement or by applicable Law.

Section 3.08 Further Assurances. After the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed (A) in the reports, statements, schedules, forms and other documents filed by the Company with the SEC or furnished by the Company to the SEC, in each case, on or after January 1, 2010 and prior to the date of this Agreement (such documents, in respect of such periods, collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Company SEC Documents”) (but, in each case, excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or predictive or forward-looking in nature, in each case, other than any specific factual information contained therein) and to the extent publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System (“EDGAR”) or (ii) as set forth in the Company Disclosure Schedule delivered by the Company to Parent prior to the execution of this Agreement, which Company Disclosure Schedule identifies items of disclosure by reference to a particular section or subsection of this Agreement (provided, however, that any information set forth in one section or subsection of the Company Disclosure Schedule also shall be deemed to apply to each other section and subsection of this Agreement to which its applicability is reasonably apparent from the text of the disclosure), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 4.01 Organization, Standing and Corporate Power. (a) Each of the Company and its Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (or equivalent status, to the extent such concept exists) under the Laws of the state of its incorporation, formation or organization, as the case may be, and has all requisite corporate, partnership or similar power and authority necessary to own, lease and operate all of its properties and assets and to carry on its business as currently conducted, except for such failures to be duly organized, validly existing or in good standing (or equivalent status, to the extent such concept exists) or to have corporate, partnership or similar power or authority that would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(b) Each of the Company and its Subsidiaries is duly licensed or qualified to do business and is in good standing (or equivalent status, to the extent such concept exists) in each jurisdiction in which the nature of the business currently conducted by it or the character or location of the properties and assets currently owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing (or equivalent status) would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(c) The Company has made available to Parent true and complete copies of the Company Charter and by-laws of the Company (together, the “Company Charter Documents”) and the organizational or governing documents of each of its Subsidiaries, in each case, as amended to the date of this Agreement. All such Company Charter Documents and organizational or governing documents of each of its Subsidiaries are in full force and effect and the Company is not in violation of any of the provisions of the Company Charter Documents and none of the Company’s Subsidiaries is in violation of any of the provisions of its organizational or governing documents except where such failures or violations would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

Section 4.02 Corporate Authorization. (a) The Company has all necessary corporate power and authority and has taken all corporate action necessary to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party and, subject to obtaining the Company Shareholder Approval, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly authorized and adopted by the Company’s Board of Directors. Except for (i) obtaining the affirmative vote of the holders of a majority of the issued and outstanding shares of Company Common Stock in favor of the approval of this Agreement (the “Company Shareholder Approval”) and (ii) filing the Articles of Merger with the Secretary of State of the State of Tennessee, no other corporate action or proceeding on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at Law or in equity (clauses (i) and (ii) together, the “Bankruptcy and Equity Exception”).

(b) At a meeting duly called and held, the Company’s Board of Directors, by resolutions duly adopted at such meeting (which resolutions have not as of the date hereof been subsequently rescinded, modified or withdrawn in any substantive way), has (i) unanimously determined that the terms of the Transactions and transactions contemplated hereby are advisable, fair to and in the best interests of the Company and the Company Shareholders, (ii) unanimously approved, adopted and declared advisable this Agreement and the Transactions, (iii) unanimously resolved, subject to Section 6.03(e), to recommend that the Company Shareholders approve this Agreement and the Transactions (such recommendation, the “Company Board Recommendation”) and (iv) has directed that this Agreement and the Transactions be submitted to the Company Shareholders for approval, if required.

Section 4.03 Governmental Authorization. Except for (a) filings required under, and compliance with other applicable requirements of, (i) the Exchange Act, and any other applicable federal securities Laws, (ii) state securities or “blue sky” Laws and (iii) the rules and regulations of the NYSE, (b) the filing of the Articles of Merger with the Secretary of State of the State of Tennessee pursuant to the TBCA, (c) filings required under, and compliance with other applicable requirements of, the HSR Act or any foreign antitrust, competition or similar Laws, (d) any notices, applications, authorizations or licenses required under the FDCA and the regulations of the FDA promulgated thereunder and (e) any required applications and filings with, or approvals from, the New Jersey Department of Environmental Protection in order to timely comply with the New Jersey Industrial Site Recovery Act and the regulations promulgated thereunder, no consents or approvals of, or filings with, any Governmental Authority are necessary for the execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions, other than such other consents, approvals or filings that, if not obtained, made or given, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.04 No-Conflict. Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the Transactions, nor compliance by the Company with any of the provisions of this Agreement, will (a) assuming that the Company Shareholder Approval (if required by applicable Law to consummate the Merger) is obtained, conflict with or violate the Company Charter Documents, (b) assuming that the consents, approvals and filings referred to in Section 4.03 and the Company Shareholder Approval (if required by applicable Law to consummate the Merger) are obtained and made, violate any Restraint or Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, or (c) violate, breach, result in the loss of any benefit under, conflict with any provisions of, or constitute a default (or an event which, with the notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any Contract, to which the Company or any of its Subsidiaries is a party, or by which they and any of their respective properties or assets may be bound or affected, except in the case of clauses (b) and (c) for such violations, breaches, losses, conflicts, defaults, terminations, accelerations or Liens which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.05 Capitalization. (a) As of the close of business on October 8, 2010 (the “Capitalization Date”), the authorized capital stock of the Company consisted of (i) 600,000,000 shares of Company Common Stock, of which 249,927,596 shares were issued and outstanding (inclusive of shares of Company Restricted Stock Awards granted pursuant to the Company Stock Plans) and no shares were held in the treasury of the Company and (ii) 15,000,000 shares of Company Preferred Stock, of which no shares were issued and outstanding. There are no other classes of capital stock of the Company authorized or issued and outstanding. All issued and outstanding shares of the capital stock of the Company are duly authorized, validly issued, fully paid and non-assessable, and no class of capital stock is entitled to preemptive rights.

(b) From the close of business on the Capitalization Date through the date of this Agreement, there have been no issuances of shares of Company Capital Stock or Equity Interests of the Company or any other securities of the Company other than issuances of shares of Company Common Stock pursuant to the exercise of Company Stock Options, the vesting of Company Restricted Stock Awards or the settlement of Company RSUs and Company PSUs, in each case, outstanding as of the Capitalization Date under the Company Stock Plans. As of the close of business on the Capitalization Date, there were no options, warrants, calls, commitments, agreements, arrangements, undertakings or any other rights to acquire capital stock from the Company other than Company Stock Options, Company RSUs, Company PSUs and the Company Convertible Notes as set forth in Section 4.05(b) of the Company Disclosure Schedule. Section 4.05(b)(i) of the Company Disclosure Schedule sets forth a true and complete list, as of the Capitalization Date, of the number of shares of Company Common Stock subject to Company Stock Options, Company RSUs, Company PSUs, Company Restricted Stock Awards or any other rights to purchase or receive Company Common Stock granted under the Company Stock Plans or otherwise, the dates of grant, the extent to which such options are vested and, where applicable, the exercise prices thereof. Immediately prior to the Acceptance Time, the Company will provide to Parent a true and complete list, as of the Acceptance Time, of the number of shares of Company Common Stock subject to Company Stock Options, Company RSUs, Company PSUs, Company Restricted Stock Awards or any other rights to purchase or receive Company Common Stock granted under the Company Stock Plans or otherwise, the dates of grant, the extent to which such options are vested and, where applicable, the exercise prices thereof.

(c) Other than Company Convertible Notes, no bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of capital stock of the Company may vote are issued or outstanding.

(d) As of the date of this Agreement, (i) there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries except for purchases, redemptions or other acquisitions of capital stock or other securities (A) required by the terms of the Company Plans, (B) in order to pay Taxes or satisfy withholding obligations in respect of such Taxes in connection with awards under the Company Stock Plans or otherwise, or (C) as required by the terms of, or necessary for the administration of, any plans, arrangements or agreements existing on the date hereof between the Company or any of its Subsidiaries and any director or employee of the Company or any of its Subsidiaries and (ii) there are no outstanding stock-appreciation rights, security-based performance units, “phantom” stock or other security rights or other agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment or other value based on the stock price performance of the Company or any of its Subsidiaries (other than under the Company Stock Plans) or to cause the Company or any of its Subsidiaries to file a registration statement under the Securities Act.

(e) As of the date of this Agreement, there are no outstanding obligations of the Company (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the sales, issuance, repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of or (v) granting any preemptive or anti-dilutive rights with respect to any shares of Company Common Stock, Company Preferred Stock or other Equity Interests in the Company.

Section 4.06 Subsidiaries. (a) Other than the Subsidiaries of the Company, the Company does not own or control, directly or indirectly, any membership interest, partnership interest, joint venture interest, other Equity Interest or any other capital stock of any Person, and there are no silent partnerships, sub-partnerships and/or similar rights with respect to the Company or any Subsidiary of the Company.

(b) All outstanding shares of capital stock, voting securities or other Equity Interests of each Subsidiary of the Company are duly authorized, validly issued and fully paid, non-assessable; and all such securities are owned beneficially and of record by the Company or another wholly-owned Subsidiary of the Company free and clear of all Liens (other than Permitted Liens). As of the date of this Agreement, there are no outstanding obligations of any Subsidiary of the Company (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the sales, issuance, repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of or (v) granting any preemptive or anti-dilutive rights with respect to any shares of Equity Interests in any Subsidiary of the Company.

(c) There are no (i) outstanding options or other rights of any kind which obligate the Company or any of its Subsidiaries to issue, transfer, sell or deliver any shares of capital stock, voting securities or other Equity Interests of any Subsidiary of the Company or any securities or obligations convertible into, exchangeable or exercisable for any shares of capital stock, voting securities or other Equity Interests of a Subsidiary of the Company or (ii) other options, calls, warrants or other rights, agreements, arrangements or commitments relating to the capital stock, voting securities or other Equity Interests of any Subsidiary of the Company to which the Company or any of its Subsidiaries is a party.

(d) Section 4.06(d) of the Company Disclosure Schedule sets forth, as of the date hereof, for each of the Company’s Subsidiaries: (i) its jurisdiction of organization, (ii) its authorized capital stock or other Equity Interests, (iii) the number of its outstanding shares of capital stock or other Equity Interests and type(s) of such outstanding shares of capital stock or other Equity Interests and (iv) the record owner(s) thereof. Except for the ownership of Equity Interests in the Company’s Subsidiaries and investments in marketable securities and cash equivalents, none of the Company or any of its Subsidiaries owns directly or indirectly any Equity Interest in any Person, or has any obligation or has made any commitment to acquire any such Equity Interest, to provide funds to, or to make any investment (in the form of a loan, capital contribution or otherwise) in, any of its Subsidiaries or any other Person that is or would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Section 4.07 SEC Filings and the Sarbanes-Oxley Act. (a) All of the Company SEC Documents filed by the Company with the SEC in respect of reporting periods commencing on or after January 1, 2008 have been timely filed. As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), such Company SEC Documents complied in all material respects with applicable Law, including the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and none of such Company SEC Documents as of their respective filing dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company has made available to Parent copies of all comment letters received by the Company from the SEC in respect of reporting periods commencing on or after January 1, 2008 (excluding all letters received from the SEC indicating that the SEC would not be reviewing any registration statement filed with the SEC by the Company) and relating to such Company SEC Documents, together with all written responses of the Company thereto. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Company SEC Documents. To the Knowledge of the Company, as of the date hereof, there are no ongoing SEC inquiries or investigations regarding accounting practices of the Company or otherwise regarding the Company.

(b) All of the audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in the Company SEC Documents (together with the related notes and schedules thereto) complied at the time they were filed as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of filing, were prepared in accordance with GAAP (except as may be indicated in the notes thereto), applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of the financial statements for any quarter of the current fiscal year, to normal year-end audit adjustments).

(c) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or Person, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or any of its Subsidiaries’ published financial statements or any Company SEC Documents.

(d) Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, in each case, with respect to the Company SEC Documents, and the statements contained in such certifications were true and complete on the date such certifications were made. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. No executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes Oxley Act with respect to any Company SEC Document, except as disclosed in certifications filed with the Company SEC Documents. Since January 1, 2008 through the date of this Agreement, (i) neither the Company nor any of the Company’s Subsidiaries, nor, to the Knowledge of the Company, has any director or executive officer of the Company or any of the Company’s Subsidiaries received any material complaint, allegation, assertion or claim, in writing that the Company or any of its Subsidiaries has engaged in improper, illegal or fraudulent accounting or auditing practices, and (ii) to the Knowledge of the Company, no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s Board of Directors or any committee thereof or to any director or officer of the Company.

(e) The Company has established and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) promulgated by the SEC under the Exchange Act) sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(f) The Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as required by Rules 13a-15(a) and 15d-15(a) of the Exchange Act, are reasonably designed to ensure that all information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is made known to the chief executive officer and the chief financial officer of the Company by others within the Company to allow timely decisions regarding required disclosure as required under the Exchange Act and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. The Company has evaluated the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(g) The Company is in compliance in all material respects with all current listing and corporate governance requirements of the NYSE, and is in compliance in all material respects with all rules, regulations and requirements of the Sarbanes-Oxley Act and the SEC. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since January 1, 2008, neither the Company nor any of its Affiliates has made, arranged, modified (in any material way), or forgiven personal loans to any executive officer or director of the Company. Since December 31, 2007, to the Knowledge of the Company, no employee of the Company or any of its Subsidiaries has provided or is providing information to any law enforcement agency or Governmental Authority regarding the commission or possible commission of any crime or the violation or possible violation of any applicable legal requirements of the type described in Section 806 of the Sarbanes-Oxley Act by the Company or any of its Subsidiaries.

Section 4.08 Indebtedness. Except for Indebtedness reflected on the Company Financial Statements, the Company has not, since December 31, 2009 through the date hereof, incurred any Indebtedness.

Section 4.09 Information Supplied. (a) The information supplied by the Company for inclusion or incorporation by reference in the Offer Documents will, at the time the Offer Documents are filed with the SEC or at the time the Offer Documents are first published, sent or given to the Company Shareholders, not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading.

(b) The Schedule 14D-9 will, when filed with the SEC, comply as to form in all material respects with the applicable requirements of the Exchange Act. The Schedule 14D-9 will, at the time the Schedule 14D-9 is filed with the SEC or at the time the Schedule 14D-9 is first sent to the Company Shareholders not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading; provided, however, that no representation or warranty is made by the Company with respect to information supplied by Parent or Merger Sub or any of their directors, officers, employees, affiliates, agents or other representatives for inclusion or incorporation by reference in the Schedule 14D-9.

Section 4.10 Absence of Certain Changes. Since January 1, 2010 through the date hereof, the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices in all material respects and there has not been (i) any event, occurrence, development or state of circumstances, facts or condition in such period that has had or would reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect or (ii) any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Acceptance Time without Parent’s consent, would constitute a breach of Section 6.01(b) (other than Section 6.01(b)(ii) (to the extent the Company has issued Company Compensatory Awards since the January 1, 2010), (vii)(A) through (E), (xiv), (xv), (xvii), (xix), (xxi), (xxii) and (xxiv) (to the extent that it relates to the foregoing subsections)).

Section 4.11 No Undisclosed Liabilities. Except (a) as reflected or reserved against in the most recent audited Company Financial Statements (or stated in the notes thereto) and (b) for liabilities and obligations incurred since July 1, 2010 in the ordinary course of business consistent with past practice, which are not and would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, neither the Company nor any Subsidiary of the Company has any liabilities of any nature, whether or not accrued, contingent or otherwise, whether known or unknown and whether due or to become due, that would be required by GAAP to be reflected in the Company Financial Statements (or in the notes thereto).

Section 4.12 Compliance with Laws and Court Orders; Permits. (a) Since January 1, 2008, the Company and its Subsidiaries are and have been in compliance with all Laws applicable to them, any of their properties or other assets or any of their businesses or operations, except where any such failure to be in compliance has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. To the Knowledge of the Company, no investigation or review by any Governmental Authority with respect to the Company or any of its Subsidiaries is pending or threatened that, in each case, has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. The Company and its Subsidiaries have been and are in compliance with the terms of the certain Corporate Integrity Agreement between the Company and the Office of Inspector General of Health and Human Services, dated October 28, 2005.

(b) The Company and each of its Subsidiaries (or their respective agents) hold all licenses, franchises, permits, certificates, consents, orders, approvals and authorizations from Governmental Authorities, or required by Governmental Authorities to be obtained, in each case, that are necessary for the Company and its Subsidiaries to own, lease or operate their properties and assets, and to carry on their businesses as currently conducted (collectively, “Permits”) and each of the Permits is in full force and effect, except for such Permits that the failure to hold or be in full force and effect would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Since January 1, 2008, neither the Company nor any of its Subsidiaries has received written notice to the effect that a Governmental Authority was considering the amendment, termination, revocation or cancellation of any Permit that is material to the Company and its Subsidiaries taken as a whole. Each of the Company and its Subsidiaries is, and since January 1, 2008 has been in compliance with the terms of its Permits, except where non-compliance with such Permit would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries has received any written communication since January 1, 2008 from any Governmental Authority or to the Knowledge of the Company, from any employee, licensee, licensor, vendor or supplier of the Company or any of its Subsidiaries that alleges that the Company or any of its Subsidiaries is not in compliance in all material respects with, or is subject to any material liability under, any Permit that is material to the Company and its Subsidiaries taken as a whole, or relating to the revocation or modification of any Permit that is material to the Company and its Subsidiaries taken as a whole. The consummation of the Transactions, in and of itself, will not cause the revocation or cancellation of any Permit that is material to the Company and its Subsidiaries, taken as a whole.

Section 4.13 Material Contracts. (a) As of the date of this Agreement, none of the Company, any of its Subsidiaries or their respective properties or other assets is a party to or bound by any Contract (other than Company Plans and Foreign Plans):

(i) pursuant to which the Company, any of its Subsidiaries or any other party thereto has material continuing obligations, rights or interests and including annual payments by the Company and its Subsidiaries of $3,000,000 or more relating to the research, development, clinical trial, distribution, supply, manufacture, marketing or co-promotion of, or collaboration with respect to, any product or product candidate for which the Company or any of its Subsidiaries is currently engaged in research or development, including but not limited to: (A) non-disclosure agreements relating to potential business combinations or acquisitions or similar transactions involving the Company or any of its Subsidiaries, (B) material manufacture or supply services or material Contracts with contract research organizations for clinical trials-related services (C) material transfer Contracts for pre-clinical products or clinical products of the Company or any of its Subsidiaries with commercial, pharmaceutical or biotechnology companies; (D) Contracts involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or any of its Subsidiaries or income or revenues related to any product or clinical product candidate of the Company or any of its Subsidiaries; and (E) Contracts pursuant to which the Company has minimum purchase obligations;

(ii) that contains any non-compete or exclusivity provision or limits or purports to limit, curtail or restrict the ability of the Company or any of its Subsidiaries (or which following the consummation of the Transactions would reasonably be expected to limit the ability of the Surviving Corporation) in a manner that is material to the business of the Company and its Subsidiaries, taken as a whole, as currently conducted (A) to compete in any line of business, in any geographic area or with any Person and (B) to sell to or purchase from any other Person or entity;

(iii) that is a joint-venture or partnership agreement or other similar agreement or arrangement involving annual payments of $1,000,000;

(iv) for the acquisition, disposition or lease of businesses (whether by merger, purchase or sale of stock or assets or otherwise) entered into since January 1, 2008;

(v) that is a loan or credit agreement, indenture, note or other Contract or instrument relating to or evidencing Indebtedness for borrowed money (including any guarantee thereto) that has outstanding Indebtedness in a principal amount in excess of $1,000,000 or any Contract pursuant to which Indebtedness for borrowed money may be incurred or guaranteed in a principal amount in excess of $1,000,000, including any Contract that is a financial derivatives master agreement or confirmation, or futures account opening agreement and/or brokerage statement, evidencing financial hedging or similar trading activities;

(vi) that is a mortgage, pledge, security agreement, deed of trust, capital lease or similar agreement that creates or grants a Lien on any material property or asset of the Company or any of its Subsidiaries, in each case involving annual payments of more than $1,000,000;

(vii) that is a Collective Bargaining Agreement;

(viii) that is a “standstill” or similar agreement;

(ix) that is a Contract granting a right of first refusal or first negotiation to any Third Party over any material assets of the Company; or

(x) that is any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC).

All Contracts, arrangements, commitments or understandings described in this Section 4.13(a), together with all Contracts, arrangements, commitments or understandings set forth as an exhibit to the Company SEC Documents, shall be collectively referred to as the “Material Contracts.”

(b) Except, in each case, as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, as of the date hereof, (i) each of the Material Contracts is valid, binding and in full force and effect with respect to the Company and its Subsidiaries party thereto and, to the Knowledge of the Company, each other party thereto and enforceable, in all material respects, in accordance with its terms by the Company and its Subsidiaries party thereto (subject to the Bankruptcy and Equity Exception); (ii) the Company and each of its Subsidiaries has performed all material obligations required to be performed by them under the Material Contracts to which they are parties; (iii) to the Knowledge of the Company, each other party to a Material Contract has performed all material obligations required to be performed by it under such Material Contract and (iv) no party to any Material Contract has given the Company or any of its Subsidiaries written notice of its intention to cancel, terminate, change the scope of rights under or fail to renew any Material Contract and neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any other party to any Material Contract, has repudiated in writing any material provision thereof. Neither the Company nor any of its Subsidiaries has Knowledge of, or has received written notice of, any violation or default under any Material Contract or any other Contract to which it is a party or by which it or any of its material properties or assets is bound, except for violations or defaults that have not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Section 4.14 Litigation. There is no complaint, claim, action, suit, arbitration, mediation or proceeding (each, an “Action”) pending or, to the Knowledge of the Company, any Action or investigation pending and not served or threatened, to which the Company or any of its Subsidiaries is a party that would reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. There are no outstanding judgments, writs, injunctions, decrees or orders of any Governmental Authority against or binding on the Company or its Subsidiaries that have had or would reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. There are no internal investigations or internal inquiries that, since January 1, 2008, have been conducted by or at the direction of the Company’s Board of Directors (or any committee thereof) concerning any financial, accounting or other misfeasance or malfeasance issues.

Section 4.15 Properties. (a) Section 4.15(a)(i) of the Company Disclosure Schedule sets forth a true and complete list (by address, if available) of all real property owned in fee by the Company or any of its Subsidiaries as of the date of this Agreement and material to the business of the Company and its Subsidiaries, taken as a whole (collectively, the “Owned Real Property”). The Company or one of its Subsidiaries, as the case may be, holds good, indefeasible, insurable, marketable (subject to any state of facts an accurate survey would show, provided same does not prohibit or materially impair the current use and operation of such parcel of Owned Real Property) and valid fee simple title to the Owned Real Property, free and clear of all Liens, except for Permitted Liens. There are no outstanding options or rights of first refusal or offer to purchase or lease the Owned Real Property, or any portion thereof or interest therein. There are no parties (other than the Company and its Subsidiaries) in possession of any Owned Real Property.

(b) Section 4.15(b)(i) of the Company Disclosure Schedule sets forth a true and complete list of all real property leased, subleased or otherwise occupied by the Company or any of its Subsidiaries as tenant, subtenant or occupant as of the date of this Agreement and material to the business of the Company and its Subsidiaries, taken as a whole (collectively, the “Leased Real Property”). To the Knowledge of the Company or the applicable Subsidiary of the Company, no Real Property Lease is subject to any Lien, including without limitation, any right to the use or occupancy of any Real Property (as defined below), other than Permitted Liens. Each Real Property Lease constitutes the entire agreement between the parties thereto with respect to the Real Property leased thereunder, and is, with respect to the Company or the applicable Subsidiary of the Company, a valid and subsisting agreement in full force and effect and constitutes a valid and binding obligation of the Company or the applicable Subsidiary of the Company, subject to the Bankruptcy and Equity Exception. The Company has not received any written notice of termination or cancellation of or of a breach or default under any Real Property Lease that remains uncured as of the date of the Agreement nor, to the Knowledge of the Company, has any event occurred which, with notice or lapse of time or both, would constitute a breach or default under any such Real Property Lease, or permit the termination or cancellation of any such Real Property Lease. With respect to the Real Property, Section 4.15(b)(ii) of the Company Disclosure Schedule also contains a true and complete list as of the date hereof of all agreements under which the Company or any of its Subsidiaries is, as of the date hereof, the landlord, sublandlord, tenant, subtenant or occupant that have not been terminated or expired as of the date hereof and are material to the business of the Company and its Subsidiaries, taken as a whole (each a “Real Property Lease”). The Company has heretofore made available to Parent true and complete copies of the Real Property Leases.

(c) The Owned Real Property and the Leased Real Property are referred to collectively herein as the “Real Property.” Neither the Company nor any of its Subsidiaries has received written notice of any proceedings in eminent domain, condemnation or other similar proceedings that are pending, and the Company has not received written notice threatening any such proceedings, in each case, affecting any material portion of the Real Property. Neither the Company nor any of its Subsidiaries has received written notice of the existence of any outstanding writ, injunction, decree, order or judgment or of any pending proceeding pertaining to or affecting any material portion of the Real Property. As of the date hereof, none of the material improvements located on any parcel of Real Property that is material to the business of the Company and its Subsidiaries, taken as whole, has been damaged by a fire or other casualty and not been restored and repaired either (i) to substantially the same condition they were in prior to such event or (ii) to a condition necessary for the use of the Company in the ordinary course.

(d) To the Knowledge of the Company, there are no conditions or defects, latent or otherwise, to the Real Property that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.16 Intellectual Property. (a) Section 4.16(a) of the Company Disclosure Schedule sets forth a true and complete list as of October 3, 2010, of all material (i) unexpired and unabandoned (as reflected in the records of the appropriate IP Governmental Authority, assuming such records of such IP Governmental Authority have been timely and accurately updated as of October 3, 2010) Patents, Trademarks, and Copyrights included in the Company Intellectual Property that are issued by or registered with an IP Governmental Authority, and domain names included in the Company Intellectual Property (regardless of whether filed by the Company or any of its Subsidiaries, or by any other Person) that are registered to the Company or any of its Subsidiaries, or to any other Person (according to the records of any domain registrars); and (ii) applications for registration of Patents or Trademarks included in the Company Intellectual Property pending with any IP Governmental Authority (regardless of whether filed by the Company or any of its Subsidiaries, or by any other Person), in each case, with an IP Governmental Authority; indicating for each item (as applicable) the registration or application numbers, the filing, registration, or issue dates, the applicable filing jurisdiction(s), titles of pending or unexpired and unabandoned (as reflected in the records of the appropriate IP Governmental Authority, assuming such records of such IP Governmental Authority have been timely and accurately updated as of October 3, 2010) issued Patents and registered Copyrights, and, to the Knowledge of the Company, all third party co-owners or joint owners, if any, of such Company Intellectual Property.

(b) Section 4.16(b)(i) of the Company Disclosure Schedule sets forth a true and complete list as of the date of this Agreement, of all material Contracts (other than Ordinary Course Agreements; Contracts for standard, off-the-shelf software commercially available on standard terms from Third-Party vendors; and non-material software and other information technology Contracts, including non-material click-wrap, shrink-wrap, and subscription services agreements) pursuant to which the Company or any of its Subsidiaries licenses in or otherwise is authorized to practice any material Third-Party Intellectual Property that is necessary for the conduct of the business and operations (including both marketed products and product candidates under clinical or preclinical trial or development) of the Company and its Subsidiaries, taken as a whole, as presently conducted. Section 4.16(b)(ii) of the Company Disclosure Schedule sets forth a true and complete list as of the date hereof, of all material Contracts, other than Ordinary Course Agreements, pursuant to which the Company or any of its Subsidiaries licenses or otherwise provides a right to practice any material Company Intellectual Property to

Third Parties. As of the date hereof, the Company has provided the Parent with access to true and complete copies of all Contracts listed on Section 4.16(b) of the Company Disclosure Schedule. To the Knowledge of the Company, there are no agreements listed on Section 4.16(b)(i) or Section 4.16(b)(ii) of the Company Disclosure Schedule between the Company or any of its Subsidiaries and any Third Party relating to Third Party Intellectual Property or Company Intellectual Property under which there is, as of the date of this Agreement, any material dispute that is evidenced in writing addressed to or by the Company or any of its Subsidiary regarding the scope of the performance of such agreement.

(c) With respect to the Company Intellectual Property (other than domain names) listed on Section 4.16(a) of the Company Disclosure Schedule, to the Knowledge of the Company, (i) the Company and/or at least one of its Subsidiaries own, jointly-own, or co-own (with any third party, as applicable) all right, title, and interest in and to such Company Intellectual Property; (ii) such Company Intellectual Property is free and clear of all Liens (other than Permitted Liens); and (iii) all issued Patents and registered Trademarks set forth on Section 4.16(a) of the Company Disclosure Schedule are valid, subsisting, and enforceable. To the Knowledge of the Company, none of the Company Intellectual Property is the subject of any outstanding written injunction, decree, order, or judgment, in each case, in which the Company or any of its Subsidiaries, or third party co-owners or joint owners is a party, that adversely restricts the use, transfer, registration, or licensing thereof by the Company or any of its Subsidiaries, or otherwise adversely affects the validity, scope, use, registrability, or enforceability of any such Company Intellectual Property. Subject to Section 4.16(d) and with the exception that the Company makes no such representation or warranty with respect to the Patents, or the right to use the Patents, listed in Section 4.16(c) of the Disclosure Schedule, to the Knowledge of the Company, the Company and its Subsidiaries have rights to use all material Intellectual Property necessary to the conduct of the business or operations of the Company and its Subsidiaries, taken as a whole, as currently conducted (including the current operations with respect to marketed products and the current operations with respect to the development and marketing, if any, of product candidates under current clinical or current preclinical trial or development). Upon the execution of this Agreement and the consummation of the Merger, the Company and its Subsidiaries shall have the right to exercise all of their rights under agreements granting rights to the Company or any of its Subsidiaries with respect to Intellectual Property of Third Parties to the same extent and in the same manner they would have been able to had the Merger not occurred, without the payment of any additional consideration as a direct result of the execution of this Agreement and the consummation of the Merger and without the necessity of any Third Party consent as a result of such transactions, except in the case where the failure to have any such rights would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(d) To the Knowledge of the Company, the conduct of the business and the operations of the Company as currently conducted do not infringe, misappropriate, dilute, or otherwise violate the Intellectual Property of any Third Party, with the exception that the Company makes no such representation or warranty with respect to the Patents listed in Section 4.16(d) of the Disclosure Schedule. No claim is pending and either served or noticed in writing, on, upon, or against the Company or any of its Subsidiaries, or to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries received any written notice since October 11, 2008 (i) alleging that the conduct of the business and operations of the Company and its Subsidiaries, taken as a whole, as currently conducted infringes, dilutes, misappropriates, or otherwise violates the Intellectual Property of any Third Party in a manner that is material to the conduct of the business or operations of the Company and its Subsidiaries, taken as a whole, or (ii) challenging the validity, scope, use, or registrability of any Company Intellectual Property or the ownership by the Company or its Subsidiaries of such Company Intellectual Property or the right of the Company or any of its Subsidiaries to use such Company Intellectual Property.

(e) To the Knowledge of the Company, no Person is infringing, misappropriating, diluting, or otherwise violating any material Company Intellectual Property, and since October 11, 2008, no such claims have been asserted in writing or, to the Knowledge of the Company, threatened in writing against any Person by the Company.

(f) As of the date hereof, (i) none of the Company Intellectual Property that consists of Patents, Trademarks, and Copyrights and is listed on Section 4.16(a) of the Company Disclosure Schedule (the “Company Patents, Trademarks, and Copyrights”) is the subject of any pending litigation, reissue, interference, reexamination, or opposition proceeding that has been served upon, or for which written notice has been provided to, the Company or its Subsidiaries, (ii) the Company and its Subsidiaries have not received any written notice within the two (2) year period occurring immediately prior to the date hereof that any of the foregoing will hereafter be commenced, and (iii) to the Knowledge of the Company, the Company Patents, Trademarks, and Copyrights have been prosecuted in compliance in all material respects with all applicable Laws.

(g) To the Knowledge of the Company, no funding, facilities, or personnel of any Governmental Authority anywhere in the world were used, directly or indirectly, to develop or create in whole or in part, any material Company Intellectual Property, except for the use of any of such funding, facilities or personnel that would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, with respect to the ownership or other rights of the Company and its Subsidiaries in or to the Company Intellectual Property, taken as a whole.

(h) To the Knowledge of the Company, all current employees of the Company and its Subsidiaries who have contributed in any material respect to the creation or development of any Company Intellectual Property have been advised of, and consented to comply with, the Company policy as set out in the Company Employee Handbook, regarding the assignment to the Company or any of its Subsidiaries of any Intellectual Property arising or resulting from services performed for or on behalf of the Company or its Subsidiaries by such Persons during or in the scope of their employment. To the Knowledge of the Company, all consultants and independent contractors of the Company or its Subsidiaries who have contributed in any material respect to the creation or development of any Company Intellectual Property have entered into written agreements requiring such consultants and independent contractors either (i) to assign their rights, title and interests to such Company Intellectual Property to the Company or any of its Subsidiaries, or (ii) to authorize either the Company or its Subsidiary to use such Company Intellectual Property in the manner intended by the Company or such Subsidiary. To the Knowledge of the Company, no current or former employee, officer, director, consultant, or independent contractor of the Company or its Subsidiaries owns, or since October 11, 2008, has claimed in a writing addressed to the Company or any Subsidiary, any rights in any material Company Intellectual Property.

(i) The Company and its Subsidiaries have used commercially reasonable efforts to protect the secrecy and confidentiality of the Company’s and its Subsidiaries’ material Trade Secrets that are owned by the Company or its Subsidiaries, or co-owned or jointly-owned by them with any third parties. To the Knowledge of the Company, all current and former employees of the Company and its Subsidiaries with access to the Company’s and its Subsidiaries’ material Trade Secrets that are owned by the Company or its Subsidiaries, or co-owned or jointly-owned by them with any third parties have been advised of, and consented to comply with, the Company policy as set out in the Company Employee Handbook regarding maintaining the confidentiality of such Trade Secrets of the Company and its Subsidiaries and not using such Trade Secrets except as authorized by the Company or any of its Subsidiaries. To the Knowledge of the Company, none of such current or former employees, officers, or directors is in violation of such confidentiality policy, except for violations that would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole. To the Knowledge of the Company, all consultants and independent contractors of the Company or its Subsidiaries who have access to or use any material Trade Secrets that are owned by the Company or its Subsidiaries, or co-owned or jointly-owned by them with any third parties have entered into written agreements regarding maintaining the confidentiality of such Trade Secrets of the Company and its Subsidiaries and not using such Trade Secrets except as authorized by the Company or any of its Subsidiaries.

(j) The Company and its Subsidiaries have used commercially reasonable efforts to (i) protect from unauthorized disclosure all personally identifiable information of employees and any Third Parties (including participants in clinical trials) that they own or control, and (ii) protect from unauthorized disclosure by the Company or its Subsidiaries, or their respective employees acting within the scope of their employment, all personally identifiable information of employees and any Third Parties (including participants in clinical trials) that they have access to, including (for both (i) and (ii) herein) (x) complying with their own internal policies and procedures, and (y) to the Knowledge of the Company, complying in all material respects with all applicable Laws (if any) relating to such personally identifiable information.

(k) To the Knowledge of the Company, the Company’s and its Subsidiaries’ computers, computer software, firmware, middleware, user interface, source code, object code, algorithms, databases, servers, workstations, tools, routers, hubs, switches, data communications lines, and all other information technology equipment (the “IT Assets” ) (x) operate and perform in all material respects as necessary to their business and operations as presently conducted, except for those failures to operate or perform that would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect; and (y) have not materially failed within the past two years, except for those failures that would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. To the Knowledge of the Company, no person has gained unauthorized access to the IT Assets, except where the unauthorized access would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(l) To the Knowledge of the Company, the Company does not own any material proprietary software, including object code and source code, that are used in or necessary for use in the Company’s business or operations. The Company has implemented commercially reasonable backups and security measures to duplicate, store, and protect its material information that is stored in electronic form or media.

(m) Notwithstanding any other provision of this Agreement, this Section 4.16 sets forth the sole and exclusive representations and warranties of the Company with respect to Company Intellectual Property.

Section 4.17 Taxes. (a) The Company and each of its Subsidiaries have timely filed (or caused to be timely filed) all material Tax Returns required to be filed by them, which Tax Returns are true and complete in all material respects, and have paid (or caused to be paid) all material amounts of Taxes required to be paid by them (whether or not shown to be payable on such Tax Returns and including any assessed deficiency resulting from an audit, examination or other proceeding with respect to a material amount of Taxes), other than any such Taxes for which adequate reserves have been established, in accordance with GAAP, on the consolidated financial statements included in the most recent Company SEC Documents. The Company and each of its Subsidiaries have withheld and paid over to the appropriate Governmental Authorities all material amounts of Taxes required to have been withheld and paid over by them, and have complied in all material respects with all information reporting and backup withholding requirements in connection with amounts paid or owing to any employee, creditor, independent contractor or other Person. No audit, examination or other proceeding is pending against the Company or any of its Subsidiaries for any alleged deficiency involving a material amount of Taxes, and neither the Company nor any of its Subsidiaries has been notified of any such potential audit, examination or other proceeding. Neither the Company nor any of its Subsidiaries has executed a waiver or extension of any applicable statute of limitations to assess any amount of Taxes. There are no outstanding requests by the Company or any of its Subsidiaries for any extension of time within which to file any material Tax Return or within which to pay any material amount of Taxes. There are no Liens for Taxes with respect to any assets of the Company or any of its Subsidiaries, other than any statutory Liens for Taxes not yet due and payable for which adequate reserves have been established, in accordance with GAAP, on the consolidated financial statements included in the most recent Company SEC Documents. The relevant statute of limitations is closed with respect to the federal and material state and local (and, to the Knowledge of the Company, material foreign) income and franchise Tax Returns of the Company and each of its Subsidiaries for all taxable periods through December 31, 2004.

(b) Neither the Company nor any of its Subsidiaries will be required to include a material item of income in, or exclude a material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing; (ii) “closing agreement” as described in Section 7121 of the Code (or any comparable or similar provisions of applicable Law) executed on or prior to the Closing; (iii) election pursuant to Section 108(i) of the Code made effective on or prior to the Closing; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any comparable or similar provisions of applicable Law); (v) installment sale or open transaction disposition made on or prior to the Closing; or (vi) prepaid amount received on or prior to the Closing. During the preceding three (3) years, no claim has been made by a Governmental Authority in the United States and, to the Knowledge of the Company, in a foreign jurisdiction, in either case, where none of the Company or any of its Subsidiaries files Tax Returns that the Company or its Subsidiary, as applicable, is or may be liable for a material amount of income or franchise Taxes in that jurisdiction, which Taxes have not been paid or adequately reserved for, in accordance with GAAP, on the consolidated financial statements included in the most recent Company SEC Documents.

(c) Neither the Company nor any of its Subsidiaries is (or has been) included in any affiliated, consolidated, combined or unitary group, other than any such group for which the Company, any Subsidiary or any predecessor of any Subsidiary, as applicable, is or was the common parent. Neither the Company nor any of its Subsidiaries has any actual or potential liability for Taxes of any Person other than the Company or any of its Subsidiaries (i) under Treasury Regulation Section 1.1502-6 (or any comparable or similar provisions of applicable Law, including any arrangement for group or consortium relief), (ii) as a transferee or successor, (iii) by contract or (iv) otherwise. Neither the Company nor any of its Subsidiaries is a party to (or is bound by) any Tax sharing, allocation or indemnity agreement or any similar agreement, arrangement or practice with respect to Taxes. No power of attorney with respect to a material amount of Taxes has been executed or filed with any Governmental Authority by or on behalf of the Company or any of its Subsidiaries, which power of attorney remains in effect.

(d) The current liability with respect to unpaid Taxes of the Company and each of its Subsidiaries as of the date of the most recent Company SEC Documents does not, in the aggregate, exceed by a material amount the amount of the current liability accruals with respect to Taxes (excluding reserves for deferred Taxes) reflected on the consolidated financial statements included in the most recent Company SEC Documents. The consolidated financial statements of the Company comply with the requirements of the Financial Accounting Standards Board (“FASB”) Interpretation No. 48 (Accounting for Uncertainty in Income Taxes), as codified in FASB SAC 740 (“FIN 48”). Since the date of the most recent Company SEC Documents, neither the Company nor any of its Subsidiaries has incurred any liability with respect to Taxes arising from extraordinary gains or losses (within the meaning of GAAP) outside the ordinary course of business in accordance with past custom and practice. The Company has authorized Parent to access the work papers of the outside auditors of the Company and its Subsidiaries with respect to (i) the components of the accrual for deferred Taxes contained on the consolidated financial statements included in the most recent Company SEC Documents and (ii) compliance with FIN 48.

(e) Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all transactions between and among the Company and any of its Subsidiaries have been made at arm’s length for all applicable Tax purposes, and (ii) the Company and each of its Subsidiaries have satisfied the documentation requirements for all transfer pricing arrangements for purposes of Section 482 of the Code (and any comparable or similar provisions of applicable Law). Neither the Company nor any of its Subsidiaries has a material amount of deferred gain or loss arising out of any deferred intercompany transactions (as described in Treasury Regulation Section 1.1502-13). The Company has made available to Parent true and complete copies of (i) all material Tax Returns (including amendments) of the Company and each of its Subsidiaries for all taxable periods for which the applicable statute of limitations has not yet expired; (ii) all material Tax rulings, revenue agent reports, settlement agreements, and “closing agreements” as described in Section 7121 of the Code (or any comparable or similar provisions of applicable Law) submitted by, received by or agreed to by or on behalf of the Company or any of its Subsidiaries for all taxable periods for which the applicable statute of limitations has not yet expired; and (iii) all schedules identifying each Tax exposure that the Company or any of its Subsidiaries has recognized in accordance with FIN 48 (or any comparable or similar provisions of applicable Law). In the event Proposed Treasury Regulation Section 1.6012-2 were finalized in its current form, neither the Company nor any of its Subsidiaries would be required to disclose any items other than those addressed in the schedules identified in clause (iii) of the immediately preceding sentence.

(f) Neither the Company nor any of its Subsidiaries is a party to any “reportable transaction” as defined in Treasury Regulation Section 1.6011-4 (or, to the Knowledge of the Company, any comparable or similar provisions of applicable Law). Neither the Company nor any of its Subsidiaries has constituted (or will constitute) a “distributing corporation” or a “controlled corporation” (in each case, within the meaning of Section 355(a)(1) of the Code) in the three (3) years prior to the Closing. Neither the Company nor any of its Subsidiaries has filed an Internal Revenue Service Form 8832 or otherwise elected to change its classification for federal income Tax purposes.

Section 4.18 Employee Benefit Plans. (a) Section 4.18(a) of the Company Disclosure Schedule contains a true and complete list, as of the date hereof, of each material deferred compensation, incentive compensation, sales incentive, stock purchase, stock option and other equity or equity-based compensation plan, program, agreement or arrangement; each severance or termination pay, medical, surgical, hospitalization, disability, Section 125 flexible benefit, life insurance, retiree health insurance, retiree life insurance, and other “welfare” plan, fund or program (within the meaning of Section 3(1) of ERISA; each retirement, defined benefit pension, savings, individual account based savings, supplemental retirement plan, profit-sharing, stock bonus or other “pension” plan, fund or program (within the meaning of Section 3(2) of ERISA); each fringe benefit, bonus, employment, consulting, retention, change in control, termination or severance plan, program, fund, agreement or arrangement; and each other material employee benefit plan, fund, program or agreement or arrangement, in each case, whether oral or written, whether or not subject to ERISA, that is, in each case, sponsored, maintained or contributed to or required to be contributed to by the Company, any of its Subsidiaries or its or their ERISA Affiliates, or to which the Company, any of its Subsidiaries or any of its or their ERISA Affiliates is party, for the benefit of any director, employee, consultant, or independent contractor or former director, employee, consultant or independent contractor of the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has or could have any liability, contingent or otherwise, including as a result of its or their ERISA Affiliates, other than a Foreign Plan (as defined in Section 4.18(k)) (the “Company Plans”).

(b) With respect to each Company Plan, the Company has made available to Parent true and complete copies of (i) each Company Plan and any amendments thereto, (ii) the most recent summary plan descriptions with respect to each Company Plan, to the extent applicable, (iii) any related trust or other funding vehicle, (iv) the most recent Form 5500 and (v) the most recent determination or opinion letter received from the Internal Revenue Service with respect to each Company Plan intended to qualify under Section 401 of Code. Each Company Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has been determined by the Internal Revenue Service to be so qualified or, if no such determination has been made, an application for such determination is pending with the Internal Revenue Service. Nothing has occurred with respect to the operation of each such Company Plan which would reasonably be expected to cause the loss of such qualification or exemption or the imposition of any material liability, penalty or tax under ERISA or under the Code.

(c) No Company Plan is a “multiemployer plan,” as such term is defined in Section 3(37) of ERISA, nor is any Company Plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code. There are no material unfunded liabilities (as defined in Section 4001(a)(17) of ERISA) of any Company Plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, for which any of Parent, the Company, the Surviving Company or any of its or their Subsidiaries or its or their ERISA Affiliates, could reasonably be expected to incur liability under Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code. No liability under Title IV, Section 302 of ERISA or Section 412 of the Code has been incurred by the Company, any of its Subsidiaries or any of its or their ERISA Affiliates that has not been satisfied in full, and no condition exists that presents a risk to Parent, Company, the Surviving Company, any of its or their Subsidiaries or any of its or their ERISA Affiliates of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation arising in the ordinary course (which premiums have been paid when due) and other than liabilities that would not reasonably be expected, individually or in the aggregate, to be material to the Company.

(d) Neither the Company, any of its Subsidiaries nor any of its or their ERISA Affiliates have, within the six (6) years immediately preceding the date of this Agreement, withdrawn or partially withdrawn from any “multiemployer plan,” as such term is defined in Section 3(37) of ERISA. Neither the Company, any of its Subsidiaries nor any of its or their ERISA Affiliates have, within the past twelve (12) months, received written notice from any “multiemployer plan” (as such term is defined in Section 3(37) of ERISA) that it is in reorganization or is insolvent, that increased contributions may be required to avoid a reduction in plan benefits or the imposition of any excise Tax, or that such plan intends to terminate or has terminated.

(e) Each Company Plan has been drafted, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including but not limited to ERISA and the Code, except that, with respect to any Company Plan acquired in connection with the acquisition of Alpharma, Inc., to the Knowledge of the Company, each such plan has been drafted, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including but not limited to ERISA and the Code.

(f) Except to the extent required by Section 4980B of the Code, no Company Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for directors, consultants, independent contractors, employees or former directors, consultants, independent contractors, or employees of the Company or any of its Subsidiaries for periods extending beyond the last day of the month of their retirement or other termination of service. No Company Plan is funded, in whole or in part, through a voluntary employee’s beneficiary association exempt from taxation under Section 501(c)(9) of the Code.

(g) Neither the execution or delivery of this Agreement nor the consummation of the Merger will, either alone or in conjunction with any other event, (i) entitle any current or former director, employee, consultant or independent contractor of the Company or any of its Subsidiaries to severance pay or any other payment, except as expressly provided in this Agreement, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee, consultant or independent contractor, or (iii) accelerate the time of payment or vesting of compensation due any such director, employee, consultant or independent contractor. No payment or benefit paid or provided, or to be paid or provided, whether contingent or otherwise, to current or former employees, directors or other service providers of or to the Company or any of its Subsidiaries (including pursuant to this Agreement) will fail to be deductible for federal income Tax purposes under Section 280G of the Code. No Company Plan or other agreement with any employee provides for a “gross-up” or similar payment in respect of any Taxes that may become payable under Section 409A or Section 4999 of the Code.

(h) Within the three (3) years immediately preceding the date of this Agreement, neither the Company nor any of its Subsidiaries have made any payments that have, or has been or is a party to any agreement, contract, arrangement or plan that have resulted, or will result, separately or in the aggregate, in the payment of any compensation which would be subject to the deduction limit imposed by Code Section 162(m).

(i) There are no pending Actions, or to the Knowledge of the Company, threatened Actions, audits or investigations against any Company Plan, the assets of any of the trusts under such plans or the plan sponsor or the plan administrator, or against any fiduciary of any Company Plans, or otherwise involving any Company Plan (other than routine claims for benefits).

(j) All contributions, premiums and benefit payments under or in connection with the Company Plans required to have been made under the terms of any Company Plan or pursuant to ERISA, the Code and applicable Law have been timely made in all material respects and all obligations in respect of each Company Plan, including, with respect to any period on or before the Acceptance Time, have been properly accrued and reflected in the Company SEC Documents.

(k) To the Company’s Knowledge, Section 4.18(k) of the Company Disclosure Schedule contains a true and complete list, as of the date hereof, of each Foreign Plan. The term “Foreign Plan” shall mean (i) any material plan that would be a Company Plan under Section 4.18(a) except for the fact that it is maintained, sponsored or contributed to primarily for the benefit of any director, employee, consultant, or independent contractor or former director, employee, consultant or independent contractor of the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has or could have any liability, contingent or otherwise, as a result of its or their ERISA Affiliates who are or were providing services outside the United States and (ii) any plan that would be a Company Plan except for the fact that it is subject to any Law other than U.S. federal, state or local Law.

Section 4.19 Employment Matters. (a) Section 4.19(a) of the Company Disclosure Schedule contains a true and complete table listing the number of employees employed by the Company and its Subsidiaries as of August 31, 2010 in each jurisdiction (by locality) in which the Company and/or its Subsidiaries regularly conduct business. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreements or any other labor-related agreements with any labor union, labor organization or works council (“Collective Bargaining Agreements”), and no employees of the Company or any of its Subsidiaries are represented by any labor union, labor organization or works council in connection with their employment with the Company or any Subsidiary. There are no labor representation proceedings or petitions seeking a labor representation proceeding presently pending before the National Labor Relations Board or any other labor relations tribunal or any other Governmental Authority. To the Knowledge of the Company, there are no organizational campaigns, petitions or other activities or proceedings of any labor union, workers’ council or labor organization seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of the Company or any of its Subsidiaries or compel the Company or any of its Subsidiaries to bargain with any such labor union, works council or labor organization; there are no strikes, slowdowns, walkouts, work stoppages or other labor-related controversies pending or, to the Knowledge of the Company threatened; and neither the Company nor any of its Subsidiaries has experienced any such strike, slowdown, walkout, work stoppage or other labor-related controversy within the past three (3) years.

(b) Within the past eighteen (18) months, neither the Company nor any of its Subsidiaries has failed to provide advance notice of layoffs or terminations as required by the Worker Adjustment and Retraining Notification Act or any state or local Laws, or any applicable Law for employees outside the United States, regarding the termination or layoff of employees or has incurred any liability or obligation which remains unsatisfied under such Laws.

(c) The Company and its Subsidiaries are in compliance in all material respects with all applicable Laws relating to the employment of labor (including, employment or labor standards, labor relations, occupational health and safety, human rights, workers’ compensation, severance payment, employment equity, pay equity, wage, hour and medical leave). No material claim with respect to payment of wages, salary or overtime pay is now pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, before any Governmental Authority, and there is no material charge or material proceeding before any Governmental Authority with respect to a violation of any occupational safety or health standards that is now pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries.

(d) As of October 1, 2010, no current employee of the Company or any of its Subsidiaries at the vice president-level or above has given written notice to the Company or any of its Subsidiaries that any such employee intends to terminate his or her employment with the Company or any of its Subsidiaries.

Section 4.20 Environmental Matters. (a) Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) to the Knowledge of the Company, there is no pending or threatened Environmental Claim or Environmental Liability regarding the Company or any of its Subsidiaries or any property currently, or formerly owned, operated or leased by the Company or its Subsidiaries;

(ii) with respect to real property that is currently owned, leased or operated by the Company and its Subsidiaries, and to the Knowledge of the Company, with respect to real property that was formerly owned, leased or operated by the Company or any of its Subsidiaries, there have been no releases, spills or discharges of Hazardous Materials at or from any of such real properties that has caused environmental contamination at any location that is reasonably likely to result in an obligation of the Company or any Subsidiary to investigate or remediate such environmental contamination pursuant to applicable Environmental Law or contractual agreement or otherwise result in any Environmental Claim or Environmental Liability;

(iii) neither (i) the Company or any Subsidiary thereof, (ii) nor to the Knowledge of the Company, any predecessors of the Company or any Subsidiary thereof, (iii) nor to the Knowledge of the Company any entity previously owned by the Company or any Subsidiary thereof, has transported or arranged for the treatment, storage, handling, disposal or transportation of any Hazardous Material at or to any third-party location that is reasonably likely to result in an Environmental Claim or Environmental Liability;

(iv) none of the Owned Real Property or Leased Real Property has any pending obligations pursuant to the New Jersey Industrial Site Recovery Act N.J.S.A. 13:1K-6, et seq. (“ISRA” ), as a result of entering or consummating this Agreement none of the Owned Real Property or Leased Real Property will be subject to any ISRA obligations, and neither the Company nor any Subsidiary thereof has any pending or, to the Knowledge of the Company, foreseeable obligations pursuant to ISRA in regard to any property;

(v) neither the Company nor any Subsidiary thereof has, either expressly or by operation of applicable Law, assumed or undertaken, or agreed to assume or undertake, responsibility for any liability or obligation of any other Person arising under or relating to Environmental Laws;

(vi) to the Knowledge of the Company, the Company has provided Parent with (a) environmental site assessments and substantially similar evaluations reasonably available and in its possession respecting material environmental conditions at currently owned and leased properties; and (b) the most recent written compliance audit reasonably available in its possession for current operating industrial facilities; and

(vii) to the Knowledge of the Company, there are no other activities, conditions or circumstances, that would be reasonably likely to result in any material Environmental Claim or Environmental Liability.

(b) Except as would not be reasonably expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, to the Knowledge of Company, the Company and each of its Subsidiaries are, and for the past five years have been, in compliance with all Environmental Laws (which compliance includes, but is not limited to, possession of all Permits required under applicable Environmental Laws, and compliance with the terms and conditions thereof).

(c) Notwithstanding any other provision of this Agreement, this Section 4.20 sets forth the sole and exclusive representations and warranties of the Company with respect to Environmental Laws, Hazardous Materials and other environmental matters.

Section 4.21 Regulatory Matters. (a) Each of the Company and its Subsidiaries (or their respective agents) has all material licenses, permits, franchises, variances, registrations, exemptions, Orders and other governmental authorizations, consents, approvals and clearances, and has submitted notices to, all Governmental Authorities, including, but not limited to, all authorizations and registrations under the Federal Food, Drug and Cosmetic Act of 1938, as amended (the “FDCA”), the Public Health Service Act of 1944, as amended (the “PHSA”), and the regulations of the United States Food and Drug Administration (the “FDA”) promulgated thereunder, the Federal Controlled Substances Act of 1970 and the regulations of the U.S. Drug Enforcement Administration (the “DEA”) promulgated thereunder and all state controlled substance Laws and regulations and any other Governmental Authority that is concerned with the quality, identity, strength, purity, safety, efficacy, use, manufacturing, advertising, distribution and sale of the Company Products (any such Governmental Authority, a “Company Regulatory Agency”) necessary for the Company or any such Subsidiary to own, lease and operate its properties or other assets and to carry on and operate its respective businesses as currently conducted (the “Company Permits”), and, except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, all such Company Permits are valid, and in full force and effect. There has occurred no violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Company Permit, except as have not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. The Company and each of its Subsidiaries are in compliance in all material respects with the terms of all Company Permits.

(b) Since January 1, 2008, all of the Company Products that are subject to the jurisdiction of the FDA, DEA or any other Company Regulatory Agency are being manufactured, imported, exported, processed, developed, labeled, stored, tested, marketed, advertised, promoted, detailed and distributed by or, to the Knowledge of the Company, on behalf of the Company or its Subsidiaries in compliance in all material respects with all applicable requirements under any Company Permit or Laws, including applicable statutes and implementing regulations administered or enforced by the FDA, DEA or other Company Regulatory Agency, including those relating to investigational use, premarket approval and applications or abbreviated applications to market a new Company Product, or adopt or use a new Trademark.

(c) Since January 1, 2008, all preclinical studies and clinical trials, and other studies and tests conducted by or, to the Knowledge of the Company, on behalf of the Company or any of its Subsidiaries have been, and if still pending are being, conducted in compliance with all applicable Laws, including, but not limited to, the FDCA and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58 and 312, except where such noncompliance has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Since January 1, 2008, no clinical trial conducted by or, to the Knowledge of the Company, on behalf of the Company or any of its Subsidiaries has been terminated or suspended prior to completion for safety or other non-business reasons, and neither the FDA nor any other applicable Company Regulatory Agency, clinical investigator that has participated or is participating in, or institutional review board that has or has had jurisdiction over, a clinical trial conducted by or, to the Knowledge of the Company, on behalf of the Company or any of its Subsidiaries has commenced, or, to the Knowledge of the Company, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate, materially delay or suspend, any ongoing clinical investigation conducted by or, to the Knowledge of the Company, on behalf of the Company or any of its Subsidiaries.

(d) Since January 1, 2008, neither the Company nor any of its Subsidiaries has had any Company Product or manufacturing site (whether Company-owned or that of a contract manufacturer for Company Products) subject to a Company Regulatory Agency (including FDA and DEA) shutdown or import or export prohibition, nor received any FDA Form 483 or other Company Regulatory Agency written notice of material inspectional observations, “warning letters,” “untitled letters” or written requests to make material changes, in each case as it applies to the Company Products or any of the Company’s manufacturing or distribution processes or procedures that if not complied with has not, and would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(e) Section 4.21(e) of the Company Disclosure Schedule sets forth a list, as of the date hereof, of all recalls, field notifications, market withdrawals or replacements, written warnings, “dear doctor” letters, investigator notices, safety alerts, post-approval “serious adverse event” reports or other material written notice of action relating to an alleged lack of safety or regulatory compliance of the Company Products issued by the Company and/or any of its Subsidiaries since January 1, 2008 (“Safety Notices”).

(f) Since January 1, 2008, all manufacturing operations conducted by or, to the Knowledge of the Company, for the benefit of the Company or any of its Subsidiaries have been conducted in material compliance with applicable Laws, including the provisions of the FDA’s current good manufacturing practice regulations at 21 C.F.R. Parts 210-211 for Company Products sold in the United States, and the respective counterparts thereof promulgated by Company Regulatory Agencies in countries outside the United States, except where the failure to so comply has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. There are no pending or, to the Knowledge of the Company, threatened actions or proceedings by the FDA, DEA or any applicable foreign equivalent which would prohibit or materially impede the sale of any product currently manufactured and/or sold by the Company or any of its Subsidiaries into any market.

(g) Since January 1, 2008, to the Knowledge of the Company, neither the Company, nor any of its Subsidiaries, has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA or any other Company Regulatory Agency to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, or similar policies, set forth in any applicable Laws. Since January 1, 2008, none of the Company, its Subsidiaries or, to the Knowledge of the Company, any of their respective officers or key employees has been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment under applicable Law, including, without limitation, 21 U.S.C. Section 335a. No Actions that would reasonably be expected to result in such a material debarment are pending, and the Company has not received written notice that any such Actions are threatened against the Company, its Subsidiaries, or any of their respective officers or key employees.

(h) Each of the Company and its Subsidiaries, and to the Knowledge of the Company its respective directors, officers, employees, and agents (while acting in such capacity) is, and at all times has been in compliance with all Health Care Laws applicable to the Company or any of its Subsidiaries or by which any or their respective properties, businesses, products or other assets is bound or affected, including, to the extent applicable, the federal Anti-kickback Statute (42 U.S.C. § 1320a-7b(b)), the Anti-Inducement Law (42 U.S.C. § 1320a-7a(a)(5)), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), the exclusion Laws (42 U.S.C. § 1320a-7), the Food Drug and Cosmetic Act (21 U.S.C. §§ 301 et seq.), the Controlled Substances Act (21 U.S.C. §§ 801 et seq), the Medicare Program (Title XVIII of the Social Security Act), the Medicaid Program (Title XIX of the Social Security Act), the regulations promulgated pursuant to such Laws, requirements of the Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8) and any state supplemental rebate program, requirements of Medicare average sales price reporting (42 U.S.C. § 1395w-3a), the Public Health Service Act (42 U.S.C. § 256b), the VA Federal Supply Schedule (38 U.S.C. § 8126), state pharmaceutical assistance programs and regulations under such Laws (collectively, “Health Care Laws”), except for non-compliance that has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Since January 1, 2008, none of the Company or any of its Subsidiaries has received any written notification, written correspondence or any other written communication from any Governmental Authority, including, without limitation, the FDA, the DEA, the Centers for Medicare and Medicaid Services, and the Department of Health and Human Services Office of Inspector General, specifically alleging material non-compliance by, or liability of, the Company or any of its Subsidiaries, under any Health Care Laws.

(i) None of the Company or any of its Subsidiaries is a party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or other similar written agreements, in each case, entered into with or imposed by any Company Regulatory Agency, other than any such agreement, decree or order that has been previously disclosed in any other filing with a Company Regulatory Agency.

(j) Neither the Company nor any of its Subsidiaries has received any written notice from the FDA, DEA or any other Governmental Authority that it has commenced, or threatened to initiate, any action to withdraw approval, place sales or marketing restrictions on or request the recall of any Company Product, or that it has commenced, or threatened to initiate, any action to enjoin or place restrictions on the production of any Company Products.

(k) As to the Company Products for which a biological license application, new drug application, abbreviated new drug application, investigational new drug application or similar state or foreign regulatory application has been approved, the Company and its Subsidiaries are in compliance with 21 U.S.C. §§ 355,

Section 351 of the PHSA or 21 C.F.R. Parts 312, 314, 600 or 601 et seq., respectively, and all applicable similar state and foreign regulatory requirements of any Governmental Authority, and all terms and conditions of such licenses or applications, except for any such failure or failures to be in compliance that have not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. As to each drug for which the Company has material sales, the Company and any relevant Subsidiary of the Company, and the officers, employees or agents of the Company and any Subsidiary of the Company, have included in the application for such drug, where required, the certification described in 21 U.S.C. § 335a(k)(1) and the list described in 21 U.S.C. § 335a(k)(2) and each such certification and list was true and complete in all material respects when made. In addition, the Company and each of its Subsidiaries is in compliance with all applicable registration and listing requirements set forth in 21 U.S.C. § 360 and 21 C.F.R. Part 207, except for failures to so comply that have not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(l) Notwithstanding any other provision of this Agreement, this Section 4.21 sets forth the sole and exclusive representations and warranties of the Company with respect to the regulatory matters described in this Section 4.21.

Section 4.22 Insurance. (a) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, each insurance policy under which the Company or any of its Subsidiaries is an insured or otherwise the principal beneficiary of coverage (collectively, the “Insurance Policies”) is in full force and effect and all related premiums have been paid to date.

(b) The Company and its Subsidiaries are in compliance with the terms and conditions of the Insurance Policies, except for any non-compliance as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(c) Except as has not, and would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice under any such policy) under any Insurance Policy, and, to the Knowledge of the Company, no event has occurred which, with notice or lapse of time, would constitute such breach or default, or permit termination or modification, under such policy.

Section 4.23 Brokers and Finder’s Fees. Except for Credit Suisse Securities (USA) LLC (the “Company Financial Advisor”), the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has heretofore made available to Parent the material terms of the engagement letter, including fees, between the Company and the Company Financial Advisor pursuant to which such firm would be entitled to any payment relating to the Transactions and any other transactions contemplated by this Agreement.

Section 4.24 Opinion of Financial Advisor. The Company’s Board of Directors has received the opinion of the Company Financial Advisor, to the effect that, as of the date of the opinion, and based upon and subject to the considerations, limitations and other matters set forth therein, each of the Offer Price and the Merger Consideration to be received pursuant to this Agreement by Company Shareholders is fair, from a financial point of view, to the Company Shareholders.

Section 4.25 Antitakeover Statutes. The Company’s Board of Directors has duly taken all actions so that no “fair price,” “moratorium,” “control share acquisition,” “interested shareholder,” “business combination” or other similar anti-takeover statute or regulation enacted under state or federal Laws in the United States (including under the TBCA and the Tennessee Business Combination Act) will prohibit the execution, delivery or performance of or compliance with this Agreement or the Transactions.

Section 4.26 Foreign Corrupt Practices and International Trade Practices. (a) To the Knowledge of the Company, neither the Company or its Subsidiaries, nor any of their respective directors, officers, employees, agents, or representatives has directly or indirectly offered or paid anything of value to a Foreign Official for the purpose of obtaining or retaining business or securing an improper advantage.

(b) To the Knowledge of the Company, neither the Company or its Subsidiaries, nor any of their respective directors, officers, employees, agents, or representatives has directly or indirectly taken any action in violation of any export restrictions, anti-boycott regulations, embargo regulations or other similar U.S. or foreign Laws. None of the Company’s directors, officers, or, to the Knowledge of the Company, employees, agents or representatives is a “specially designated national” or blocked Person under U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”). To the Knowledge of the Company, the Company has not engaged in any business with any person or in any country that it is prohibited for a U.S. Person to engage in any business with or in under U.S. sanctions administered by OFAC.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as disclosed in the disclosure letter delivered by Parent to the Company (the “Parent Disclosure Letter”) simultaneously with the execution of this Agreement, Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 5.01 Organization, Standing and Corporate Power. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing (or equivalent status, to the extent such concept exists) under the Laws of the state of its incorporation, formation or organization, as the case may be, and has all requisite corporate power and authority to carry on its business as now being conducted.

Section 5.02 Corporate Authorization. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which each is a party and to perform their respective obligations hereunder and to consummate the Transactions. The consummation by Parent of the Transactions has been duly authorized by its Board of Directors. The execution, delivery and performance by Merger Sub of this Agreement, and the consummation by Merger Sub of the Transactions, has been duly authorized and adopted by its Board of Directors and approved by Parent (or one or more subsidiaries of Parent) as the shareholder or shareholders of Merger Sub. Except for filing the Articles of Merger with the Secretary of State of the State of Tennessee, no other corporate action on the part of Parent and Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by them of the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery of this Agreement by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms (subject to the Bankruptcy and Equity Exception).

Section 5.03 Governmental Authorization. Except for (a) filings required under, and compliance with other applicable requirements of, (i) the Exchange Act, and any other applicable federal securities Laws (ii) state securities or “blue sky” Laws and (iii) the rules and regulations of the NYSE, (b) the filing of the Articles of Merger with the Secretary of State of the State of Tennessee pursuant to the TBCA, (c) compliance with the TBCA, or any applicable Tennessee anti-takeover or investor protection statute and (d) filings required under, and compliance with other applicable requirements of, the HSR Act or any foreign antitrust, competition or similar Laws, no consents or approvals of, or filings with, any Governmental Authority are necessary for the execution and delivery of this Agreement by Parent and Merger Sub and the consummation by the Parent and Merger Sub of the Transactions, other than such other consents, approvals or filings that, if not obtained, made or given, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.04 No-Conflict. Neither the execution and delivery of this Agreement by Parent or Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor compliance by Parent or Merger Sub with any of the provisions of this Agreement, will (a) conflict with or violate the charter or by-laws (or similar documents) of Parent or Merger Sub, (b) assuming that the consents, approvals and filings referred to in Section 5.03 are obtained and made, violate any Restraint or Law applicable to Parent or any of its Subsidiaries (including Merger Sub), or (c) violate, breach or constitute a default (or an event which, with the notice or lapse of time, or both, would constitute a default) under any of the terms, conditions or provisions of any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party or to which they may be bound, except in the case of clauses (b) and (c) for such violations, breaches or defaults as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.05 Ownership and Operations of Merger Sub. Parent owns, and at the Effective Time will own, beneficially and of record, all of the outstanding capital stock of Merger Sub either directly or indirectly through one or more of its wholly-owned subsidiaries. Merger Sub was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities, has not incurred any material obligations or liabilities except pursuant to this Agreement and has conducted its operations only as contemplated by this Agreement.

Section 5.06 Information Supplied. (a) The information supplied by Parent, Merger Sub for inclusion or incorporation by reference in the Schedule 14D-9 will, at the time the Schedule 14D-9 is filed with the SEC, and at the time the Schedule 14D-9 is first sent to the Company Shareholders, not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading.

(b) The Offer Documents that will be provided to the Company Shareholders in connection with the Offer will, when filed with the SEC, comply as to form in all material respects with the applicable requirements of the Exchange Act and all other applicable Laws. The Offer Documents will, at the time the Offer Documents are filed with the SEC or at the time the Offer Documents are first sent to the Company Shareholders not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading; provided, however, that no representation or warranty is made by Parent or Merger Sub with respect to information supplied by the Company or any of their directors, officers, employees, affiliates, agents or other representatives for inclusion or incorporation by reference in the Offer Documents.

Section 5.07 Brokers and Other Advisors. Except for J.P. Morgan Securities LLC (the “Parent Financial Advisor”), the fees and expenses of which will be paid by Parent, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

Section 5.08 Sufficient Funds. Parent’s and Merger Sub’s obligations hereunder are not subject to any conditions regarding Parent’s, Merger Sub’s or any other Person’s ability to obtain financing for the Transactions. Parent and Merger Sub have, and will have as of the Acceptance Time and Effective Time and the Closing, sufficient cash available to pay all amounts to be paid by Parent and Merger Sub in connection with this Agreement and the Transactions, including Parent’s and Merger Sub’s costs and expenses, the aggregate Merger Consideration on the terms and conditions contained in this Agreement, and there is no restriction on the use of such cash for such purpose.

Section 5.09 Company Stock. (a) For purposes of the applicable provisions of the TBCA and the Company Charter Documents, neither Parent nor Merger Sub, alone or together with any other Person (i) is, nor at any time during the last three (3) years has it been, an “interested shareholder” of the Company under the TBCA or Company Charter Documents or (ii) has taken any action that would cause any anti-takeover statute under the TBCA to be applicable to this Agreement.

(b) Neither Parent nor Merger Sub nor any of their respective Affiliates beneficially owns (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, or is the record holder of, and is not a party to any Contract for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of the Company, except for any such shares that may be owned by any employee benefit or other plan administered by or on behalf of Parent or any of its Subsidiaries, to the extent the determination to acquire such shares was not directed by Parent or Merger Sub.

ARTICLE VI

COVENANTS

Section 6.01 Conduct of the Company. (a) The Company covenants and agrees as to itself and its Subsidiaries that, from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement in accordance with Section 8.01, except as (i) specifically permitted by any other provision of this Agreement (or as set forth in Section 6.01(a) of the Company Disclosure Schedule), (ii) required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company or any of its Subsidiaries or (iii) except with Parent’s consent in writing, the business of the Company and its Subsidiaries shall be conducted in the ordinary course consistent with the Company’s past practice and, to the extent consistent therewith, the Company and its Subsidiaries shall use their respective commercially reasonable efforts to (w) preserve their assets, (x) keep available the services of current officers, key employees and consultants of the Company and each of its Subsidiaries, (y) preserve the Company’s business organization intact and maintain its existing relations and goodwill with customers, suppliers, distributors, creditors, lessors, consultants, regulators, business partners, clinical trial investigators or managers of its clinical trials and (z) comply in all material respects with applicable Law.

(b) Except as specifically permitted by any other provision of this Agreement (or as set forth in Section 6.01(b) of the Company Disclosure Schedule) or required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company, from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement in accordance with Section 8.01, unless Parent otherwise consents in writing, neither the Company nor any of its Subsidiaries shall:

(i) amend the Company Charter Documents or other similar organizational documents;

(ii)(A) issue, deliver, sell, grant, dispose of, pledge or otherwise encumber any shares of capital stock of any class or any other ownership interest of the Company or any of its Subsidiaries (the “Company Securities”), or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any Company Securities, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any Company Securities, provided that the Company may issue shares of Company Common Stock, solely upon the exercise or settlement of Company Compensatory Awards that are outstanding on the date of this Agreement in accordance with their terms as of the date of this Agreement or upon the exercise of the Top-Up Option, in each case; (B) redeem, purchase or otherwise acquire any outstanding Company Securities, or any rights, warrants, options, calls, commitments or any other agreements of any character to acquire any Company Securities, except in connection with the exercise or settlement of Company Compensatory Awards that are outstanding on the date of this Agreement and in accordance with their terms as of the date of this Agreement and consistent with past practice; (C) adjust, split, combine, subdivide or reclassify any Company Securities; (D) enter into any Contract with respect to the sale, voting, registration or repurchase of Company Common Stock, any other Company Securities or the capital stock of any Subsidiary of the Company; or (E) except as required by the terms of this Agreement, amend (including by reducing an exercise price or extending a term) or waive any of its rights under, or accelerate the vesting under (except as required by the terms of the Company Stock Plan in effect on the date of this Agreement), any provision of the Company Stock Plan or any agreement evidencing any outstanding stock option or other right to acquire Company Securities or any restricted stock purchase agreement or any similar or related contract;

(iii) directly or indirectly acquire or agree to acquire in any transaction any Equity Interest in, or business of, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof or any properties or assets (other than purchases of supplies and inventory in the ordinary course of business consistent with past practice) if the aggregate amount of the consideration paid or transferred by the Company and the Company’s Subsidiaries in connection with all such transactions would exceed $2,000,000;

(iv) sell, pledge, dispose of, transfer, abandon, allow to lapse or expire, lease, license, mortgage or otherwise encumber or subject to any Lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction) (other than a Permitted Lien), any properties, rights or assets (including securities of the Company and the Company’s Subsidiaries, and the Company Intellectual Property) with a fair market value in excess of $1,000,000 individually or $5,000,000 in the aggregate to any Person, except (A) sales of inventory in the ordinary course of business consistent with past practices, (B) as required to be effected prior to the Effective Time pursuant to Contracts in force on the date of this Agreement and listed on Section 6.01(b)(iv) of the Company Disclosure Schedule, or (C) transfers among the Company and its Subsidiaries;

(v) incur, create, assume or otherwise become liable for any Indebtedness for borrowed money (including the issuance of any debt security and the assumption or guarantee of obligations of any Person) (or enter into a “keep well” or similar agreement), including through borrowings under any of the Company’s existing credit facilities, or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, in each case in an amount in excess of $2,000,000 in the aggregate;

(vi) declare, set aside, make or pay any dividend or other distribution, whether payable in cash, stock, property or otherwise, in respect of the Company Capital Stock;

(vii)(A) increase in any respect the compensation of any of its directors, officers or employees, other than as required pursuant to applicable Law or the terms of Collective Bargaining Agreements in effect on the date of this Agreement and listed in the Company Disclosure Schedule (true and complete copies of which have been made available to Parent); (B) grant any severance or termination benefits to any director, officer, employee, independent contractor or consultant of the Company or any of its Subsidiaries, except as required under the terms of any Company Plan or as required by applicable Law; (C) make any new equity awards to any director, officer, employee or consultant of the Company or any of its Subsidiaries; (D) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment of, compensation or benefits under any Company Stock Plan or Company Plan to the extent not required by the terms of such Company Stock Plan or Company Plan as in effect on the date of this Agreement; (E) enter into, establish, amend or terminate any Company Plan, employment, retention or change in control agreement, Collective Bargaining Agreements, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity (or equity-based), pension, retirement, vacation, severance, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or arrangement with, for or in respect of, any shareholder, director, officer, other employee, consultant or Affiliate; or (F) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined;

(viii) communicate in a writing that is intended for broad dissemination to the Company’s employees regarding compensation, benefits or other treatment they will receive in connection with or following the Merger, unless any such communications are consistent with prior directives or documentation provided to the Company by Parent (in which case, the Company shall provide Parent with prior notice of and the opportunity to review and comment upon any such communications);

(ix) make any changes in financial accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by GAAP, applicable Law or regulatory guidelines;

(x) write up, write down or write off the book value of any assets, in the aggregate, in excess of $5,000,000, except in accordance with GAAP consistently applied;

(xi) release, compromise, assign, settle or agree to settle any suit, action, claim, proceeding or investigation (including without limitation any suit, action, claim, proceeding or investigation relating to this Agreement or the Transactions), other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of monetary damages not in excess of $1,000,000 individually or $10,000,000 in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, the Company or any of its Subsidiaries;

(xii)(A) make, change or revoke any Tax election or adopt or change any method of Tax accounting, (B) enter into any “closing agreement” as described in Section 7121 of the Code (or any comparable or similar provisions of applicable Law), settle or compromise any liability with respect to Taxes or surrender any claim for a refund of Taxes, (C) file any amended Tax Return, or (D) consent to any extension or waiver of the limitations period applicable to any claim or assessment with respect of Taxes, in each case, to the extent such action could materially affect Parent, the Company, or any of their Subsidiaries in a taxable period (or portion thereof) ending after the Closing;

(xiii) make or commit to any capital expenditures which (A) involve the purchase of real property or (B) are not budgeted for in the Company’s current annual capital plan, a copy of which is in Section 6.01(b)(xiii) of the Company Disclosure Schedule, having an aggregate value in excess of $1,000,000;

(xiv)(A) enter into or terminate any Material Contract (other than a confidentiality agreement containing a standstill agreement as contemplated by Section 6.03), (B) materially modify, amend, waive any right under or renew any Material Contract, other than (in the case of this clause (B)), in the ordinary course of business consistent with past practice, (C) enter into or extend the term or scope of any Contract that purports to restrict the Company, or any of its Subsidiaries or Affiliates or any successor thereto, from engaging or competing in any line of business or in any geographic area, or (D) enter into any Contract that would be breached by, or require the consent of any Third Party in order to continue in full force following, consummation of the Transactions;

(xv) enter into any material joint venture, license, alliance, joint promotion, co-marketing or development agreement or arrangement with any other Person, including with respect to any products or products in development with any other Person;

(xvi) fail to pay any required filing, prosecution, maintenance, or other fees, or otherwise fail to make any document filings or payments required to maintain any material Company Intellectual Property in full force and effect or to diligently prosecute applications for registration of material Company Intellectual Property;

(xvii) announce, implement or effect any reduction in force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of the Company or any of its Subsidiaries, except in the ordinary course of business and consistent with the Company’s past practice;

(xviii) make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance (other than travel and similar advances to its employees in the ordinary course of business consistent with past practice) to, any Person other than a direct or indirect wholly owned Subsidiary of the Company in the ordinary course of business and consistent with the Company’s past practice;

(xix) hire or offer employment to any individual (other than with respect to employees hired pursuant to offers of employment outstanding on the date hereof or with respect to newly hired employees filling positions that are reasonably and in good faith deemed by the Company to be essential and consistent with the Company’s past practice;

(xx) enter into, amend or cancel any Insurance Policies other than in ordinary course of business, or seek a quote or proposal for any directors’ and officers’ liability insurance and/or fiduciary liability insurance to be obtained by the Company pursuant to Section 6.12;

(xxi) take any action that (1) would reasonably be expected to impose any material delay in the obtaining of, or significantly increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, or (2) would be reasonably expected to increase the risk of any Governmental Authority entering a Restraint prohibiting or impeding the consummation of the Transactions;

(xxii) merge or consolidate the Company or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(xxiii)(i) purchase any financial instruments; (ii) change in a material manner the average duration of the Company’s investment portfolio or the average credit quality of such portfolio; (iii) materially change investment guidelines with respect to the Company’s investment portfolio; (iv) hypothecate, repo, encumber or otherwise pledge assets in the Company’s investment portfolio; or (v) invest surplus cash from operations in securities other than U.S. Treasury bonds with a duration of three (3) months or less; or

(xxiv) authorize any of, or commit, resolve, propose or agree in writing or otherwise to take any of, the foregoing actions.

Section 6.02 Company Shareholder Meeting. (a) If the approval of this Agreement by the Company’s shareholders is required by applicable Law, as soon as practicable following the consummation of the Offer and the expiration of any subsequent offering period, the Company shall prepare and file with the SEC, the proxy statement that will be provided to the Company Shareholders in connection with the solicitation of proxies for use at the Company Shareholder Meeting, if any, (collectively, as amended or supplemented, the (“Proxy Statement”)) for the solicitation of proxies from the Company Shareholders for use at the Company Shareholder Meeting. The Parent and Merger Sub, as the case may be, shall furnish all information concerning Parent and Merger Sub (and their respective Affiliates, if applicable) as the Company may reasonably request in connection with the preparation and filing with the SEC of the Proxy Statement. Subject to applicable Law, the Company shall use commercially reasonable efforts to cause the Proxy Statement to be disseminated to the Company Shareholders as promptly as practicable following the filing thereof with the SEC and confirmation from the SEC that it will not comment on, or that it has no additional comments on, the Proxy Statement. Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it or any of its respective directors, officers, employees, affiliates, agents or other representatives for use in the Proxy Statement if and to the extent that such information contains any untrue statement of material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company shall take all steps necessary to cause the Proxy Statement, as so corrected, to be filed with the SEC and disseminated to the Company Shareholders, in each case as and to the extent required by applicable Laws. The Company shall provide Parent, Merger Sub and their counsel a reasonable opportunity to review and comment on the Proxy Statement prior to the filing thereof with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent, Merger Sub and their counsel (it being understood that Parent, Merger Sub and their counsel shall provide any comments thereon as soon as reasonably practicable). The Company shall provide in writing to Parent, Merger Sub and their counsel any comments or other communications, whether written or oral, the Company or its counsel may receive from the SEC or its staff with respect to the Proxy Statement promptly after such receipt, and the Company shall provide Parent, Merger Sub and their counsel a reasonable opportunity to review and comment on any response to any such comments of the SEC or its staff, and the Company shall give reasonable and good faith consideration to any comments made by Parent, Merger Sub and their counsel (it being understood that Parent, Merger Sub and their counsel shall provide any comments thereon as soon as reasonably practicable).

(b) If required by applicable Law in order to consummate the Merger, the Company, acting through the Company’s Board of Directors, shall, in accordance with applicable Law and the Company Charter Documents: (i) promptly and duly call, give notice of, convene and hold as soon as reasonably practicable following the date hereof, a meeting of the Company Shareholders for the purpose of approving the Transactions and this Agreement (the “Company Shareholders Meeting”) for the purpose of obtaining the Company Shareholder Approval.

Section 6.03 No Solicitation; Other Offers. (a) Subject to Section 6.03(e), until the date on which this Agreement is terminated pursuant to Section 8.01, the Company shall not, nor shall it authorize or permit any of its Subsidiaries, any of its or their respective directors, officers or employees or any financial advisor, attorney, accountant or other advisor, agent or representative (collectively, “Representatives”) retained by the Company or any of its Subsidiaries to, directly or indirectly through another Person, except as otherwise provided below, (i) solicit, initiate, or knowingly encourage (including by way of furnishing any non-public information relating to the Company or any of its Subsidiaries), or knowingly induce or take any other action which would reasonably be expected to lead to the making, submission or announcement of, any proposal or inquiry that constitutes, or is reasonably likely to lead to, an Acquisition Proposal, (ii) take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including any transaction under, or a Third Party becoming an “interested shareholder” under, the TBCA), or any restrictive provision of any applicable anti-takeover provision in the Company Charter Documents, inapplicable to any transactions contemplated by an Acquisition Proposal (and, to the extent permitted thereunder, the Company shall promptly take all steps necessary to terminate any waiver that may have been heretofore granted, to any Person other than Parent or any of Parent’s Affiliates, under any such provisions), (iii) other than informing Persons of the provisions contained in this Section 6.03, enter into, continue or participate in any discussions or any negotiations regarding any Acquisition Proposal or otherwise take any other action to knowingly facilitate or knowingly induce any effort or attempt to make or implement an Acquisition Proposal, (iv) approve, endorse or recommend an Acquisition Proposal or any letter of intent, memorandum of understanding or other Contract contemplating an Acquisition Proposal or requiring the Company to abandon or terminate its obligations under the Agreement or deliberately fail to satisfy the Tender Offer Conditions; or (v) resolve, propose or agree to do any of the foregoing. The Company shall, and shall cause its Subsidiaries and their respective Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person previously conducted with respect to any Acquisition Proposal. The Company shall promptly deny access to any data room (virtual or actual) containing any confidential information previously furnished to any Third Party relating to any Acquisition Proposal to any such Third Party.

(b) Notwithstanding anything in this Section 6.03 to the contrary, at any time prior to the time on which the Company has received the Company Shareholder Approval, in response to (i) an unsolicited written Acquisition Proposal, received under circumstances not involving a breach of Section 6.03(a), that the Company’s Board of Directors determines in good faith (after consultation with its financial advisor) constitutes or could reasonably be expected to result in a Superior Proposal, or (ii) an inquiry relating to an Acquisition Proposal by a Person that the Company’s Board of Directors determines in good faith is credible and reasonably capable of making a Superior Proposal (an “Inquiry”), the Company may, upon a good faith determination by the Company’s Board of Directors (after receiving the advice of its outside counsel) that failure to take such action would be inconsistent with the Company’s Board of Directors’ fiduciary duties to the Company Shareholders under applicable Law, (x) furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal or Inquiry (and such Person’s Representatives); provided, that, the Company and such Person enter into an Acceptable Confidentiality Agreement; and provided, further, that all such information shall have been previously provided to Parent or is provided to Parent at substantially the same time it is provided to such Person and (y) participate in discussions or negotiations with the Person making such Acquisition Proposal or Inquiry (and its Representatives) regarding such Acquisition Proposal or Inquiry. The Company shall not terminate, waive, amend, release or modify any material provision of any confidentiality agreement to which it or any of its Subsidiaries is a party with respect to any Acquisition Proposal in a manner that renders it not an Acceptable Confidentiality Agreement and shall enforce the material provisions of any such agreement.

(c) The Company shall promptly advise Parent in writing, and in no event later than twenty-four (24) hours after receipt of any Acquisition Proposal or Inquiry, and shall, in any such notice to Parent, indicate the identity of the Person making such Acquisition Proposal or Inquiry and of the Company’s intention to participate or engage in discussions or negotiations with, or furnish non-public information to, such Person and the material terms and conditions of any proposal or offer or the nature of any inquiries or contacts, and thereafter shall promptly keep Parent reasonably informed of all material developments affecting the status and the material terms of any such proposal, offer, inquiry or request and of the status of any such discussions or negotiations.

(d) The Company’s Board of Directors shall not (i) fail to make the Company Board Recommendation to the Company Shareholders, (ii) withhold, withdraw, amend or modify in a manner adverse to Parent, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Parent, the Company Board Recommendation, (iii) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Acquisition Proposal (it being understood that, with respect to a tender offer or exchange offer, taking a neutral position or no position (other than in a communication made in compliance with Rule 14d-9(f) promulgated under the Exchange Act) with respect to any Acquisition Proposal shall be considered a breach of this clause (iii)), or (iv) resolve, agree or publicly propose to take any such actions (each such foregoing action or failure to act in clauses (i) through (iv) being referred to as a “Change in the Company Recommendation”); provided, that the Company’s Board of Directors may make a Change in the Company Recommendation permitted by this Section 6.03(d) and as provided in Section 6.03(e). Notwithstanding the foregoing, the Company’s Board of Directors may at any time prior to the Acceptance Time:

(1) effect a Change in the Company Recommendation in response to an Acquisition Proposal if the Company’s Board of Directors concludes in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties to the Company Shareholders under applicable Law and the Company’s Board of Directors concludes in good faith, after consultation with the Company’s financial advisor, that the Acquisition Proposal constitutes a Superior Proposal;

(2) effect a Change in the Company Recommendation in response to the occurrence of an Intervening Event if the Company’s Board of Directors concludes in good faith, after consultation with outside counsel, that the failure to effect such Change in the Company Recommendation would be inconsistent with its fiduciary duties to the Company Shareholders under applicable Law; or

(3) terminate this Agreement pursuant to Section 8.01(d)(ii) and enter into a definitive agreement with respect to a Superior Proposal, but only if the Company receives an Acquisition Proposal that the Company’s Board of Directors concludes in good faith constitutes a Superior Proposal and the Company’s Board of Directors concludes in good faith, after consultation with outside counsel, that the failure to enter into such definitive agreement would be inconsistent with its fiduciary duties to the Company Shareholders under applicable Law;

provided that in each case that, the Company complies with Section 6.03(e) prior to taking any of the actions set forth in clauses Section 6.03(d)(1), (2) and (3) above.

(e) Notwithstanding anything to the contrary set forth in Section 6.03(d), the Company shall not be entitled to (i) make a Change in the Company Recommendation pursuant to Section 6.03(d)(1) or Section 6.03(d)(2) or (ii) enter into any Company Acquisition Agreement pursuant to Section 6.03(d)(3) unless:

(1) in the case of the matters referenced in Section 6.03(d)(1) and Section 6.03(d)(3), the Company has provided to Parent three (3) Business Days’ prior written notice of its intention to make a Change in the Company Recommendation (a “Recommendation Change Notice”), which Recommendation Change Notice shall specify that the Company’s Board of Directors is prepared to make a Change in the Company Recommendation, and shall contain a description of the material terms of the Acquisition Proposal that the Company’s Board of Directors has determined constitutes a Superior Proposal, a statement that the Company’s Board of Directors has determined that such Acquisition Proposal constitutes a Superior Proposal, a statement that the Company’s Board of Directors intends to enter into an agreement providing for such Superior Proposal, identifying the parties thereto, and delivering to Parent a copy of the Company Acquisition Agreement and any other related material documents for such Superior Proposal, in the form to be entered into (it being understood and agreed that the delivery of such Recommendation Change Notice shall not, in and of itself, be deemed to be a Change in the Company Recommendation), (B) at 5:00 pm, New York time, at the end of the three Business Day period following the date of receipt of the Recommendation Change Notice (or, in the event that the applicable Acquisition Proposal has been materially revised or modified, at 5:00 pm, New York time, on the third (3rd) Business Day following the date of receipt of notice of such material revision or modification, if later), such Acquisition Proposal has not been withdrawn and a Change in the Company Recommendation or entry into a Company Acquisition Agreement continues to be necessary in light of such Superior Proposal in order for the Company’s Board of Directors to comply with its fiduciary duties to the Company Shareholders under applicable Law, after taking into account any changes to the terms of this Agreement offered by Parent, (C) in the case of the matters referenced in Section 6.03(d)(3), the Company Board approves or recommends such Superior Proposal and (D) in the case of the matters referenced in Section 6.03(d)(3), the Company terminates this Agreement pursuant to Section 8.01 and pays to Parent the Termination Fee payable pursuant to Section 8.03; and

(2) in the case of the matters referenced in Section 6.03(d)(2), (A) the Company has provided to Parent a Recommendation Change Notice, which Recommendation Change Notice shall specify that the Company’s Board of Directors is prepared to make a Change in the Company Recommendation, and shall contain a description of the Intervening Event that the Company has determined requires the Change of Company Recommendation, including the basis for such determination (it being understood and agreed that the delivery of such Recommendation Change Notice shall not, in and of itself, be deemed to be a Change in the Company Recommendation) and (B) at 5:00 pm, New York time, at the end of the three (3) Business Day period following the date of receipt of the Recommendation Change Notice, a Change in the Company Recommendation continues to be necessary in light of such Intervening Event in order for the Company’s Board of Directors to comply with its fiduciary duties to the Company Shareholders under applicable Law, after taking into account any changes to the terms of this Agreement offered by Parent.

(f) Nothing contained in this Section 6.03 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to the Company Shareholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the Company Shareholders if, in the good faith judgment of the Company’s Board of Directors, after consultation with outside counsel, failure so to disclose would be inconsistent with its fiduciary duties under applicable Law; provided, however, that this Section 6.03(f) shall not affect the obligations of the Company and the Company’s Board of Directors and the rights of Parent and Merger Sub under Sections 6.03(d) and 6.03(e) to the extent applicable to such disclosure (it being understood that neither any “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, nor any accurate disclosure of factual information (other than the Company or the Company’s directors taking any action set forth in Sections 6.03(d) and 6.03(e)) to the Company Shareholders that is required to be made to such shareholders under applicable Law or in satisfaction of the Company’s Board of Directors’ fiduciary duties or applicable Law, shall be deemed to be a Change in the Company Recommendation).

Section 6.04 Reasonable Best Efforts. (a) Each party shall make or cause to be made, in cooperation with the other parties and to the extent applicable and as promptly as practicable, (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Merger and (ii) all other necessary filings, forms, declarations, notifications, registrations and notices with other Governmental Entities under any other antitrust, competition, trade regulation, or other Laws relating to the Merger. Each party shall use its reasonable best efforts to (i) respond at the earliest practicable date to any requests for additional information made by the United States Department of Justice or any other Governmental Authorities, (ii) act in good faith and reasonably cooperate with the other party in connection with any investigation of any Governmental Authority, (iii) furnish to each other all information required for any filing, form, declaration, notification, registration and notice subject to advice of such party’s antitrust counsel, and (iv) take all other actions reasonably necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act or any foreign antitrust, competition or similar Laws as soon as practicable and not extend any waiting period under the HSR Act or any foreign antitrust, competition or similar Laws or enter into any agreement with a Governmental Authority not to consummate the Merger, except with the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed. In connection with the foregoing: (A) whenever possible, each party shall give the other party reasonable prior notice of any communication with, and any proposed understanding or agreement with, any Governmental Authority regarding any filings, forms, declarations, notifications, registrations or notices, and permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed communication, understanding or agreement with any Governmental Authority with respect to the Merger subject to advice of such party’s antitrust counsel, (B) where reasonably practical, none of the parties hereto shall independently participate in any meeting or conversation, or engage in any substantive conversation, with any Governmental Authority in respect of any filings or inquiry without giving the other party prior notice of the meeting or conversation and, unless prohibited by such Governmental Authority, the opportunity to attend and/or participate, (C) if one party is prohibited by applicable Law or by the applicable Governmental Authority from participating in or attending any meetings or conferences or conversations, the attending party shall keep the other reasonably apprised with respect thereto and (D) the parties hereto shall consult and cooperate with one another in connection with any information or proposals submitted in connection with proceedings under or relating to any antitrust Law. Without limiting the foregoing, the Company and Parent shall each use its reasonable best efforts: (i) to avoid the entry of any Restraint and (ii) to eliminate every impediment under any antitrust Law that may be asserted by any Governmental Authority so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Termination Date). Notwithstanding the foregoing, neither Parent nor any of its Subsidiaries shall be required to (i) propose, negotiate, commit to or effect any such sale, divestiture or disposition of assets or business of Parent or the Company, or any of their respective Subsidiaries, or offer to take or offer to commit to take any such action, provided, that Parent shall be required to use commercially reasonable efforts to take such action, or effect such sale, divestiture or disposition, where such action, sale, divestiture or disposition, individually or in the aggregate, would not result in the one year loss of net sales revenues (as measured by net 2010 sales revenue) in excess of $40,000,000, or (ii) commence or defend any suit, action, or proceeding related to the foregoing or seek to avoid entry of, or to have vacated, overturned or terminated, any Restraint.

(b) Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable under applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including using reasonable best efforts to: (i) obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from Governmental Authorities and make all necessary registrations, declarations and filings with Governmental Authorities, that are necessary to consummate the Merger; and (ii) obtain all necessary consents, waivers and approvals under any Material Contracts or Contracts set forth on Section 4.04 of the Company Disclosure Schedule, to which the Company or any of its Subsidiaries is a party in connection with this Agreement and the consummation of the transactions contemplated hereby.

Section 6.05 Public Announcements. The initial press release with respect to the execution and delivery of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Except as permitted by Section 6.03(d), Parent and the Company shall consult with each other before issuing, and, to the extent practicable, give each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Transactions and consider in good faith the views of the other party, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with or rules of any securities exchange or trading market on which securities of Parent or the Company are listed, in which case the party required to make the release or announcement shall use its commercially reasonable efforts to allow the other party or parties hereto reasonable time to comment on such release or announcement in advance of such issuance (it being understood that the final form and content of any such release or announcement, as well as the timing of any such release or announcement, shall be at the final discretion of the disclosing party).

Section 6.06 Access to Information. (a) Upon reasonable advance notice and subject to applicable Law, the Company shall (and shall cause its Subsidiaries to) afford to the officers, employees, accountants, counsel, financial advisors, and other authorized Representatives of Parent reasonable access during normal business hours, during the period prior to the Effective Time or the termination of this Agreement, to all of its and its Subsidiaries’ properties, books, Contracts, commitments, records, officers and employees, but only to the extent that such access does not unreasonably interfere with the business or operations of the Company and its Subsidiaries (and, to the extent required by applicable Law, access to personnel records will be provided only if authorized by the specific employees), and, during such period, the Company shall (and shall cause its Subsidiaries to) provide access promptly to Parent all other information concerning it and its business, properties and personnel as Parent may reasonably request (including consultation on a regular basis with the Company’s agents, advisors, attorneys and Representatives with respect to litigation matters); provided, however, that the foregoing access shall not include the right to conduct environmental sampling of any kind at any real property without the prior written consent of the Company; provided, further, that the Company may restrict the foregoing access to the extent that (i) any Law applicable to the Company requires the Company or its Subsidiaries to restrict or prohibit access to any such properties or information, (ii) the information is subject to the approval of a Third Party or confidentiality obligations to a Third Party, (iii) such disclosure would result in disclosure of any trade secrets of any Third Party or (iv) disclosure of any such information or document could result in the loss of attorney-client privilege (provided that the Company and/or counsel for the Company shall use their reasonable best efforts to enter into such joint defense agreements or other arrangements, as appropriate, so as to allow for such disclosure in a manner that does not result in the loss of attorney-client privilege); provided, however, that with respect to clauses (i) through (iv) of this Section 6.06(a), the Company shall use its reasonable best efforts to (A) obtain the required consent of any Third Party to provide such access or disclosure, or (B) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Parent and the Company.

(b) With respect to the information disclosed pursuant to Section 6.06(a) or Section 6.17, Parent shall comply with, and shall cause Parent’s Representatives to comply with, all of its obligations under the Confidentiality Agreement, which agreement shall remain in full force and effect in accordance with its terms.

(c) After the date hereof, Parent and the Company shall cooperate to establish a mechanism acceptable to both parties by which Parent will be permitted, prior to the Acceptance Time or the termination of this Agreement and subject to applicable Law, to communicate directly with the Company employees regarding employee related matters.

Section 6.07 Shareholder Litigation. Prior to the Acceptance Time or the termination of this Agreement, (i) the Company shall promptly advise Parent in writing of any shareholder litigation against the Company or its directors relating to this Agreement or the Transactions and shall keep Parent fully informed regarding any such shareholder litigation and (ii) the Company shall control such defense and this Section 6.07 shall not give Parent the right to direct such defense, provided, that, that the Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or its directors or executive officers relating to the Transactions or this Agreement, whether commenced prior to or after the execution and delivery of this Agreement, and shall not settle or offer to settle any such litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.08 Section 16 Matters. Prior to the Effective Time, the Company, Parent and Merger Sub shall take all such steps as may be required and permitted to cause the Transactions, including any dispositions of Company Common Stock (including derivative securities with respect to such Company Common Stock) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.09 Employee Matters. (a) For purposes of this Section 6.09, (i) the term “Covered Employees” shall mean employees (other than employees covered by a Collective Bargaining Agreement) who are actively employed by the Company or its Subsidiaries at the Effective Time; and (ii) the term “Continuation Period” shall mean the period beginning at the Effective Time and ending on the second anniversary of the Effective Time.

(b) Base Compensation. For the Continuation Period, Parent shall provide, or shall cause the Surviving Corporation to provide to each Covered Employee, an annual base salary or hourly rate of pay that is no less than the base salary or hourly rate of pay that such Covered Employee received from the Company immediately prior to the Effective Time.

(c) Bonuses During Continuation Period. Effective January 1, 2011 (or, for Covered Employees who participate in bonus plans of the Company other than the Executive Management Incentive Award Plan, the Management Incentive Award Plan, or the Team-Based Employee Incentive Award Plan, as of the first performance period beginning after the Effective Time) and during the remainder of the Continuation Period, Parent shall, or shall cause its Subsidiaries to, provide to each Covered Employee with annual cash bonus opportunity that is substantially comparable to those offered by the Company immediately before the Effective Time at target base salary multiples (or other target amounts) that are no less favorable than the target base salary multiples or other targets in effect for such Covered Employee during 2010, but with payment based on achievement of performance criteria determined by Parent and applicable generally to similarly-situated or comparable employees of Parent and its Subsidiaries in a consistent and good faith manner during the Continuation Period. Notwithstanding the foregoing, if the Effective Time occurs after December 31, 2010, the Company shall establish in good faith, in reasonable consultation with Parent, annual cash bonus opportunities that are consistent with the Company’s past practice for any performance period that begins before the Effective Time.

(d) Benefit Plans. During the Continuation Period, Parent shall maintain or cause the Surviving Corporation to maintain employee benefit plans, programs, policies and arrangements for Covered Employees that are substantially similar in the aggregate to the Company Plans (other than the bonus plans described in Sections 6.09(c) above, long-term incentives, change in control, retention, transition, stay or similar arrangements) that were in effect immediately prior to the Effective Time; provided, that (i) with respect to Covered Employees who are subject to Collective Bargaining Agreements, employee benefits shall be provided in accordance with the applicable Collective Bargaining Agreements, and (ii) Parent’s obligations under this Section 6.09 shall be subject to such modifications as are necessary to comply with applicable Laws of the foreign countries and their political subdivisions, and applicable labor agreements.

(e) Crediting of Payments. In the event any Covered Employee first becomes eligible to participate under any employee benefit plan, program, policy, or arrangement of the Parent or Surviving Corporation (“Parent Employee Benefit Plan”) following the Effective Time, Parent shall, or shall cause the Surviving Corporation to, (i) waive any pre-existing condition exclusions and waiting periods with respect to participation and coverage requirements applicable to any Covered Employee under any Parent Employee Benefit Plan providing medical, dental, or vision benefits to the same extent such limitation would have been waived or satisfied under the employee benefit plan Covered Employee participated in immediately prior to coverage under the Parent Employee Benefit Plan; and (ii) provide each Covered Employee with credit for any co-payments and deductibles paid prior to the Covered Employee’s coverage under any Parent Employee Benefit Plan during the calendar year in which such amount was paid, to the same extent such credit was given under the employee benefit plan Covered Employee participated in immediately prior to coverage under the Parent Employee Benefit Plan, in satisfying any applicable deductible or out-of-pocket requirements under the Parent Employee Benefit Plan.

(f) Service Crediting. As of the Effective Time, Parent shall recognize, or shall cause the Surviving Corporation to recognize, all service of each Covered Employee prior to the Effective Time, to the Company and its Subsidiaries (as well as predecessor entities of the Company or any of its Subsidiaries) for purposes of eligibility to participate and vesting credit (but excluding, other than with respect to severance and vacation benefits, entitlement to benefits and benefit accrual); for the avoidance of doubt, service of each Covered Employee prior to the Effective Time shall not be recognized for the purpose of any entitlement to participate in, or receive benefits with respect to, any (i) non-elective employer contributions under any Parent Section 401(k) plan or (ii) Parent retiree medical program in which any Covered Employee participates after the Effective Time. In no event shall anything contained in this Section 6.09(f) result in any duplication of benefits for the same period of service.

(g) Honoring of Collective Bargaining Agreements; Represented Employees. With respect to any employee actively employed by the Company or its Subsidiaries at the Effective Time whose terms and conditions of employment are governed by any of the Collective Bargaining Agreements listed on Section 4.19(a) of the Company Disclosure Schedule (each, a “Represented Employee”), Parent agrees to honor or cause to be honored the Collective Bargaining Agreements listed on Section 4.19(a) of the Company Disclosure Schedule as of the Effective Time and to continue all terms and conditions of employment applicable to such Represented Employee under their respective Collective Bargaining Agreements through the expiration, modification or termination of such agreements in conformity with applicable Law.

(h) Nothing in this Section 6.09 shall be construed to limit the right of Parent or any of its Subsidiaries (including, following the Effective Time, the Company and its Subsidiaries) to amend or terminate any Company Plan or other employee benefit plan, to the extent such amendment or termination is permitted by the terms of the applicable plan, nor shall anything in this Section 6.09 be construed to require the Parent or any of its Subsidiaries (including, following the Effective Time, Company and its Subsidiaries) to retain the employment of any particular Covered Employee for any fixed period of time following the Effective Time.

(i) Without limiting the generality of Section 9.07, the provisions of this Section 6.09 are solely for the benefit of the parties hereto, and no current or former employee, director or independent contractor or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of the Agreement, and nothing herein shall be construed as an amendment to any Company Plan or other employee benefit plan for any purpose.

Section 6.10 Resignations. Subject to Section 1.04, prior to the Acceptance Time, at the written request of Parent, the Company shall use reasonable best efforts to cause each director and each officer of the Company and each Subsidiary of the Company to execute and deliver a letter effectuating his or her resignation as a director or officer (but not as an employee) of such Subsidiary effective as of the Acceptance Time. At the request of Parent, the Company will use reasonable efforts to cooperate with Parent to effect the replacement of any such directors and officers selected by Parent at the Acceptance Time.

Section 6.11 Company Convertible Notes. From the date hereof, the Company shall use commercially reasonable efforts to comply with the terms of the Indenture with respect to any right of holders to convert the Company Convertible Notes or with respect to the Company’s obligation to repurchase the Company Convertible Notes from the holders thereof as a result of the transactions contemplated hereby, including the delivery of any and all appropriate notices required by the terms of the Indenture. Prior to taking any of the foregoing actions, the Company shall consult with and reasonably cooperate with Parent with respect to the action and the intended manner and form thereof.

Section 6.12 Director and Officer Liability. From and after the Acceptance Time, Parent shall cause the Company or Surviving Corporation, as the case may be, to, to the extent permitted by applicable Law, (a) indemnify, defend and hold harmless, against any costs or expenses (including attorney’s fees and expenses and disbursements), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, and provide advancement of expenses to, all past and present directors and officers of the Company and its

Subsidiaries (in all of their capacities) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by the Company pursuant to the Company Charter Documents and the indemnification agreements of the Company, if any, in existence on the date hereof with any directors and officers of the Company (it being understood that in no event shall Parent be obligated to provide any such indemnification under circumstances in which the Company would not be so required), (b) include and cause to be maintained in effect in the Company or the Surviving Corporation’s (or any successor’s), as the case may be, charter and by-laws for a period of six (6) years after the Acceptance Time, the current provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses contained in the Company Charter Documents and (c) cause to be maintained for a period of six (6) years after the Acceptance Time the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company (provided that the Surviving Corporation (or any successor) may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before the Acceptance Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions), provided, however, that in no event will the Company or the Surviving Corporation, as the case may be, be required to expend annually in excess of 250% of the annual premium currently paid by the Company for such coverage (and to the extent the annual premium would exceed 250% of the annual premium currently paid by the Company for such coverage, the Company or the Surviving Corporation, as the case may be, shall use reasonable best efforts to cause to be maintained the maximum amount of coverage as is available for such 250% of such annual premium). In addition, Company or the Surviving Corporation, as the case may be, may satisfy its obligations under this Section 6.12 by purchasing a six-year “tail” prepaid policy on terms and conditions no less advantageous to the indemnified parties, or any other person entitled to the benefit of Section 6.12 of this Agreement, as applicable, than the existing directors’ and officers’ liability (and fiduciary) insurance maintained by the Company, covering, without limitation, the Transactions. If the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations set forth in this Section 6.12.

Section 6.13 Notices of Certain Events. Each of the Company and Parent shall promptly as reasonably practicable notify the other:

(i) upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or of any failure of such Person to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of such Person set forth herein or the conditions to the obligations of the other party to consummate the Merger, or the remedies available to the parties hereto, and provided, further, that failure to give any such notice shall not be treated as a breach of covenant for the purposes of Section 5 of Annex A, Section 8.01(c)(i) or Section 8.01(d)(i), as applicable;

(ii) to the extent the Company has Knowledge of such notice or communication, of any written communication from any Person alleging that the consent of such Person is required in connection with the Transactions contemplated by this Agreement;

(iii) of any written communication from any Governmental Authority related to the Transactions contemplated by this Agreement; and

(iv) of any Actions commenced and served on the Company or, to its Knowledge, threatened in writing against the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement.

Section 6.14 Takeover Statute. If any “fair price,” “moratorium,” “business combination,” “control share acquisition” or other form of anti-takeover statute or regulation shall become applicable to the Transactions or the other transactions contemplated by this Agreement after the date of this Agreement, each of the Company and Parent and the members of their respective Boards of Directors shall grant such approvals and take such actions as are reasonably necessary so that the Transactions and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated herein and otherwise act to eliminate or minimize the effects of such statute or regulation on the Merger, and the other transactions contemplated hereby.

Section 6.15 Deregistration; Stock Exchange Delisting. Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NYSE to cause the delisting of the Company Common Stock from NYSE as promptly as practicable after the Effective Time and deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after such delisting. The Company shall not cause the Company Common Stock to be delisted from the NYSE prior to the Effective Time.

Section 6.16 Fees and Expenses. Except as provided in Section 8.03, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such fees or expenses, whether or not the Transactions are consummated.

Section 6.17 Company Cooperation on Certain Matters. After the date hereof and prior to the Effective Time, Parent and the Company shall use reasonable best efforts to confer on a regular basis regarding the general status of the ongoing operations of the Company and its Subsidiaries and integration planning matters.

Section 6.18 FIRPTA Affidavit. Within three (3) Business Days of the Closing, the Company shall deliver to Parent an affidavit satisfying the requirements of Section 1445(b)(3) of the Code and the Treasury Regulations promulgated thereunder, certifying that the Company is not and has not been a “United States real property holding corporation” within the meaning of Section 897 of the Code during the period described in Section 897(c)(1)(A)(ii) of the Code.

Section 6.19 Merger Sub Obligations. Parent agrees to take all action necessary to cause Merger Sub or the Surviving Corporation, as applicable, to perform all of its respective agreements, covenants and obligations under this Agreement.

ARTICLE VII

CONDITIONS PRECEDENT TO THE MERGER

Section 7.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction on or prior to the Effective Time of the following conditions:

(a) Company Shareholder Approval. The Company Shareholder Approval shall have been obtained, if and to the extent required under applicable Law, and, if Company Shareholder Approval is not required under applicable Law, at least one (1) month shall have passed since the date a copy of this Agreement was mailed to the Company Shareholders (to the extent required by Section 48-21-105(e) of the TBCA);

(b) Purchase of Company Common Stock. Parent or Merger Sub shall have accepted for payment and paid for shares of Company Common Stock pursuant to the Offer in accordance with the terms of this Agreement; and

(c) No Restraints. No order, injunction, judgment, decree or ruling (whether temporary, preliminary or permanent) enacted, promulgated, issued or entered by any Governmental Authority (collectively, “Restraints”)

or Laws shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making consummation of the Merger illegal.

ARTICLE VIII

TERMINATION

Section 8.01 Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Acceptance Time:

(a) by mutual written agreement of the Company and Parent; or

(b) by either the Company or Parent:

(i) upon written notice to the other party, if the Acceptance Time shall not have occurred on or prior to the close of banking business New York City time on the Termination Date; provided, however, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement has been the cause of, or resulted in, the failure of the Acceptance Time to occur on or before the Termination Date;

(ii) if a Restraint prohibiting the Offer and/or the Merger shall be in effect and have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.01(b)(ii) shall not be available to a party if the issuance of such final, non-appealable Restraint was primarily due to the failure of such party to perform in any material respect any of its obligations under this Agreement;

(iii) if the Offer (as it may have been extended pursuant to Section 1.01) expires as result of the non-satisfaction of any Offer Condition or is terminated or withdrawn pursuant to its terms in accordance with this Agreement without any shares of Company Common Stock being purchased thereunder and the Company has not otherwise requested that Parent and Merger Sub extend the Offer in accordance with Section 1.01(e); or

(c) by Parent:

(i) upon written notice to the Company, if the Company (A) shall have breached any of the covenants or agreements contained in this Agreement to be complied with by the Company such that the closing condition set forth in Section 5 of Annex A of this Agreement would not be satisfied (other than in the case of a breach of the covenants or agreements set forth in Section 6.03) or (B) there exists a breach of any representation or warranty of the Company contained in this Agreement such that the closing condition set forth in Section 4 of Annex A of this Agreement would not be satisfied, and, in the case of both (A) and (B), such breach or condition is not curable by the Termination Date or, if curable, is not cured by the Termination Date; provided, that the Company shall use reasonable best efforts to cure such breach as promptly as practicable;

(ii) if (A) a Change in the Company Recommendation shall have occurred, other than pursuant to Section 6.03(d)(2) (or any action by any committee of the Company’s Board of Directors which, if taken by the Company’s full Board of Directors, would be a Change in the Company Recommendation), (B) following the date any Acquisition Proposal or any material modification thereto is first made public, sent or given to the shareholders of the Company, the Company fails to issue a press release that expressly reaffirms the Company Board Recommendation within ten Business Days following Parent’s written request to do so (which request may only be made once with respect to any such Acquisition Proposal and each material modification thereto), (C) the Company or its Board of Directors shall approve or recommend, or enter into or allow the Company or any of its Subsidiaries to enter into, a Company Acquisition Agreement, (D) any tender offer or exchange offer is commenced by any Third Party with respect to the outstanding Company Common Stock prior to the Acceptance Time, and the Company’s Board of Directors

shall not have recommended that the Company Shareholders reject such tender offer or exchange offer and not tender their Company Common Stock into such tender offer or exchange offer within ten Business Days after commencement of such tender offer or exchange offer, (E) the Company shall have failed to include the Company Board Recommendation in the Schedule 14D-9, or (F) the Company or its Board of Directors (or any committee thereof) shall publicly announce its intentions to do any of actions specified in this Section 8.01(c)(ii);

(iii) if since the date of this Agreement, there shall have occurred any event, occurrence, development or state of circumstances, change, fact or condition that individually or in the aggregate has had or would reasonably be expected to result in a Company Material Adverse Effect;

(iv) if the Company shall have breached (other than in an immaterial respect) any of its obligations under Section 6.03;

(v) if a Change in the Company Recommendation pursuant to Section 6.03(d)(2) (or any action by any committee of the Company’s Board of Directors which, if taken by the Company’s full Board of Directors, would be a Change in the Company Recommendation pursuant to Section 6.03(d)(2)) shall have occurred; or

(d) by the Company:

(i) if (A) Parent shall have breached any of its representations or warranties contained in this Agreement or (B) Parent shall have failed to perform all obligations, covenants or agreements required to be performed by them under this Agreement, in each case, which breach or failure to perform (i) is not curable by the Termination Date or, if curable, is not cured by the Termination Date; provided, that Parent shall use reasonable best efforts to cure such breach as promptly as practicable and (ii) would reasonably be expected to prevent, materially impede or delay the Acceptance Time beyond the Termination Date; or

(ii) at any time prior to the Acceptance Time, if the Company’s Board of Directors determines to enter into a definitive Company Acquisition Agreement providing for a Superior Proposal, but only if the Company is not in material breach of Section 6.03, and shall concurrently with such termination enter into the Company Acquisition Agreement and pay the Termination Fee concurrently with such termination.

Section 8.02 Effect of Termination. In the event of the termination of this Agreement as provided in

Section 8.01, written notice of such termination shall be given to the other party or parties hereto, specifying the provision of this Agreement pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Section 6.06(b), Section 6.16, this Section 8.02, Section 8.03 and Article IX, all of which shall survive termination of this Agreement), and there shall be no liability or other obligation on the part of Parent, Merger Sub or the Company or their respective Subsidiaries, or its or their respective shareholders, controlling Persons or Representatives, provided, however, that except as set forth in Section 8.03, nothing contained in this Section 8.02 shall relieve Parent, Merger Sub or the Company from liability for fraud or knowing and willful breach (other than in any immaterial respect) of their respective covenants and agreements set forth in this Agreement.

Section 8.03 Termination Fee. In the event that this Agreement is terminated by Parent pursuant to Section 8.01(c)(ii)(A), (C) or (E) or Section 8.01(c)(ii)(F) (with respect to any of the events described in Section 8.01(c)(ii)(A), (C) or (E)) or the Company pursuant to Section 8.01(d)(ii), and

(A) during the thirty (30) calendar day period following the date of this Agreement the Company received a written Acquisition Proposal from a Third Party and during such period the Board of Directors of the Company determined in good faith (after consultation with its financial advisor) that such Acquisition Proposal constituted or could reasonably be expected to result in a Superior Proposal, and

(B) the Acquisition Proposal referred to in (A) above constituted the basis for the Company taking or failing to take the action that gave rise to Parent’s or the Company’s right to terminate this Agreement, then, the Company shall pay to Parent a termination fee of $75,000,000 (the “Tier I Termination Fee”). The Termination Fee payable pursuant to this Section 8.03(a) shall be paid no later than the second (2nd) Business Day following termination in the case of Section 8.01(c)(ii)(A), (C) or (E) or Section 8.01(c)(ii)(F) (with respect to any of the events described in Section 8.01(c)(ii)(A), (C) or (E)) and concurrently (or the next Business Day if payment is not feasible on the same day) with termination in the case of Section 8.01(d)(ii).

(b) In the event that this Agreement is terminated by Parent pursuant to Section 8.01(c)(ii)(A), (C) or (E) or Section 8.01(c)(ii)(F) (with respect to any of the events described in Section 8.01(c)(ii)(A), (C) or (E)) or Section 8.01(c)(v), or the Company pursuant to Section 8.01(d)(ii) and the Tier I Termination Fee is not payable pursuant to Section 8.03(a), then the Company shall pay to Parent a termination fee of $110,000,000 (the “Tier II Termination Fee,” collectively with the Tier I Termination Fee, the “Termination Fee” ), plus, in the case of a termination pursuant to Section 8.01(c)(v), Parent’s Expenses actually incurred by Parent on or prior to the termination of this Agreement; provided that in no event shall the Company be required to reimburse Parent’s Expenses in excess of $15,000,000. The Termination Fee and any Expenses payable pursuant to this Section 8.03(a) shall be paid no later than the second (2nd) Business Day following termination in the case of Section 8.01(c)(ii)(A), (C) or (E) or Section 8.01(c)(ii)(F) (with respect to any of the events described in Section 8.01(c)(ii)(A), (C) or (E)) or Section 8.01(c)(v) and concurrently (or the next Business Day if payment is not feasible on the same day) with termination in the case of Section 8.01(d)(ii).

(c) In the event that (i) (A) this Agreement is terminated pursuant to Section 8.01(c)(ii)(B) or (D) or Section 8.01(c)(ii)(F) (with respect to any of the events described in Section 8.01(c)(ii)(B) or (D)), and

(A) during the thirty (30) calendar day period following the date of this Agreement a Third Party commenced a tender offer or exchange offer with respect to the outstanding Company Common Stock or a Third Party made public, sent or gave to the shareholders of the Company, an Acquisition Proposal or any material modification thereof, and

(B) the tender offer, exchange offer or Acquisition Proposal referred to in (A) above constituted the basis for the Company taking or failing to take the action that gave rise to Parent’s right to terminate this Agreement; and

(C) within 12 months after such termination, the Company or any Company Subsidiary enters into a definitive agreement to engage in a transaction that constitutes an Acquisition Proposal or consummates a transaction that constitutes an Acquisition Proposal (provided that for purposes of this Section 8.03(c), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 10.01(a), except that the references to 15% shall be deemed to be references to 50%), then, the Company shall pay to Parent the Tier I Termination Fee no later than two (2) Business Days after the earlier of the execution of such definitive agreement or consummation of the transaction that constitutes an Acquisition Proposal.

(d) In the event that (i) (A) this Agreement is terminated pursuant to Section 8.01(c)(ii)(B) or (D) or Section 8.01(c)(ii)(F) (with respect to any of the events described in Section 8.01(c)(ii)(B) or (D)) and the Tier I Termination Fee is not payable pursuant to Section 8.03(c) or (B) after the date of this Agreement and prior to the Acceptance Time an Acquisition Proposal shall have been publicly disclosed (and not publicly withdrawn prior to the Acceptance Time) and this Agreement is terminated pursuant to Section 8.01(b)(i), Section 8.01(b)(iii) (at any time during which the Minimum Condition has not been satisfied), Section 8.01(c)(i), or Section 8.01(c)(iv); and (ii) within 12 months after such termination, the Company or any Company Subsidiary enters into a definitive agreement to engage in a transaction that constitutes an Acquisition Proposal or consummates a transaction that constitutes an Acquisition Proposal (provided that for purposes of this Section 8.03(d), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 10.01(a), except that the references to 15% shall be deemed to be references to 50%), then the Company shall pay to Parent the Tier II Termination Fee no later than two (2) Business Days after the earlier of the execution of such definitive agreement or consummation of the transaction that constitutes an Acquisition Proposal.

(e) All payments under this Section 8.03 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent.

(f) Each of the Company and Parent acknowledges that the agreements contained in this Section 8.03 are an integral part of this Agreement. Accordingly, in the event that the Company shall fail to pay the Termination Fee or Expenses when due, the Company shall reimburse Parent for all reasonable costs and expenses incurred or accrued by it (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.03 with interest on the amount of the Termination Fee from the date that such payment was required to be made until the date of actual payment at the prime lending rate prevailing during such period as published in The Wall Street Journal.

(g) The parties hereto agree that the payment of the Termination Fee shall be the sole and exclusive remedy available to Parent and Merger Sub with respect to this Agreement and the Merger in the event any payments become due and payable, and, upon payment of the applicable amount, the Company shall have no further liability to Parent and Merger Sub hereunder.

ARTICLE IX

MISCELLANEOUS

Section 9.01 No Additional Representations. To the fullest extent permitted by applicable Law, none of the Company, Parent, Merger Sub, their Affiliates or their respective Subsidiaries, shareholders, controlling Persons or Representatives shall have any liability or responsibility whatsoever to any other party hereto, its Affiliates or any of their respective Subsidiaries, shareholders, controlling Persons or Representatives on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to such party, its Affiliates or any of their respective Subsidiaries, shareholders, controlling Persons or Representatives, including in respect of the specific representations and warranties of the Company set forth in Article IV of this Agreement and in respect of the specific representations and warranties of Parent and Merger Sub set forth in Article V of this Agreement, except as and only to the extent expressly set forth in this Agreement with respect to such representations and warranties and subject to the limitations and restrictions contained in this Agreement.

Section 9.02 No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Acceptance Time. This Section 9.02 shall not limit the survival of any covenant or agreement of the parties hereto in the Agreement which by its terms contemplates performance after the Acceptance Time.

Section 9.03 Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Shareholder Approval, by written agreement signed by all of the parties hereto; provided, however, that following approval of this Agreement by the Company Shareholders, there shall be no amendment of or change to the provisions of this Agreement which by Law would require further approval by the Company Shareholders without such approval.

Section 9.04 Extension of Time, Waiver, etc. At any time prior to the Effective Time, any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) to the extent permitted by applicable Law, waive compliance by the other party with any of the agreements contained in this Agreement or, except as otherwise provided in this Agreement, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver of rights, nor shall any single or partial exercise of such rights preclude any other or further exercise of such rights or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 9.05 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void, except that Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any one or more direct or indirect wholly-owned Subsidiaries of Parent without the consent of the Company, but no such assignment shall relieve Merger Sub of any of its obligations under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

Section 9.06 Counterparts. This Agreement may be executed in counterparts (including by facsimile or pdf) (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties. Copies of executed counterparts transmitted by facsimile or electronic transmission shall be considered original executed counterparts for purposes of this Section 9.06, provided that receipt of copies of such counterparts is confirmed.

Section 9.07 Entire Agreement; No Third-Party Beneficiaries. This Agreement, including the exhibits and annexes hereto, the Company Disclosure Schedule, the Parent Disclosure Letter, the documents and instruments relating to the Merger referred to in this Agreement and the Confidentiality Agreement (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter of this Agreement and (b) except for the provisions of Section 6.12, are not intended to confer upon any Person other than the parties hereto any rights, benefits or remedies.

Section 9.08 Governing Law; Jurisdiction; Waiver of Jury Trial. (a) THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, APPLICABLE TO CONTRACTS EXECUTED IN AND TO BE PERFORMED ENTIRELY WITHIN THAT STATE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS; PROVIDED, HOWEVER, THAT MATTERS INVOLVING THE INTERNAL CORPORATE AFFAIRS OF PARENT, MERGER SUB OR THE COMPANY SHALL BE GOVERNED BY THE LAWS OF THE JURISDICTION IN WHICH SUCH CORPORATION OR COMPANY IS ORGANIZED AND THAT THE LAWS OF THE STATE OF TENNESSEE SHALL APPLY AS MAY BE NECESSARY TO LEGALLY EFFECT THE MERGER AND THE RELATED PROVISIONS IN ARTICLES II AND III HEREOF.

(b) All actions and proceedings arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the Merger shall be heard and determined in the Chancery Court of the State of Delaware, and the parties irrevocably submit to the exclusive jurisdiction of such courts (and, in the case of appeals, appropriate appellate courts therefrom) in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. The parties agree that service of any court paper may be made in any manner as may be provided under the applicable Laws or court rules governing service of process in such court. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(c) EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.

Section 9.09 Specific Enforcement. Notwithstanding Section 8.03, the parties hereto agree that irreparable damage would occur for which monetary damages would not be an adequate remedy in the event that any of the provisions of this Agreement are not performed in accordance with the terms hereof or are otherwise breached, and that the party seeking to enforce this Agreement against such nonperforming party under this Agreement shall be entitled to specific performance and the issuance of injunctive and other equitable relief. The parties hereto further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which they are entitled at Law or in equity.

Section 9.10 Notices. Except for notices that are specifically required by the terms of this Agreement to be delivered orally, all notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) and sent by overnight courier (providing proof of delivery) to the parties hereto at the following addresses:

if to Parent or Merger Sub, to:

Pfizer Inc.

235 East 42nd Street

New York, New York 10017

Attention: Amy Schulman, Senior Vice President and General Counsel

Facsimile No.: (212) 573-0768

with a copy to:

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, NY 10281

Attention: Dennis J. Block

                 William P. Mills

Facsimile No.: (212) 504-6666

if to the Company, to:

King Pharmaceuticals, Inc.

400 Crossing Boulevard

Bridgewater, NJ 08807

Attention: James W. Elrod, Chief Legal Officer

Facsimile No.: (423) 990-0987

with a copy to:

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

Attention: Scott F. Smith

                 Jack S. Bodner

Facsimile No.: (212) 841-1010

or such other address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient if received prior to 5 p.m., local time, in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 9.11 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Merger is fulfilled to the extent possible.

ARTICLE X

DEFINITIONS

Section 10.01 Certain Definitions. (a) As used herein, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided that (i) an Acceptable Confidentiality Agreement need not contain any “standstill” or similar covenant and (ii) an Acceptable Confidentiality Agreement may include provisions that are less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, so long as the Company offers to amend the Confidentiality Agreement concurrently with execution of such Acceptable Confidentiality Agreement to (y) include substantially similar provisions for the benefit of the parties thereto and (z) waive any “standstill” or similar covenant to the extent such Acceptable Confidentiality Agreement does not contain any “standstill” or similar covenant.

“Acquisition Proposal” means a bona fide proposal or offer from any Person (other than Parent and its Subsidiaries) relating to any (i) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other business combination or similar transaction involving the Company or any of its Subsidiaries, pursuant to which any such Person would own or control, directly or indirectly, 15% or more of the consolidated assets, revenues or net income of the Company and its Subsidiaries, taken as a whole, (ii) sale, lease, license or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of the Company (including Equity Interests of any of its Subsidiaries) or any Subsidiary of the Company representing 15% or more of the consolidated assets, revenues or net income of the Company and its Subsidiaries, taken as a whole, or to which 15% or more of the Company’s revenues, earnings or assets on a consolidated basis are attributable, taken as a whole, (iii) issuance or sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of Equity Interests representing 15% or more of the voting power of the Company, (iv) tender offer, exchange offer or any other transaction or series of transactions in which any Person will acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of Equity Interests representing 15% or more of the voting power of the Company or (v) any combination of the foregoing.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. As used in the definition of Affiliate, the term “control” means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by applicable Law to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Acquisition Agreement” means any merger, acquisition or other agreement which gives effect to any Acquisition Proposal.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Charter” means the Third Amended and Restated Charter of the Company, as amended on or prior to the date hereof.

“Company Common Stock” means the common stock of the Company, no par value.

“Company Compensatory Award” means each Company Stock Option, Company PSU, Company RSU and Company Restricted Stock Award.

“Company Convertible Notes” means $400,000,000 aggregate principal amount of 1 1/4% Convertible Senior Notes due April 1, 2026, issued pursuant to the Indenture between the Company, the Subsidiary Guarantors and The Bank of New York Trust Company, N.A., dated March 29, 2006 (the “Indenture”).

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Sub.

“Company Financial Statements” means collectively the audited consolidated financial statements and unaudited consolidated interim financial statements of the Company, together with the related notes and schedules thereto, included in the Company SEC Documents.

“Company Intellectual Property” shall mean all registered and unregistered Intellectual Property exclusively owned by the Company or its Subsidiaries, or co-owned or jointly owned by the Company or its Subsidiaries with any Third Party.

“Company Material Adverse Effect” means any event, occurrence, development or state of circumstances, change, fact or condition that (i) prevents, materially impedes or materially delays the consummation of the Merger to a date following the Termination Date or (ii) is materially adverse to the financial condition, assets, liabilities, business or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that a Company Material Adverse Effect shall not be deemed to include effects, events, occurrences, developments or state of circumstances, changes, facts or conditions arising out of, relating to or resulting from: (A) changes generally affecting the economy, financial or securities markets or political, legislative or regulatory conditions, to the extent such changes do not adversely affect the Company and its Subsidiaries in a disproportionate manner relative to other participants in the pain-management specialty pharmaceutical industry or the animal health medicinal and nutritional products industry; (B) changes in the pain-management specialty pharmaceutical industry or the animal health medicinal and nutritional products industry, to the extent such changes do not adversely affect the Company and its Subsidiaries in a disproportionate manner relative to other participants in such industries, respectively; (C) any change in Law or the interpretation thereof, to the extent such changes do not adversely affect the Company and its Subsidiaries in a disproportionate manner relative to other participants in the pain-management specialty pharmaceutical industry or the animal health medicinal and nutritional products industry, or any change in applicable accounting regulations or principles, including GAAP, or the interpretation thereof; (D) acts of war, armed hostility or terrorism; (E) any change directly attributable to the announcement of the Merger, including any litigation resulting therefrom, provided that this clause (E) shall not apply for purposes of the Company’s representations and warranties contained in Section 4.04 of this Agreement or the accuracy of such representations and warranties for purposes of Section 4 of Annex A; (F) any failure by the Company to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period ending on or after the date of this Agreement (it being understood and agreed that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect); (G) any change in the price or trading volume of the Company Common Stock on the NYSE (it being understood and agreed that the facts and circumstances giving rise to such change may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect); (H) compliance with the terms (including covenants) of, or taking of any action required by, this Agreement, including any negative impact on relationships with employees of the Company or its Subsidiaries or disruption in supplier, distributor, landlord, partner or similar relationships as a result thereof; and (I) the adverse consequences of Parent not granting the Company consent to take an action prohibited under Section 6.01(b) hereof if the Company requested such consent in accordance with the terms of this Agreement.

“Company Preferred Stock” means the preferred stock of the Company, no par value.

“Company Products” means all biological, drug, and vaccine products and agents, all animal health products and all consumer products being developed, tested in clinical trials, manufactured, sold, or distributed by the Company or any of its Subsidiaries.

“Company PSU” means each award of performance shares of the Company outstanding under any Company Stock Plan.

“Company Restricted Stock Award” means each award with respect to a share of restricted Company Common Stock outstanding under any Company Stock Plan that is, at the time of determination, subject to forfeiture or repurchase by the Company.

“Company RSU” means each award of restricted stock units or performance shares of the Company outstanding under any Company Stock Plan.

“Company Stock Option” means each compensatory option to purchase Company Common Stock outstanding under any Company Stock Plan.

“Company Stock Plan” means any stock option, stock incentive or other equity compensation plan or non-plan agreement sponsored or maintained by the Company or any Subsidiary or Affiliate of the Company, in each case, a true and complete list of each of which is set forth in Section 4.18(a) of the Company Disclosure Schedule.

“Confidentiality Agreement” means the Confidentiality Agreement, dated July 9, 2010 (as it may be amended from time to time), between Parent and the Company.

“Contract” means, with respect to any Person, any of the agreements, contracts, leases (whether for real or personal property), notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of Indebtedness, letters of credit, settlement agreements, franchise agreements, undertakings, employment agreements, license agreements, instruments to which such Person or its Subsidiaries is a party, whether oral or written.

“Credit Agreement” means the Credit Agreement, dated as of May 11, 2010, among the Company, the Lenders Named Therein, Credit Suisse AG, as Administrative Agent, as Collateral Agent and as Swingline Lender, Credit Suisse Securities (USA) LLC, Bank of America, N.A., DnBNOR Bank ASA, SunTrust Bank and U.S. Bank National Association, as Co-Syndication Agents, Credit Suisse Securities (USA) LLC, as Sole Arranger and Sole Bookrunner.

“Environmental Claim” means any and all written complaints, summons, citations, directives, orders, decrees, claims, liens, litigation, investigations, notices of violation, judgments, administrative, regulatory or judicial actions, suits, demands or proceedings, or notices of noncompliance or violation by any Governmental Authority or Person involving or alleging potential liability of the Company or any of its Subsidiaries arising out of or resulting from any violation of any Environmental Law or the presence or Release of Hazardous Material at, from, or otherwise relating to: (i) any of the Company’s or its Subsidiaries’ facilities or any other properties or facilities currently or formerly owned, leased, operated or otherwise used by Company or any of its Subsidiary or any predecessor in interest; (ii) nearby properties or businesses; or (iii) any facilities that received Hazardous Material generated by the Company or any of its Subsidiaries or any predecessor in interest.

“Environmental Laws” shall mean all applicable federal, state, local or foreign Laws, statutes, regulations, ordinances, decrees, directives, judgments, common law, or other enforceable requirements of Governmental Authorities, relating to pollution or protection of human health and safety (including workplace health and safety) or the environment, including, without limitation, Laws relating to Releases or threatened Release of Hazardous Materials, the protection of human health as a result of exposure to Hazardous Materials, the storage, transport or disposal of solid and hazardous waste, discharges of substances to surface water or groundwater, air emissions, recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Materials, and all Laws relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources.

“Environmental Liability” means all liabilities, monetary obligations, losses, damages of any kind including without limitation punitive damages, consequential damages, treble damages, and natural resource damages, costs and expenses (including all fees, disbursements and expenses of counsel, experts and consultants, costs of investigations and feasibility studies, compliance costs, abatement and cleanup costs), fines, penalties, sanctions and interest incurred as a result of any claim or demand by any Governmental Authority or any Third Party or requirement of Environmental Law, and which relate to any environmental condition, violation or alleged violation of Environmental Laws or Releases of Hazardous Materials at, from, or otherwise relating to (i) any of the Company’s or its Subsidiaries’ facilities or any other properties or facilities currently or formerly owned, leased, operated or otherwise used by Company or any of its Subsidiary, the Current Company business or any predecessor in interest; (ii) nearby properties or businesses; or (iii) any facilities that received Hazardous Material generated by the Company or any of its Subsidiaries or any predecessor in interest.

“Equity Interest” means any share, capital stock, partnership, limited liability company, membership, member or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Expenses” includes all documented out-of-pocket expenses (including all expenses and disbursements of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates and Representatives) incurred in connection with or related to due diligence, the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby and all other matters related thereto.

“Foreign Official” is broadly interpreted and includes: (i) any elected or appointed official of a Foreign Government (e.g., a member of a ministry of health), (ii) any employee or person acting for or on behalf of a Foreign Government official, Foreign Government agency, or enterprise performing a function of a Foreign Government, (iii) any non-U.S. political party officer, employee or person acting for or on behalf of a non-U.S. political party, or candidate for non-U.S. political office, (iv) any employee or person acting for or on behalf of a public international organization, and (v) any person otherwise categorized as an official of a Foreign Government under local Law. For purposes of this definition, “Foreign Government” includes all levels and subdivisions of non-U.S. governments (i.e., local, regional, or national and administrative, legislative, or executive). Without limiting the generality of the foregoing and for the avoidance of doubt, for purposes of this Agreement, all Foreign Government employees and employees of enterprises owned or controlled by Foreign Governments (e.g., doctors employed in hospitals owned or controlled by Foreign Governments, researchers employed by universities owned or controlled by Foreign Governments, and Foreign Government ministers, civil servants, and regulators) are considered Foreign Officials.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any federal, state or local, domestic, foreign or multinational government, court, regulatory or administrative agency, commission, authority or other governmental instrumentality.

“Hazardous Materials” means any materials, chemicals, pollutants, contaminants, wastes, toxic or hazardous substances, including without limitation petroleum and petroleum products or compounds, gasoline, diesel fuel, solvents, asbestos and asbestos-containing materials, polychlorinated biphenyls, lead and lead-based paints and materials, radon, radioactive materials, pesticides, urea formaldehyde, and mold, (i) that can cause harm to living organisms, human welfare, or the environment, (ii) that are regulated, or for which liability can be imposed, pursuant to Environmental Laws, or (iii) the presence, handling, or management of which requires registration, authorization, investigation or remediation under Environmental Laws, including by example “hazardous substances” and “hazardous wastes” as defined in CERCLA and RCRA, respectively.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means, with respect to any Person, (i) indebtedness, notes payable, bonds, debentures or other obligations of such Person for borrowed money, whether current, short-term or long-term, secured or unsecured; (ii) lease obligations under leases which are classified as capital leases of such Person under GAAP (excluding any operating leases of such Person under GAAP); (iii) indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person; (iv) obligations of such Person for the deferred purchase price of property or services (other than trade payables and obligations of such Person to creditors incurred in the ordinary course of business); (v) obligations of such Person pursuant to or evidenced by hedging, swap, factoring, interest rate, currency or commodity derivatives arrangements or other similar instruments; (vi) off-balance sheet financing of such Person including synthetic leases and project financing; (vii) indebtedness of another Person referred to in clauses (i) through (vi) above guaranteed, directly or indirectly, jointly or severally, in any manner by such Person; (viii) indebtedness referred to in clauses (i) through (vii) above secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property or assets owned by such Person; and (ix) reimbursement obligations of such Person with respect to letters of credit (other than (A) letters of credit issued for the benefit of suppliers to support accounts payable to suppliers incurred in the ordinary course of business consistent with past practices, (B) standby letters of credit relating to workers’ compensation insurance and surety bonds, and (C) surety bonds and customs bonds), bankers’ acceptance or similar facilities issued for the account of such Person.

“Intellectual Property” means any or all of the following in any jurisdiction throughout the world: (i) issued patents, patent applications (including provisional and Patent Cooperation Treaty applications), supplementary protection certificates, and inventors’ certificates, including divisions, continuations, continuations-in-part, renewals, substitutions, extensions, reissues, and reexaminations of any of the foregoing (collectively, “Patents”; (ii) trademarks, service marks, certification marks, collective marks, trade dress, trade names, corporate names, and other indicia of origin or quality, and all registrations and applications for any of the foregoing (including all renewals of same), and together with all goodwill associated with and symbolized by each of the foregoing (collectively, “Trademarks”); (iii) Internet domain names; (iv) published and unpublished original works of authorship, copyrights and moral rights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof (collectively, “Copyrights”); (v) any secret, confidential, or generally unknown information, including formula, process, device, or compilation, used in a business and which gives its owner an opportunity to obtain an advantage over competitors who do not know or use it (“Trade Secrets”); (vi) all other intellectual property or intellectual property rights (in each case whether or not subject to statutory registration or protection).

“Intervening Event” means a material development or change in circumstances relating to the financial condition, assets, liabilities, business or results of operations of the Company and its Subsidiaries occurring or arising after the date hereof that was not known to the Board of Directors of the Company as of the date hereof (and not relating to any Acquisition Proposal or Inquiry); provided, however, that in no event shall the receipt, existence or terms of an Acquisition Proposal or Inquiry or any matter relating thereto or consequence thereof constitute an Intervening Event.

“IP Governmental Authority” means the United States Patent and Trademark Office, the United States Copyright Office, or any foreign equivalent thereof, or any foreign Governmental Authority that performs the same or similar functions to either of the United States Patent and Trademark Office or the United States Copyright Office with respect to the registration of Trademarks or Copyrights or the issuance of Patents.

“Knowledge” or “Known” means with respect to the Company, the actual knowledge of the individuals listed on Section 10.01(a) of the Company Disclosure Schedule.

“knowing and willful” or “knowingly and willfully”, “knowingly and willfully” means a breach that is a consequence of an act undertaken by the breaching party with the knowledge that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement.

“Law” means any federal, state, local, national or supranational or foreign law (including common law), statute, ordinance, rule, regulation, Order, code ruling, decree, arbitration award, agency requirement, license, permit, standard, binding guideline or policy, or other enforceable requirements of any Governmental Authority, including without limitation any such laws or other requirements of China.

“Lien” means, with respect to any property or asset (including any security), any lien, mortgage, pledge, encumbrance, security interest or deed of trust.

“NYSE” means the New York Stock Exchange.

“Order” means any order, judgment or injunction.

“Ordinary Course Agreements” means non-disclosure or confidentiality agreements, materials transfer agreements, evaluation agreements, consulting agreements, sponsorship agreements (other than research and development agreements), advertising agreements, Trademark use agreements (short term and for limited use only), in each case, entered into by the Company or any of its Subsidiaries in the ordinary course of business and provided that none of the foregoing agreements are material to the Company and its Subsidiaries, taken as a whole.

“Parent Material Adverse Affect” means any change, effect, event or occurrence that, individually or in the aggregate, is or would reasonably be expected to prevent, materially delay or materially impair the ability of Parent and Merger Sub to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated hereby.

“Parent Stock” means the common stock, par value $0.05 per share, of Parent.

“Permitted Liens” means any (i) statutory Liens for Taxes, business improvement district charges, water and sewer charges, assessments and other lienable services and other governmental charges and impositions not yet due or payable or that are being contested in good faith through appropriate proceedings for which adequate reserves have been established, in accordance with GAAP, on the consolidated financial statements included in the most recent Company SEC Documents, (ii) statutory Liens arising out of operation of Law, including carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens incurred in the ordinary course of business, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (iv) with respect to Real Property, (1) all matters, whether or not of record, that arise out of the actions of Parent or its agents, representatives or contractors, (2) all easements, covenants, rights-of-way, restrictions and other encumbrances affecting any Owned Real Property or Leased Real Property, (3) all Liens and other matters disclosed, or in any title commitment, report, listing or policy, or in any survey or survey update relating to the Real Property, in each case to the extent publicly available or made available by the Company to Parent (including those relating to physical condition or variations in location or dimension), and (4) any and all Laws affecting the Real Property (including any Laws relating to zoning, building and the use, occupancy, subdivision or improvement of the Real Property); provided that such matters described in clauses (1) through (4) do not prohibit or materially impair the current use and operation of the Real Property subject thereto in the business of the Company, (v) statutory landlords’ Liens and Liens granted to landlords under any lease or sublease, (vi) intercompany liens by and among the Company and any of its Subsidiaries, (vii) any Liens created pursuant to or in connection with this Agreement or disclosed in the Company Disclosure Schedule, (viii) Liens approved in writing by Parent and (ix) Liens that, individually or in the aggregate, do not materially impair the current use and operation of the assets to which they relate.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, charitable organization, institution, Governmental Authority other entity or group (as defined in the Exchange Act).

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching, migration, or other movement or presence in, into or through the indoor or outdoor environment (including, without limitation, ambient air, surface water, groundwater and surface or subsurface strata) or at or from any property.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, including its rules and regulations.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means any corporation, partnership, joint venture or other legal entity of which Parent, the Company or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the stock or other Equity Interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Superior Proposal” means a bona fide written Acquisition Proposal (provided, that for purposes of this definition references to 15% in the definition of “Acquisition Proposal” shall be deemed to be references to 50%) which the Company’s Board of Directors determines in good faith (after consultation with its financial advisor) (i) to be reasonably likely to be consummated if accepted and (ii) to be more favorable to the Company Shareholders from a financial point of view than the Transactions, in each case, taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and this Agreement, any changes to the terms of this Agreement offered by Parent in response to such Acquisition Proposal, and the ability of the Person making such Acquisition Proposal to consummate the transactions contemplated by such Acquisition Proposal (based upon, among other things, expectation of obtaining required approvals).

“Tax Return” means any return, report, claim, certificate, form, statement, disclosure, declaration or information return or statement (including any related or supporting information attached and any amended or supplemental material provided with respect to any of the foregoing) supplied to, or filed with, or required to be supplied to or filed with, a Governmental Authority, in each case, with respect to Taxes.

“Taxes” means (i) any federal, state, local, foreign, provincial or territorial taxes, fees, levies, assessments and other governmental charges of any kind whatsoever, whether imposed directly or through withholding

(together with any and all interest, penalties, additions to tax and additional amounts applicable with respect thereto), including income, franchise, premium, windfall or other profits, gross receipts, property, production, transfer, alternative minimum, sales, use, license, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, net worth, excise, withholding, severance, ad valorem and value added taxes; and (ii) any transferee or secondary liability in respect of any tax (whether imposed by Law or contractual arrangement).

“Third Party” shall mean any Person, including as defined in Section 13(d) of the Exchange Act, other than Parent or any of its Affiliates or the Company and any of its Affiliates, and the Representatives of such Person.

“Third Party Intellectual Property” means Intellectual Property that is owned exclusively by one or more Third Parties.

“Transactions” means the transactions contemplated by this Agreement, including the Offer, the Merger and the Top-Up Option.

“Treasury Regulations” means the regulations promulgated under the Code.

Section 10.02 Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. All references to “dollars” or “$” are to United States dollars. This Agreement is the product of negotiation by the parties having the assistance of counsel and other advisors and, accordingly, it is the intention of the parties that this Agreement not be construed more strictly with regard to one party than with regard to the others.

[The remainder of this page has been intentionally left blank;

the next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their authorized officers as of the date set forth on the cover page of this Agreement.

PFIZER INC.

By:	/s/ Frank A. D’Amelio
	Name:	Frank A. D’Amelio
	Title:	Senior Vice President and Chief Financial Officer

PARKER TENNESSEE CORP.

By:	/s/ Douglas E. Giordano
	Name:	Douglas E. Giordano
	Title:	President

KING PHARMACEUTICALS, INC.

By:	/s/ Brian A. Markison
	Name:	Brian A. Markison
	Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX A

CONDITIONS TO THE OFFER

Notwithstanding any other provisions of the Offer and in addition to Merger Sub’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Agreement and applicable Law, neither Parent nor Merger Sub shall be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any tendered shares of Company Common Stock, unless:

1. There shall have been validly tendered and not validly withdrawn prior to the expiration of the Offer (as it may have been extended pursuant to Section 1.01(e) of the Agreement) the minimum number of shares of Company Common Stock, which when added to the shares of Company Common Stock already owned by Parent and its Subsidiaries represents the number of shares of Company Common Stock required to approve the Agreement, the Merger and the other Transactions pursuant to the Company Charter Documents and the TBCA at the Acceptance Time determined on a fully-diluted basis (the number of shares of Company Common Stock on a “fully-diluted basis” shall equal the number of shares of Company Common Stock then issued and outstanding, plus the number of shares of Company Common Stock which the Company may be required to issue as of such date pursuant to options (whether or not then vested or exercisable), rights, convertible or exchangeable securities (only to the extent then convertible or exchangeable into shares of Company Common Stock) or similar obligations then outstanding; provided that such number shall not include any such options, rights, Company Restricted Stock Awards, convertible or exchangeable securities or similar obligations that may be validly canceled at the Acceptance Time pursuant to Section 2.09) (such number of shares, the “Minimum Condition”);

2. Each of (i) the waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired, and (ii) all other authorizations, consents, orders or approvals of, or declarations, notices or filings with, or expirations of waiting periods imposed by, any Governmental Authority governing foreign antitrust or competition Laws in connection with the Merger and the consummation of the other transactions contemplated hereby by the Company, Parent and Merger Sub shall have been made or obtained (as the case may be) (the “Regulatory Condition”).

3. There shall be no (i) temporary restraining order, preliminary or permanent injunction or other order issued by any Governmental Authority having authority over Parent, Merger Sub, the Company or any Subsidiary of the Company that remains in effect, preventing the acquisition of or payment for shares of Company Common Stock pursuant to the Offer, preventing consummation of the Transactions contemplated hereby, or requiring divestiture of any or all of the shares of Company Common Stock to be purchased pursuant to the Offer, the Merger or the other Transactions, or any portion of the business or assets of Parent or the Company or any of their respective Subsidiaries that would, in the aggregate, result in the one year loss of net sales revenues (as measured by net 2010 sales revenue) in excess of $40,000,000, in the aggregate, as a result of the Offer, the Merger or the other Transactions, (ii) applicable Law enacted or applicable to the Offer or the Transactions by a Governmental Authority having authority over Parent, Merger Sub or any Subsidiary of the Company that makes the acquisition of or payment for shares of Company Common Stock pursuant to the Offer, or the consummation of the Transactions, illegal or (iii) pending, or threatened in writing, proceeding by any Governmental Authority having authority over Parent, Merger Sub, the Company or any Subsidiary of the Company challenging or seeking to restrain or prohibit the acquisition of or payment for shares of Company Common Stock pursuant to the Offer or the Transactions, or seeking to require divestiture of any or all of the shares of Company Common Stock to be purchased pursuant to the Offer, the Merger or the other Transactions or any portion of the business or assets of Parent or the Company or any of their respective Subsidiaries that would, in the aggregate, result in the one year loss of net sales revenues (as measured by net 2010 sales revenue) in excess of $40,000,000, as a result of the Offer, the Merger or the other Transactions.

4. (i) Each of the representations and warranties of the Company contained in Section 4.01 (Organization, Standing and Corporate Power), Section 4.02 (Corporate Authorization) and Section 4.10(i) (Absence of Changes) shall be true and correct in all respects as of the date of this Agreement and as of the Acceptance Time

Exh A-1

as if made as of such date, (ii) the representations and warranties of the Company contained in Section 4.05 (Capitalization) shall be true and correct other than in de minimis respects as of the date of this Agreement and as of the Acceptance Time as if made on such date (except for those representations and warranties which address matters only as of an earlier date which shall be true and correct as of such date) and (iii) each of the other representations and warranties of the Company contained in Article IV of this Agreement shall be true and correct (without giving effect to any exception or qualification contained therein relating to materiality or a Company Material Adverse Effect as of the date of this Agreement and as of the Acceptance Time, as if made as of such date (except for those representations and warranties which address matters only as of an earlier date which shall have been true and correct as of such earlier date), except in the case of this clause (iii), where the failure of such other representations and warranties to be true and correct, individually or in the aggregate, has not had, or would not be reasonably expected to have, a Company Material Adverse Effect.

5. The Company shall have performed or complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Acceptance Time.

6. The Company shall have furnished Parent with a certificate dated as of the date of determination signed on its behalf by its Chief Executive Officer or Chief Financial Officer to the effect that the conditions set forth in items (4), (5), and (7) of this Annex A have been satisfied;

7. Since the date of this Agreement, there shall not have occurred any event, occurrence, development or state of circumstances, change, fact or condition that has had or would reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect; and

8. The Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Merger Sub, may be asserted by either Parent or Merger Sub, regardless of the circumstances giving rise to any such conditions (provided, that nothing herein shall relieve any party hereto from any obligation or liability such party has under the Agreement), and, except for the Minimum Condition, may be waived by Parent or Merger Sub in whole or in part at any time and from time to time, subject to the terms of the Agreement and applicable Law. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

The capitalized terms used in this Annex A shall have the meanings set forth in the Agreement to which it is annexed, except that the term “Agreement” shall be deemed to refer to the agreement to which this Annex A is annexed.

Exh A-2

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each shareholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:

American Stock Transfer & Trust Company, LLC

Operations Center

Attn: Reorganization Department

P.O. Box 2042

New York, New York 10272-2042

Phone: Toll-free (877) 248-6417

(718) 921-8317

Fax: (718) 234-5001

If delivering by hand or courier: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent or the Dealer Manager. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

470 West Avenue

Stamford, CT 06902

Banks and Brokerage Firms, Please Call: (203) 658-9400

Shareholders Call Toll Free: (800) 607-0088

Email: tenderinfo@morrowco.com

The Dealer Manager for the Offer is:

J.P. Morgan Securities LLC

383 Madison Ave, 5th Floor

New York, NY 10179

Toll free: (877) 371-5947